
RECEIVED
JUL - 6 2010
193


10010528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

GoIP Global, Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

GoIP Global, Inc.
381 Park Avenue South, Suite 1201
New York, New York 10016
Tel 877-730-0191
Fax 917-621-3150
www.goipglobal.com

With Copies to:
Virginia K. Sourlis, Esq.
The Sourlis Law Firm
214 Broad Street
Red Bank, NJ 07701
Tel.: (732) 530-9007
Fax: (732) 530-9008
Email: Virginia@SourlisLaw.com

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Isaac H. Sutton
381 Park Avenue South, Suite 1201
New York, NY 10016.
Phone: 877-730-0191
Fax: 917-621-3150.

(Name, address, including zip code, and telephone number, including area code, of agent for service)

4899	90-0471969
(Primary Standard Industrial Classification Code Number)	**(I.R.S. Employer Identification Number)**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties:

(a) Directors of the Issuer;

Name:	Isaac H. Sutton, Chief Executive Officer and Sole Director
Business Address:	381 Park Avenue South, Suite 1201, New York, NY 10016
Residential Address:	1365 York Avenue, New York, NY 10021

(b) Officers of the Issuer;

Name/Title:	Isaac H. Sutton
Business Address:	381 Park Avenue South, Suite 1201, New York, NY 10016
Residential Address:	1365 York Avenue, New York, NY 10021

(c) The Issuer's General Partners;

N/A.

(d) Record owners of 5 Percent or more of any class of the Issuer's equity securities;

None.

(e) Beneficial Owners of 5 Percent or more of any class of the Issuer's equity securities;

Class of Shares Common	No. of Shares Beneficially Owned	% of Total
Isaac H. Sutton (1)	109,187,959	6.63% (2)

(1) Mr. Sutton beneficially owns 109,187,959 shares of the Issuer in the manner as follows: 1) Mr. Sutton personally owns 73,887,719 shares of common stock; 2) Mr. Sutton's spouse owns 300,240 shares of common stock; 3) Mr. Sutton personally owns 100,000 shares of Series A Preferred Stock convertible immediately on a 100 shares of common stock per every 1 shares of Series A Preferred basis; 4) Mr. Sutton personally owns 100,000 shares of Series B Preferred Stock convertible immediately on a 200 shares of common stock per every 1 shares of Series B Preferred basis; 5) Mr. Sutton personally owns 500,000 shares of Series C Preferred Stock convertible immediately on a 10 shares of common stock per every 1 shares of Series C Preferred basis. Assuming an immediate conversion of Mr. Sutton's holdings in each of the Series of Preferred Stock together with the amount of common stock beneficially owned by he and his spouse, Mr. Sutton beneficially owns 109,187,959 shares of common stock as of July 2, 2010.

(2) Based on 1,646,803,472 shares of common stock issued and outstanding as of July 2, 2010.

(f) Promoters of the Issuer;

N/A.

(g) Affiliates of the Issuer;

None.

(h) Counsel to the issuer with respect to the proposed offering;

Name: Virginia K. Sourlis, Esq.

Business Address: The Sourlis Law Firm
214 Broad Street
Red Bank, NJ 07701

(i) Each underwriter with respect to the proposed offer;

The Company has not engaged any underwriters or placement agents to assist with the proposed Offering. The Company may retain one or more placement agents to assist with the offering. As of the date of this Offering Statement, the Company has not identified any placement agents, and has not had any discussions with any placement agents regarding this Offering.

Should the Company decide to retain the services of one or more placement agents subsequent to this Form 1-A's qualification by the Securities and Exchange Commission ("SEC"), the Company will immediately file with the SEC an amendment to this Form 1-A thereby identifying such placement agent and otherwise providing for all information relating to such person as required by the SEC. The Company will also update the Regulation A Offering Circular to provide for such information relating to the salesperson.

(j) the underwriter's directors;

N/A.

(k) the underwriter's officers;

N/A.

(l) the underwriter's general partners; and

N/A.

(m) counsel to the underwriters;

N/A/

ITEM 2. Application of Rule 262

No person identified in Item 1 above is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The proposed offering does not involve the sale of any securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or salespersons.

The Company has not engaged any underwriters or placement agents to assist with the proposed Offering. The Company may retain one or more placement agents to assist with the offering. As of the date of this Offering Statement, the Company has not identified any placement agents, and has not had any discussions with any placement agents regarding this Offering.

Should the Company decide to retain the services of one or more placement agents subsequent to this Form 1-A's qualification by the Securities and Exchange Commission ("SEC"), the Company will immediately file with the SEC an amendment to this Form 1-A thereby identifying such placement agent and otherwise providing for all information relating to such person as required by the SEC. The Company will also update the Regulation A Offering Circular to provide for such information relating to the salesperson.

(b) List the jurisdiction in which the securities are to be offered other than by underwriters, dealers, or salespersons and state the method by which such securities are to be offered.

The Company intends to offer the securities being qualified under this Form 1-A to persons residing in all U.S. jurisdictions where the sale of such securities are permitted, as well as foreign jurisdictions. The Company will provide notice ("Blue Sky Filings") and will comply with the securities regulations with regards to each jurisdiction in which it offers its securities.

The Company's officers and directors will be conducting all of the sales efforts with regards to the securities being qualified under this Form 1-A, and will not be receiving any type of commission or compensation for these efforts.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

1. **Issuances of Common Stock made pursuant to Regulation D, Rule 504.**
   June 1, 2009 – May 31, 2010

Issuance Date	Recipient	SHARES ISSUED
6/4/2009	TRIPOD GROUP, LLC	4,000,000
8/11/2009	TRIPOD GROUP, LLC	8,500,000
8/19/2009	TRIPOD GROUP, LLC	5,000,000
8/19/2009	TRIPOD GROUP, LLC	15,000,000
10/23/2009	TRIPOD GROUP, LLC	50,000,000
11/19/2009	TRIPOD GROUP, LLC	65,000,000
12/10/2009	TRIPOD GROUP, LLC	30,000,000
12/31/2009	TRIPOD GROUP, LLC	60,000,000
8/31/2009	RIO STERLING HOLDINGS, LLC	6,000,000
9/14/2009	TJ MANAGEMENT GROUP, LLC	7,954,545
10/7/2009	TJ MANAGEMENT GROUP, LLC	22,727,272
10/29/2009	TJ MANAGEMENT GROUP, LLC	45,454,545
9/29/2009	EMRY CAPITAL	85,000,000
9/21/2009	HIGHWATER CAPITAL MANAGEMENT	10,582,010
10/29/2009	HIGHWATER CAPITAL MANAGEMENT	46,153,846
12/15/2009	HIGHWATER CAPITAL MANAGEMENT	88,000,000
9/25/2009	E-LIONHEART ASSOCIATES, LLC	10,000,000
10/23/2009	E-LIONHEART ASSOCIATES, LLC	30,000,000
12/3/2009	E-LIONHEART ASSOCIATES, LLC	48,181,819
12/31/2009	E-LIONHEART ASSOCIATES, LLC	66,250,000
1/18/2010	HIGHWATER CAPITAL MANAGEMENT	93,333,333

2/5/2010	HIGHWATER CAPITAL MANAGEMENT	70,000,000
3/2/2010	HIGHWATER CAPITAL MANAGEMENT	20,000,000
3/9/2010	E-LIONHEART ASSOCIATES, LLC	10,000,000
3/18/2010	E-LIONHEART ASSOCIATES, LLC	8,333,333
1/18/2010	TRIPOD GROUP, LLC	95,000,000
2/9/2010	TRIPOD GROUP, LLC	80,000,000
4/11/2010	TRIPOD GROUP, LLC	-30,000,000
	Total:	1,050,470,703

2. Shares Issued For Services Rendered

	DATE		COMPANY	SHARES	
1	11/18/2009	SERVICES	Cape MacKinnon	10,000,000	
2	3/31/2010	SERVICES	Accredited Members	11,500,000	

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this Form 1-A.

PART II — OFFERING CIRCULAR

* * * * * * * * * * * * * * * * * * * *

COVER PAGE

GoIP Global, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Shares, par value $0.001

Minimum/Maximum number of securities offered: Up to 500,000,000 Shares Common Stock

Number of Shares being Qualified by Selling Security Holders: 0

Number of Shares being Qualified for Sale by the Issuer: 500,000,000

Price per security: To be negotiated by the Company and investor(s), total proceeds not to exceed $5,000,000

Total proceeds to Issuer: Up to $5,000,000

Total proceeds to selling shareholders: N/A

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)? N/A [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? N/A [ ] Yes [X] No ***(See Question No. 22)***

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No ***(See Question No. 26)***

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No ***(See Question No. 25)***

Is transfer of the securities restricted? [ ] Yes [X] No ***(See Question No. 25)***

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Company:	
[]	***Has never conducted operations.***
[X]	***Is in the development stage.***
[X]	***Is currently conducting operations.***
[]	***Has shown a profit in the last fiscal year.***
[]	***Other (Specify):*** ***Check at least one, as appropriate)***

This offering has been registered for offer and sale in the following states:

State*	***State File No.****	***Effective Date****
To Be Determined	To Be Determined	To Be Determined

* The Company intends to offer the securities being qualified pursuant to this Form 1-A to persons residing in all U.S. jurisdictions where the sale of such securities are permitted, as well as foreign jurisdictions. The Company will provide notice ("Blue Sky Filings") and will comply with the securities regulations with regards to each jurisdiction in which it offers its securities.

TABLE OF CONTENTS

	Page
The Company	9
Risk Factors	10
Business and Properties	26
Offering Price Factors	36
Use of Proceeds	39
Capitalization	41
Description of Securities	42
Plan of Distribution	52
Dividends, Distributions and Redemptions	53
Officers and Key Personnel of the Company	53
Directors of the Company	54
Principal Stockholders	55
Management Relationships, Transactions and Remuneration	57
Litigation	58
Federal Tax Aspects	58
Miscellaneous Factors	59
Financial Statements	59; Exhibit 1.1
Management's Discussion and Analysis and Certain Relevant Factors	60

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **153** pages.

Section 1.

THE COMPANY

Exact corporate name: GoIP Global, Inc.

State and date of incorporation: Nevada, May 8, 2003 (under the name "E Education Network, Inc.")

Street address of principal office: 381 Park Avenue South, Suite 1201, New York, New York 10016
Company telephone number: 877-730-0191
Company facsimile number: 917-621-3150
Company email: isutton@goipglobal.com
Company Website: www.goipglobal.com
Fiscal year: September 30th

Person(s) to contact at Company with respect to offering:

GoIP Global, Inc.:

Isaac H. Sutton, Director
381 Park Avenue South, Suite 1201
New York, New York 10016
Tel 877-730-0191
Fax 917-621-3150

Transfer Agent:

Manhattan Transfer Registrar Co
57 Eastwood Road
Miller Place, NY 17764.
Tel 631-928-7655
Fax 631-928-6171

Accountants:

Sherb & Co
805 3rd Ave, New York, New York 10022

Counsel:

The Sourlis Law Firm
Virginia K. Sourlis, Esq.
214 Broad Street
Red Bank, New Jersey 07701
Phone: (732) 530-9007
Cell: (732) 610-5582
Fax: (732) 530-9008
Email: Virginia@SourlisLaw.com
Website: www.SourlisLaw.com

Investor Relations:

Mina Mar Group Inc.
922 The East Mall, Suite 301
Etobicoke, ON M9B 4B1, Canada

Section 2.

RISK FACTORS

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this Form 1-A. If any of the risks discussed in this section actually occur, our business, financial condition and results of operations could be materially and adversely affected. The price of our shares could decline significantly and you may lose all or a part of your investment. The risk factors described below are not the only ones that may affect us.

The Company's business is subject to numerous risk factors including, but not limited to the following:

We are a company with limited revenue and a limited operating history, which makes it difficult to evaluate an investment in our common stock. We have incurred substantial losses in the past and cannot give any assurances that we will ever attain profitability.

Due to our limited financial and other historical data is available for investors to evaluate whether we will be able to fulfill our business strategy and plans. Further, financial and other limitations may force us to modify, alter, or significantly delay the implementation of such plans. We expect to continue to incur losses for the foreseeable future. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties often encountered by companies in the early stage of development. If we are unable to address these risks, we likely will incur substantial losses in the future, making it difficult to implement our business plans and strategies and sustain our then current level of operations. Furthermore, no assurances can be given that our strategy will result in an improvement in operating results or that our operations will become profitable.

Since we expect to continue incurring net losses, we may not be able to implement our business strategy and the price of our stock may decline.

We expect to incur net losses for the foreseeable future. Accordingly, our ability to operate our business and implement our business strategy may be hampered by negative cash flows in the future, and the value of our stock may decline as a result. Our capital requirements may vary materially from those currently planned if, for example, we incur unforeseen capital expenditures or unforeseen operating expenses or make investments to maintain our competitive position. If this is the case, we may have to delay or abandon some or all of our development plans or otherwise forego market opportunities. We will need to generate significant additional revenues to be profitable in the future and we may not generate sufficient revenues to be profitable on either a quarterly or annual basis in the future. To address the risks and uncertainties facing our business strategy, we must, among other things:

- achieve broad customer adoption and acceptance of our products and services;
- successfully raise additional capital in the future;
- successfully integrate, leverage and expand our sales force;
- successfully scale our current operations;
- implement and execute our business and marketing strategies;
- address intellectual property rights issues that affect our business;
- develop and maintain strategic relationships to enhance the development and marketing of our existing and future products and services; and
- respond to competitive developments in the mobile entertainment services industry.

We may not be successful in achieving any or all of these business objectives in a cost-effective manner, if at all, and the failure to achieve these could have a serious adverse impact on our business, results of operations and financial position. Each of these objectives may require significant additional expenditures on our part. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our business model is unproven and may ultimately prove to be commercially unviable.

Because of our limited history of operations, we are unable to predict whether our business model will prove to be viable, whether demand for our media content and personalization products will materialize at the prices we expect to charge, or whether forecast revenue streams and/or pricing levels will be sustainable. We will incur operating expenses based largely on anticipated revenue trends that are difficult to predict. We plan to invest a significant amount of our resources to develop, market and support our products and services in advance of generating revenues. There can be no assurances that we will be able to achieve or sustain revenue streams and/or pricing levels, the result of which would have a material, adverse effect on our business, financial condition, and results of operations. Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control, including, among other things, the Risk Factors described herein. The likelihood of our success must be considered in light of the problems, expenses, complications, delays, and disruptions typically encountered in forming a new management team, hiring and training new employees, expanding into new markets and, the competitive environment in which we intend to operate.

Our failure to respond to rapid changes in technology and its applications and intense competition in the mobile entertainment services industry and related products could make our services obsolete.

The mobile services industry is subject to rapid and substantial technological development and product innovations. To be successful, we must respond to new developments in technology, new applications of existing technology and new treatment methods. Our response may be stymied if we require, but cannot secure, rights to essential third-party intellectual property. We compete against numerous companies offering alternative systems to ours, some of which have greater financial, marketing and technical resources to utilize in pursuing technological development. Our financial condition and operating results could be adversely affected if our mobile entertainment services fail to compete favorably with these technological developments, or if we fail to respond in a timely and effective manner to competitors' new services or price strategies.

Our mobile services and any of our future services may fail to gain market acceptance, which would adversely affect our competitive position.

We have not conducted any independent studies with regard to the feasibility of our proposed business plan, present and future business prospects and capital requirements. We have generated limited commercial distribution for our mobile services. Our services may fail to gain market acceptance and our infrastructure to enable such expansion is still limited. Even if adequate financing is available and our services are ready for market, we cannot be certain that our services will find sufficient acceptance in the marketplace to fulfill our long and short-term goals. Failure of our services to achieve market acceptance would have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that we will be able to protect our intellectual property, which could harm our business.

Our intellectual property is critical to our business, and we seek to protect our intellectual property through copyrights, trademarks, patents, trade secrets, confidentiality provisions in our customer, supplier, potential investors, and strategic relationship agreements, nondisclosure agreements with third-parties, and invention assignment agreements with our employees and contractors. We cannot be certain that measures we take to protect our intellectual property will be successful or that third-parties will not develop alternative solutions that do not infringe upon our intellectual property.

Further, we plan to offer our mobile services and applications to customers worldwide including customers in foreign countries that may offer less protection for our intellectual property than the United States. Our inability to protect against misappropriation of our intellectual property, or claims that we are infringing the intellectual property of third-parties could have a negative effect on our business, results of operations and financial condition.

If our efforts to attract a large number of users and retain our users and paying customers are not successful, then our revenues and operating results would suffer.

Our future growth depends on our ability to attract a large number of customers to our service, and retain our paying customers. This in turn depends on our ability to deliver a high-quality service to these customers. As a result, we must continue to invest significant resources in order to enhance our existing services, as well as introduce new services, and applications that people will find desirable to use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, then we may lose existing customers and may fail to attract new customers.

Our revenue and expenses would also be adversely affected if our innovations are not responsive to the needs of our customers or are not brought to market in an effective or timely manner.

The majority of the company's client relationships are on a month-to-month basis and therefore subject to cancellation termination or non-renewal at any time for any reason.

The Company does not enter into contracts with its small business clients and/or only enters into month-to-month contracts. As a result, the Company's revenue will be derived from clients who could cancel or terminate their relationships with the Company without any significant notice at any time for any reason.
Consequently, the Company's revenues could decrease or decline significantly and the Company could be forced to curtail or abandon its business operations, which could cause any investment in the Company to become worthless.

The life cycle of our services offerings may be short, which could limit the level of revenues achieved from advertising.

The market for wireless services is an emerging market that is changing rapidly. The emergence of new wireless products and technologies, changes in consumer preferences and other factors may limit the life cycle of our content and any future products and services that we develop. This may limit the amount of revenue we are able to achieve from the products and services we develop. If we incur significant costs to develop a product or service and are unable to sell such product or service other than for a short period of time, then our results of operations may be adversely affected. Our future performance will depend on our ability to identify emerging technological trends in the wireless content market, identify changing consumer needs, desires or tastes, develop and maintain competitive technology, including new product and service offerings, improve the performance, features and reliability of our products and services, particularly in response to technological changes and competitive offerings, and bring technology to the market quickly at cost-effective prices.

System or network failures could reduce our sales, increase costs, or result in a loss of customers.

We will rely on various third-party networks, the wireless carriers, and others to deliver our services to our customers and on their billing systems to track and account for their purchases. In certain circumstances, we also rely on our own servers to deliver services to our customers through their wireless carriers' networks. Any failure of, or technical problem with, the third-parties or our billing and delivery systems, information systems or communications networks could result in the inability to deliver services, or prevent the completion of billing for such items. If any of these systems fails, there is an interruption in the supply of power, an earthquake, fire, flood or other natural disaster, or an act of war or terrorism, our customers may be unable to access our media content and products. Any failure of, or technical problem with, the third-parties or our systems could cause us to lose customers or revenues or incur substantial repair costs and distract management from operating our business. If these billing and delivery failures or technical problems were to continue for a prolonged period of time, they could reduce our sales, increase costs, result in a loss of customers, and cause damage to our brand name.

If we are unable to protect our patents, trademarks and other proprietary rights against piracy, infringement by third-parties, or declining legal protection for intellectual property, then our reputation and brand could be impaired, and we could lose customers.

We regard our patents, trademarks, trade secrets, and similar intellectual property as valuable to our business, and rely on trademark and copyright law, trade secret protection, and confidentiality or license agreements with our employees, partners, and others to protect our proprietary rights. Despite our efforts to protect our intellectual property rights, unauthorized third-parties may attempt to copy or otherwise obtain and unlawfully use our media content, technology, services, and applications. There can be no assurance that the steps we take will be adequate to prevent misappropriation or infringement of our proprietary property, including intellectual property.

From time to time, we may need to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our management and resources. Continued enforcement efforts of our intellectual property rights may not affect revenue positively, and revenue could be adversely affected by reductions in the legal protection for intellectual property rights for software developers or medical supply manufacturers by compliance with additional legal obligations impacting these areas.

Third-parties may claim we infringe their intellectual property rights.

Third-parties may sue us for intellectual property infringement or initiate proceedings to invalidate our intellectual property, either of which, if successful, could disrupt the conduct of our business, cause us to pay significant damage awards, or require us to pay licensing fees. Possible consequences of a successful intellectual property infringement claim against us could include, but not be limited to, an injunction against using our intellectual property, significant licensing fees and the possible need to develop alternative media content, technology, services, and applications. Our failure or inability to develop non-infringing services to license the infringed services on a timely basis could force us to withdraw our services from the market or prevent us from introducing new services. In addition, even if we are able to license the infringed services, license fees could be substantial, and the terms of such licenses could be burdensome, which may adversely affect our operating results. We also may incur substantial expenses in defending against third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities and may materially disrupt the conduct of our business.

If we are unable to obtain or maintain agreements (at all or on commercially prudent terms) for the provision of services to power our text messaging activities or secure approval by carriers of our text messaging programs we will not be able to undertake such activities.

As we do not own the technical software applications that interface with carrier networks when a message is sent to or from a phone user we are reliant upon third parties to make such back end services available to us on mutually acceptable terms. If the terms up on which such services are available to us are not acceptable to us or those services are not available to us we have no way of offering text messaging based services. The offering of content and services such as text messaging over the networks of the mobile phone service carriers requires their approval on a carrier by carrier program by program basis through a process call provisioning.

Our business will depend on our server and network hardware and software and our ability to expand network capacity.

The performance of our server and networking hardware and software infrastructure is critical to our business and reputation and our ability to attract Internet users, advertisers, members and e-commerce partners to our website. An unexpected and/or substantial increase in the use of our website could strain the capacity of our systems, which could lead to slower response times or system failures. Any slowdowns or system failures could adversely affect the speed and responsiveness of our website and diminish the experience for our customers. If the usage of our website substantially increases, then we may need to review available capacity with our distributors and possibly purchase additional server capacity, networking equipment and bandwidth to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant or prohibitive. Any system failure that causes an interruption in service or a decrease in the responsiveness of our website could reduce traffic on our website and, if sustained or repeated, could impair our reputation and the attractiveness of our brands, as well as reduce revenue and negatively impact our operating results.

Competition may decrease our market share, revenues and gross margins.

We face intense and increasing competition in the multimedia broadcast market. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for multimedia broadcast services, the more competitors are likely to emerge. We believe that the principal competitive factors in our market include:

- service functionality, quality and performance;
- ease of use, reliability and security of services;

- establishing a significant base of customers and distribution partners;
- ability to introduce new services to the market in a timely manner;
- customer service and support; and
- pricing.

All of our competitors have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop products and service offerings that we do not offer or that are more sophisticated or more cost effective than our own. For these and other reasons, our competitors' products and services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations. Our failure to adequately address any of the above factors could harm our business and operating results.

The technology underlying our services and applications is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our services and applications.

The technology underlying our services and applications is complex and includes software that is internally developed and software licensed from third-parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our digital media services are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Because our customers depend on us for digital media management, any interruptions could:

- damage our reputation;
- cause our customers to initiate product liability suits against us;
- decrease our product development resources;
- cause us to lose revenues; and
- delay market acceptance of our services and applications.

Our business will suffer if our systems fail or our third-party facilities become unavailable.

A reduction in the performance, reliability and availability of our systems and network infrastructure may harm our ability to distribute our products and services to our customers and other users, as well as harm our reputation and ability to attract and retain customers and content providers. Our systems and operations are susceptible to, and could be damaged or interrupted by, outages caused by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. We may not have any redundancy in our Internet multimedia broadcasting facilities and therefore any damage or destruction to these would significantly harm our multimedia broadcasting business. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, "denial of service" attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems, Websites and network communications. This could lead to slower response times or system failures.
Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We also depend on Web browsers, ISPs and online service providers to provide access over the Internet to our product and service offerings.

Many of these providers have experienced significant outages or interruptions in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of interruptions could continue or increase in the future.

Our digital distribution activities are managed by sophisticated software and computer systems. We must continually develop and update these systems. Over time as our business and business needs grow and change, these systems may not adequately reflect the current needs of our business. We may encounter delays in developing these systems, and the systems may contain undetected errors that could cause system failures. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services, customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our products, services and Websites could be less attractive to such entities or individuals and our business could be harmed.

Significant portions of our business are dependent on providing customers with efficient and reliable services to enable customers to connect on a live or on-demand basis. Our operations are dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of such network providers to provide the capacity we require may result in a reduction in, or interruption of, service to our customers. If we do not have access to third-party transmission capacity, we could lose customers and, if we are unable to obtain such capacity on terms commercially acceptable to us our business and operating results could suffer.

Our computer and communications infrastructure is located at a single leased facility. We do not have fully redundant systems, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. Despite our efforts, our network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm our business, operating results and reputation.

Government regulation could adversely affect our business prospects.

We do not know with certainty how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, personal privacy and data protection will apply to our services. Most of these laws were adopted before the advent of related technologies and therefore do not address the unique issues associated with these related technologies. Depending on how these laws are developed and are interpreted by the judicial system, they could have the effect of:

- increasing our costs due to new or changes in tax legislation;
- limiting the growth of mobile telecommunications or the Internet;
- creating uncertainty in the marketplace that could reduce demand for our products and services;
- limiting our access to new markets which may include countries and technology platforms;
- increasing our cost of doing business;
- exposing us to significant liabilities associated with content distributed or accessed through our products or services; or
- leading to increased product and applications development costs, or otherwise harming our business.

Because of this rapidly evolving and uncertain regulatory environment, both domestically and internationally, we cannot predict how existing or proposed laws and regulations might affect our business.

In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing digital music. These laws and regulations could harm us by subjecting us to liability or forcing us to change our business.

We are not diversified.

Our efforts will be concentrated in the multimedia mobile telecommunications industry. To the extent we invest a relatively high percentage of our assets in this industry, we may be more affected by any single adverse economic, political or regulatory event.

The loss of third party suppliers of key services would adversely affect our business.

We will rely on a number of third parties to provide content and technical services. These include services for our bandwidth, streaming media, advertising servers, order handling, customer services, customer account record keeping and data processing services. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption in or the cessation of service by any third-party service provider as a result of systems failures or capacity constraints or for any other reason, and our inability to make alternative arrangements in a timely manner, if at all, would have a material adverse effect on our business, financial condition and operating results.

The loss of any of our executive officers and key personnel could adversely affect our business.

Our continued success will depend to a significant extent on the efforts and abilities of certain of our senior executive officers. The loss of a senior executive officer could have a material adverse effect on our business, financial condition and results of operations. While we intend to enter into employment agreements and incentive programs with certain of our key senior executives, we cannot assure you that any of such persons will not voluntarily terminate his or her employment with us.

We are highly dependent on the services of Isaac H. Sutton, our sole officer and sole director.

Our success depends on the efforts and abilities of Isaac H. Sutton, our sole officer and sole director. The loss of the services of Mr. Sutton would have a material adverse effect on us. Our success also depends upon our ability to attract and retain qualified personnel required to fully implement our business plan. There can be no assurance that we will be successful in these efforts.

We depend on key personnel and will require additional skilled employees to execute our growth plans. We could fail to attract or retain key personnel.

Our potential for success depends significantly on our executive officers. We do not carry key-man life insurance on any executive. Given the early stage of our development and our plans for rapid expansion, the loss of the services of any executive or the services of any other key employees we may hire in the future would have a substantial, adverse effect on our business. We believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, content, sales, marketing and management personnel. If we are unable to hire the necessary personnel, the development of our business would likely be delayed or prevented. Competition for these highly skilled employees is intense.

As a result, we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining the personnel we require for expansion. As a development stage company, we will be at a disadvantage in attracting and retaining key personnel.

<u>Risks Relating to Our Industry</u>

Wireless communications technology is changing rapidly, and we may not be successful in working with these new technologies.

Wireless network and mobile phone technologies are undergoing rapid innovation. New mobile phones with more advanced processors and supporting advanced programming languages continue to be introduced in the market. We have no control over the demand for, or success of, these products. However, if we fail to anticipate and adapt to these and other technological changes, our market share and our operating results may suffer. Our future success will depend on our ability to adapt to rapidly changing technologies, develop media content and personalization products to accommodate evolving industry standards and improve the performance and reliability of our applications. In addition, the widespread adoption of networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our media content and personalization products.

The markets for our services are also characterized by frequent new mobile phone model introductions and shortening mobile phone model life cycles. The development of new, technologically advanced applications to match the advancements in mobile phone technology is a complex process requiring significant research and development expense, as well as the accurate anticipation of technological and market trends. As the life cycle of mobile phone models and other wireless devices shortens, we will be required to develop and adapt our existing media content and personalization products and create new media content and personalization products more quickly. These efforts may not be successful. Any failure or delay in anticipating technological advances or developing and marketing new media content and personalization products that respond to any significant change in technology or customer demand could limit the available channels for our applications and limit or reduce our sales.

Our business depends on the growth and maintenance of wireless communications infrastructure.

Our success will depend on the continued growth and maintenance of wireless communications infrastructure in the United States and around the world. This includes deployment and maintenance of reliable next-generation digital networks with the necessary speed, data capacity and security for providing reliable wireless communications services. Wireless communications infrastructure may be unable to support the demands placed on it if the number of customers continues to increase, or if existing or future customers increase their bandwidth requirements. In addition, viruses, worms and similar break-ins and disruptions from illicit code or unauthorized tampering may harm the performance of wireless communications. If a well-publicized breach of security were to occur, general mobile phone usage could decline, which could reduce the demand for and use of our media content and personalization products.

Wireless communications experience a variety of outages and other delays as a result of infrastructure and equipment failures, and could face outages and delays in the future. These outages and delays could reduce the level of wireless communications usage as well as our ability to distribute our media content and personalization products successfully.

The complexity and incompatibilities among next-generation mobile phones and wireless technologies may require us to use additional resources for the development of our media content and personalization products.

To reach large numbers of wireless subscribers, wireless entertainment publishers such as us must support whether directly through our distributors or otherwise) numerous mobile phone models and technologies.

However, keeping pace with the rapid innovation of mobile phone technologies together with the continuous introduction of new, and often incompatible, mobile phone models by wireless carriers requires significant investments in research and development, including personnel, technologies and equipment. In the future, we may be required to make substantial, additional investments in our development to address this issue.

Next-generation mobile phones may significantly reduce or eliminate the wireless carriers' control over delivery of our media content and personalization products, and force us to further rely on alternative sales channels which, if not successful, could require us to significantly increase our sales and marketing expenses.

We expect that a significant portion of our media content and personalization products will be sold through the branded e-commerce services of our distributors. However, a small number of mobile phone models currently available include operating systems that allow consumers to browse the Internet and, in some cases, download applications from sources other than a carrier's branded e-commerce service. In addition, the development of other application delivery mechanisms such as premium short message services (SMS) will enable consumers to download applications without necessarily having to access the carrier's branded e-commerce service. Increased use by consumers of open operating system handsets or premium-SMS delivery systems will enable them to bypass wireless carriers' branded e-commerce services, and could reduce the market power of wireless carriers. This could force us to reevaluate our decision not to fulfill our media content and personalization products outside of carrier billing services, and could jeopardize our relationships with carriers, if we made the decision to service customers bypassing carrier billing systems.

As well as affecting our overall sales and distribution, such a decision could require us to significantly increase our sales and marketing expenses.

Actual or perceived security vulnerabilities in mobile phones could adversely affect our revenues.

Maintaining the security of mobile phones and wireless networks is critical for our business. There are individuals and groups who develop and deploy viruses, worms and other malicious software programs that may attack wireless networks and mobile phones. For example, security experts have identified computer "worms" that target mobile phones. We believe future threats could lead some customers to curtail their use of our media content and personalization products, reduce or delay future purchases of the same or reduce or delay the use of their mobile phones. Wireless carriers and mobile phone manufacturers may also increase their expenditures on protecting their wireless networks and mobile phone products from attack, which could delay adoption of new mobile phone models. Any of these activities could adversely affect our revenues.

Changes in government regulation of the media and wireless communications industries may adversely affect our business.

It is possible that a number of laws and regulations may be adopted in the United States and elsewhere which could restrict the media and wireless communications industries, including customer privacy, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours, conducting business through wireless carriers. We anticipate that regulation (including self-regulation requirements arising from the industry's attempts to police itself and create best practice guidelines) of our industry will increase, and we will be required to devote legal and other resources to addressing such regulation. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the media and wireless communications industries may lessen the growth of wireless communications services, and may materially reduce our ability to increase or maintain sales of our applications.

A decline in, or limitation on, the use of mobile phones would negatively impact our business.

A number of public and private entities have begun to restrict the use of mobile phones on their premises.
For example, many places of worship, restaurants, hospitals, medical offices, libraries, museums, concert halls and other private and public businesses restrict the use of mobile phones due to privacy concerns, the inconvenience caused by mobile phone users to other patrons and the disruption mobile phones may cause to other electronic equipment at these locations.

Legislation has also been proposed in the United States Congress and by many states and municipalities to restrict or prohibit the use of mobile phones while driving motor vehicles. Some states and municipalities in the United States have already passed laws restricting the use of mobile phones while driving, and similar laws have been enacted in other countries. These laws and other potential laws prohibiting or restricting the use of mobile phones could reduce demand for mobile phones generally and, accordingly, the demand for our media content and personalization products, which could reduce our ability to increase or maintain sales of our media content and personalization products.

A number of studies have examined the health effects of mobile phone use and the results of some of the studies have been interpreted as evidence that mobile phone use causes adverse health effects. The establishment of a link between the use of mobile phone services, and health problems, and any media reports suggesting such a link, could reduce demand for mobile phones and, accordingly, the demand for our media content and personalization products.

The complexity of and incompatibilities among mobile handsets may require us to use additional resources for the development of our content

To reach large numbers of wireless subscribers, mobile entertainment publishers like us must support numerous mobile handsets and technologies. However, keeping pace with the rapid innovation of handset technologies together with the continuous introduction of new, and often incompatible, handset models by wireless carriers requires us to make significant investments in research and development, including personnel, technologies and equipment. In the future, we may be required to make substantial investments in our development if the number of different types of handset models continues to proliferate. In addition, as more advanced handsets are introduced that enable more complex, feature-rich content, we anticipate that our development costs will increase, which could increase the risks associated with the failure of any one channel and could materially harm our operating results and financial condition.

Our operating results may fluctuate significantly.

Our operating results may fluctuate significantly, including from quarter to quarter. These fluctuations may cause volatility in the market price of our securities. We may also be unable to sustain our revenue growth or improve our operating results or sustain profitability from quarter to quarter. In addition, our operating results in future periods may be below the expectations of securities analysts and investors. In that event, the market price of our common stock may decline.

Our net revenues may fluctuate primarily due to the securities market risks described in this section. If our revenues decline and we are unable to adjust our cost structure on a timely basis, we may experience losses.

Risks Inherent in the Company

We indemnify our officers and directors.

Our By-Laws provide for the indemnification of officers and directors relating to their activities for the Company to the fullest extent permitted under the Nevada General Corporation Code. These provisions may have the effect of providing indemnity in connection with suits brought by parties other than the Company against an officer or director who has been grossly negligent, though he acted in good faith and in the Company's interests.

Certain provisions of our Articles of Incorporation may affect us.

Certain provisions of our Articles of Incorporation and By-Laws may make it more difficult and time consuming to acquire us. This may reduce our vulnerability to an unsolicited proposal for our takeover. Our Articles also contain restrictions regarding certain mergers, consolidations, asset sales and other business combinations. The above provisions could have the effect of depriving shareholders of any opportunity to sell their shares at a premium over prevailing market prices because takeovers frequently involve purchases of stock directly from shareholders at such a premium price. Further, to the extent these provisions make it less likely that a takeover attempt opposed by our incumbent Board of Directors and management will succeed, the effect could be to assist the Board of Directors and management in retaining their existing positions. In addition, our Articles also provide that the provisions outlined herein cannot be amended, altered, repealed, or replaced without a "super-majority" vote or the approval of a Majority of Continuing Directors.

The liability of our directors and officers is limited.

Our Articles of Incorporation include provisions to eliminate, to the full extent permitted by Nevada corporate law as in effect from time to time, the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties as directors. The Articles of Incorporation also include provisions to the effect that (subject to certain exceptions) the Company shall, to the maximum extent permitted from time to time under Nevada law, indemnify, and upon request shall advance expenses to, any director or officer to the extent that such indemnification and advancement of expenses is permitted under such law, as it may from time to time be in effect. In addition, our By-Laws require us to indemnify, to the full extent permitted by law, any of our directors, officers, employees or agents for acts which such person reasonably believes are not in violation of our corporate purposes as set forth in the Articles of Incorporation. As a result of such provisions in the Articles of Incorporation and the By-Laws, stockholders may be unable to recover damages against our directors and officers for actions taken by them which constitute negligence, gross negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing our directors, officers, employees and agents for breaches of their duty of care, even though such action, if successful, might otherwise benefit us and our stockholders.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities that are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than legally required, we have not yet adopted these measures.

Because our Directors are not independent directors, we do not currently have independent audit or compensation committees. As a result, our Directors have the ability to, among other things, determine their own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest, if any, and similar matters and any potential investors may be reluctant to provide us with funds necessary to expand our operations.

We intend to comply with all corporate governance measures relating to director independence as and when required. However, we may find it very difficult or be unable to attract and retain qualified officers,
Directors and members of board committees required to provide for our effective management as a result of the Sarbanes-Oxley Act of 2002. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of Directors and executive officers. The perceived increased personal risk associated with these recent changes may make it more costly or deter qualified individuals from accepting these roles.

Our securities may be thinly traded on the over-the-counter market, which may severely limit or altogether prohibit your ability to resell your shares of our common stock.

There may be extremely limited liquidity in our common stock and its price may be subject to fluctuation. We plan to seek approval to have the price of our common stock quoted on the over-the-counter market. The over-the-counter market is an inter-dealer market that provides significantly less liquidity than the NASDAQ Stock Market or national or regional exchanges. Securities traded on the over-the-counter market are usually thinly traded, highly volatile, have fewer market makers and typically are not followed by securities market analysts. The SEC's order-handling rules, which apply to NASDAQ-listed securities do not apply to securities quoted on the over-the-counter market. Prices for securities traded solely on the over-the-counter market may be difficult to obtain, and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at all.

The development of an active public trading market depends upon the existence of willing buyers and sellers who are able to sell their shares and market makers that are willing to make a market in the shares. Under these circumstances, the bid and ask prices for the shares of our common stock may be significantly influenced by the decisions of the market makers to buy or sell the shares for their own account, which may be critical for the establishment and maintenance of a liquid public market in our common stock. Market makers are not required to maintain a continuous two-sided market and are free to withdraw firm quotations at any time. It is unlikely that an active public trading market for our common stock will develop or be sustained, especially in the early stages of our development.

Further, our securities will be quoted on the Pink Sheets. This company has experienced difficulties in its computer systems in the past and such problems may affect the market for our stock. The Pink Sheets also may place the Company in its "Caveat Emptor" status for reasons entirely in its discretion and refuse to quote our stock price causing investors to avoid our stock. We would have little or no control over this action. This would have a serious adverse impact on our stock price.

Investors must contact a broker-dealer to trade over-the-counter market securities. As a result, you may not be able to buy or sell our securities at the times that you may wish.

Although our securities may become traded on the over-the-counter market, nevertheless, the over-the-counter market may not permit our investors to sell securities when and in the manner that they wish.

Because there are no automated systems for negotiating trades on the over-the-counter market, trades are conducted typically via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders to buy or sell a specific number of shares at the current market price it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

We may not be able to attract the attention of major brokerage firms, which could have a material adverse impact on the market value of our common stock.

Security analysts of major brokerage firms may not provide coverage of our common stock since there is no incentive to brokerage firms to recommend the purchase of our common stock. The absence of such coverage limits the likelihood that an active market will develop for our common stock, and likely makes it more difficult to attract new investors at times when the Company may require additional capital.

The price of our common stock is expected to be volatile, which may cause investment losses for our shareholders.

The market for our common stock is expected to be highly volatile. The trading price of our common stock is potentially subject to wide fluctuations in possible reaction to various factors, including, but not limited to, and among other factors which we cannot anticipate (1) our ability to provide customers with the novel media content that we believe they want to purchase, (2) variations in our annual or quarterly financial results, (3) announcements of key developments that we or our competitors make, (4) loss of key personnel, (5) unfavorable publicity affecting us or our industry, (6) supply of and demand for our common stock in the market, and (7) the limited amount of information that might be publicly available about our company.

In addition, statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to our market or relating to our company could result in an immediate and adverse effect on the market price of our common stock. The highly volatile nature of our stock price may cause investment losses for our shareholders.

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is expected to be limited for the foreseeable future, which makes transactions in our securities cumbersome and may limit the ability to buy or sell our securities, and, therefore, reduce the value of an investment in our securities.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock is currently a "penny stock" as defined in the Exchange Act. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the common stock being registered hereby. In addition, the "penny stock" rules adopted by the SEC under the Exchange Act subject the sale of the shares of the common stock to certain regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Included in this document are the following:

- the bid and offer price quotes for the penny stock, and the number of shares to which the quoted prices apply;
- the brokerage firm's compensation for the trade; and
- the compensation received by the brokerages firm's salesperson for the trade.

In addition, the brokerage firm must send to the investor:

- monthly account statement that gives an estimate of the value of each penny stock in the investor's account; and
- a written statement of the investor's financial situation and investment goals;

Legal remedies, which may be available to an investor, are as follows:

- if penny stocks are sold in violation of the investor's rights listed above, or other federal or state securities laws, the investor may be able to cancel his purchase and get back his money, and
- if the stocks are sold in a fraudulent manner, the investor may be able to sue the persons and firms that caused the fraud for damages.
- if the investor has signed an arbitration agreement with the brokerage firm, then the investor may need to pursue a claim through arbitration.

If the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities.

These disclosure and other requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our common stock.

Resale restrictions on transferring "penny stocks" are sometimes imposed by some states, which may make transactions in our stock cumbersome and may reduce the value of an investment in our stock.

Various state securities laws impose restrictions on transferring "penny stocks" and as a result, investors in the common stock may have their ability to sell their shares of the common stock impaired. For example, the Utah Securities Commission prohibits brokers from soliciting buyers for "penny stock," which makes selling such securities more difficult.

Volatility in the price of our common stock may subject us to securities litigation, thereby diverting our resources, which may have a material adverse, affect on our results of operations.

The market for our common stock is expected to be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future become targets of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources.

The ownership of our common stock is concentrated in the hands of our current officers and directors, and they have the power to make many decisions regarding the management and operations of the business without investor consent.

Our principal shareholders, directors and executive officers beneficially own, in the aggregate, more than 50% of our outstanding shares of common stock as of September 30, 2009. These persons, acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including, but not limited to, the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, and the terms of additional financings. In addition, these persons, acting together, have the ability to control the management and affairs of the company. This concentration of ownership may harm the market price of our common stock by delaying or preventing a change in control of the company at a premium price even if beneficial to other stockholders. As a result of management's control, investors may have limited input into the company.

We anticipate future losses and negative cash flow, which may limit or delay our ability to become profitable.

We have incurred losses since our inception and expect to experience operating losses and negative cash flow for the foreseeable future. Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

Addition financing will result in further dilution and depression to our common stock market price.

We have issued hundreds of millions of shares of common stock over the past two years which has resulted in extreme dilution and depression of our common stock price. We will be required to obtain additional financing to continue to operate our business. This will undoubtedly result in further dilution to our stock price, which may never recover as a result. This must be considered a serious risk of investment.

There is No Minimum Number of Shares we have to sell in this Offering.

We are making this offering on a "best efforts, no minimum basis". What this means is that all of the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that the subscriptions for the entire Offering will be obtained, and there is a strong possibility that the entire offering amount will not be obtained.

Therefore there is a material risk that an insufficient amount of proceeds will be received by the Company, thereby having an inconsequential effect on the Company's overall use of the funds, and consequently the Company's future performance. This material risk becomes even more important when viewed in light of the fact that the Company has, to date, been unable to generate and sustain positive cash flow. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objective could be adversely affected if the entire offering of Shares is not fully subscribed for.

Our controlling shareholders may act in their own interests

The Company's officers, directors and current principal stockholders together own a material amount of the Company's outstanding voting securities. Consequently, these stockholders, if they act individually or together, may exert a significant degree of influence over the Company's management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Furthermore, the interests of this concentration of ownership may not always coincide with the Company's interests or the interests of other stockholders.

Acquisitions present many risks, and we may not realize the anticipated financial and strategic goals of any of our acquisitions.

Although we do not currently have any present commitments or agreements regarding acquisitions, we may in the future acquire complementary companies, products and technologies. Any such acquisition may involve a number of risks, including:

- we may find that the acquired company does not or acquired assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;
- we may have difficulty integrating the operations and personnel of an acquired business and may have difficulty retaining its customers and/or key personnel;
- our ongoing business and management's attention may be disrupted or diverted by transition or

integration issues and the complexity of managing diverse locations;

- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and

- we may have difficulty incorporating and integrating acquired technologies into our business.

An ill-advised acquisition could hurt our business, results of operations and financial condition or cash flows, particularly in the case of a significant acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management's time from our business as well as significant out-of-pocket costs.

The consideration that we pay in connection with an acquisition could affect our financial condition. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including some of the proceeds of this offering, to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our then-existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may negatively affect our operating results and weaken our financial condition.

Our market niche is ripe for competition.

We expect competition in our targeted markets to be even more intense in the future as new competitors enter our industry. Competing companies and technologies may render some or all of the Company's products noncompetitive or obsolete, and the Company may not be able to make the enhancements to its technology necessary to compete successfully with newly-emerging technologies. Some of our competitors may be well established companies, larger and with significantly greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products that meet customer requirements or are otherwise superior to the Company's products and may be able to more effectively market their products than the Company.

While we believe our ability to offer quality products and a variety of services at lower prices will provide a competitive advantage, aggressive price competition by any existing or new company in our industry could have a material adverse effect on our results of operation. We may not be successful in competing against our current and future competitors, whether based on price, attractiveness of product offerings, or otherwise. To the extent the Company is unable to successfully compete against existing and future competitors, our expected revenues and profitability could be greatly reduced and, consequently, our business, operating results and financial condition would be materially and adversely affected.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

Section 3.

Forward Looking Statements

When used in this Offering Statement, the words or phrases "will," "will likely result," "we expect," "will continue," "anticipate," "estimate," "project," "outlook," "could," "would," "may," or similar expressions are intended to identify forward-looking statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Such risks and uncertainties include, among others, success in reaching target markets for products in a highly competitive market and the ability to attract future customers, the size and timing of additional significant orders and their fulfillment, the success of our business emphasis, the ability to finance and sustain operations, the ability to raise equity capital in the future, and the size and timing of additional significant orders and their fulfillment. We have no obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

BUSINESS AND PROPERTIES

Section 4.

Corporate History

GoIP Global, Inc. (hereinafter the "Company or "GoIP") was incorporated on May 8, 2003 as E Education Network, Inc. under the laws of the State of Nevada. On August 10, 2005, the Company's name was changed to GoIP Global, Inc.

In July 2005, E Education Network, Inc. (EEN) merged with GoIP Global, Inc. (GoIP) pursuant to an Agreement to Exchange Stock dated July 15, 2005 by and between the parties (the "Merger Agreement"). Under terms of the Merger Agreement, GoIP exchanged all of its issued and outstanding shares for 10,000,000 shares of the Company. After the merger, the Company owned 50% of the outstanding common stock of the combined entity and became the surviving corporation to the merger. The merger has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of the GoIP to which GoIP is treated as the continuing entity.

On August 10, 2005, the Company amended its articles of incorporation to change the name of the Company to GoIP Global, Inc.

In June 2007 GoIP Florida, Inc. was incorporated as a fully owned subsidiary to handle the back office implementation and administration for GoIP's business. This subsidiary was closed and all operations discontinued in December 2008.

In September 2009 the Company completed its acquisition of EE Global, Inc., a Canadian Company with holdings in Canada and China valued at $35,058. In December EE Global was sold to Monarch Corporation for 1.2 billion shares of Monarch stock valued at $72,000.

Overview

GoIP offers a range of Mobile Media services, solutions and tools for brands, agencies, content providers, online portals, entertainment and media companies. GoIP has both creative experience and the technical knowledge to connect mobile marketers with their audiences by means of interactive campaigns and mobile content distribution. GoIP Global offers brand and content customers great flexibility in creating mobile marketing campaigns and applications.

Industry Overview

Mobile marketing is defined as marketing over mobile phones. Mobile Marketing is expected to expand as the number of mobile phone handsets, like iPhone, expands to exceed the number of desktop computers and the functionality of these handsets grows rapidly. Handsets now offer streaming music and video. Young people around the world rely on these devices for texts, music and email.

The market is considered enormous. By 2011, an estimated 2.3 trillion text messages will be sent and delivered globally. By early 2006, thirty countries had exceeded 100% per capita cell phone usage.

Two thirds of mobile phone users are "active users of SMS text messaging". Approximately 1.8 billion people are actively texting today. Globally, there are twice as many active users of SMS as are active users of email. In the U.S. alone, roughly 300 billion text messages were sent in 2007.

Mobile marketing is timely and active. SMS is typically read within an average of 15 minutes after receipt and responded to within 60 minutes. While 65% of e-mail is spam, less that 10% of SMS is spam.

The global mobile advertising market is anticipated to be valued at over $16 billion by 2011. Over 200 million Americans carry mobile phones, more than half of the population in the U.S. Cell phones are used by over 3.1 billion people globally.

The recent agreement by Google Inc. to acquire mobile ad network AdMob for $750 million in stock can be illustrated as a move that validates mobile advertising as an effective marketing medium.

Some of the initiatives we are currently pursuing include:

<u>GoIP Media</u>:
GoIP Media service, targeted for enterprises and affinity groups, is designed to make it easy for consumers to remember advertising messages while remaining in control of the interaction with the advertiser. Users can interact with advertisers through text messages on their cell phone and receive product information, coupons, tickets, personalized information (*i.e., traffic, weather, stock updates, movies etc.*). Along with their advertisements, advertisers display certain codes (*GoIP SMS Short Code*) that, when input via cell phones, are received by GoIP's newly installed GoIP Global Server (GGS). GGS automatically answers and/or directs the user's inquiry to third parties. GGS tracks users, responses, and preferences which provide valuable marketing data information for GoIP and advertisers to build business models and customer loyalty programs. Programs include:

<u>Go800</u>:

Overview
Our Go800 platform and service enables consumers to initiate toll free calls to advertisers via text messaging. The consumer texts a "KEYWORD" to Go800 (46800). Seconds later, their cell phone rings stating: "Please hold on while Go800 connects your call." Go800 proceeds to call the targeted advertiser and connects the call. Go800 Platform is convenient for consumers to connect to companies around the world.

Ownership
Our Go800, LLC subsidiary is 45% owned by our Company, and 45% personally owned by our Company's sole officer and director, Isaac H. Sutton.

Mission – The Go800 Platform
The Go800 Platform is an aggregation of existing technologies, Database, Text messaging and Telephone. A Text Messaging aggregator will handle all incoming Text messaging, from all 160 nationwide carriers and route all the messages to Go800's Database Platform, which will look up the called number and send instructions to several contracted Telephone Switch Partners for call connection and completion. All call activity will be recorded in Go800's database creating a profile for each user by cell phone number. This database will enable Go800 to use this gathered information for future up selling Mobile Marketing services to advertisers. Once the consumer texts in, within seconds the Platform records the request, looks up the required information, sends a signal to a telephone switch and the consumer's phone will ring. The consumer will then hear a recorded message saying" Please hold on while Go800 connects your call" followed by a ringing to their called advertiser. The called advertiser answers and the consumer's calls are connected. Go800's proprietary Platform on servers housed in COLOS nationwide with the initial set installed in at 111 8th Avenue in NYC, is the nucleus of the operating system.

Key to Success – Short Code
Go800 is a Vanity name for 46800, which is a short code. Short Codes are propelling the next wave in the meteoric rise of text messaging in the United States. Short Codes are easy for wireless subscribers to use and remember, and they represent the first time that application providers such as Go800, will have a common addressing scheme for their mobile application - which will boost adoption rates and increase interactivity with end users. To Consumers (Wireless Subscribers) - Short number addressing provides easy to remember, easy to use solution. Consumers can send text messages to Go800 from virtually any wireless network. To the Wireless Industry - One-number addressing for applications across all wireless networks, provide a single address for all networks; and makes deployments easier. Additionally, Short Codes allows Go800 to control the ownership of Go800's short code,

enabling Go800 to lease KEYWORDS related to advertisers, advertising their brands and promotions, and to focus on selecting the right technology partners for applications development and implementation.

Branding And Patents
Go800 the Branded Name, Logo, Service Mark and Short Code are exclusively registered and the main asset for the Company. Go800 advertised by all Go800 clients and used in conjunction with all advertisers Keywords, form a unique awareness worldwide. As Go800 popularity builds the leasing fees for Keywords, especially Generic Keywords become more valuable. All systems and procedures of Go800 are patent pending giving Go800 additional IP rights.

Technology Partners
Technology partners will include top Tier Aggregators such as mBlox, Sybase and Carriers Partners such as Global Crossing, Vonage and Verizon. These partners will handle the incoming messaging and outgoing calls enabling Go800 unlimited scalability and an existing technology for the quality of service required. Additionally Go800 has collaborated with Database experts for Text Messaging profiling, lookup and signaling.

Pricing & Profitability
Due to Go800 similarity to the existing Yellow Page model and the low cost to entry for advertisers and the ease to add Keywords to the Database, Go800 has launched the service with 5,000 Brands Keywords already installed and operable. Go800 will reach out to advertisers through a mass mailing and direct contact with advertising companies with the message that Go800 is working, try it, even you competitors are working. With this promotion, clients can test before committing to the monthly fee. Once committed the minimal fee of $500 per month is reoccurring like a yellow page listing. Advertising Companies looking for additional ways to interact with their consumers and make their ads successful will embrace this new inexpensive connectivity, especially since there are no upfront costs and testing is free. All Keyword acquisitions, reservations, payment, setup, implementation are administered by Go800 web interface enabling Clients to easily subscribe and monitor their Keywords.

G0800 SAVINGS
Go800 will enable advertisers to substitute the cost of two outbound calls for a 1-800 toll call, saving about .01 per minute per call. This saving can be substantial depending on usage of the Keyword. In addition, consumer response for paid advertisements will be significantly higher due to consumer access to Go800 – an easier prompt to remember and use. Furthermore, Go800 usage for Generic words will act as a referral business generating more business for advertisers on a localized basis.

Business Description – LEASE OF KEYWORDS
Go800 Platform enables Advertisers to register their "Keyword: in GO800's database together with their phone number. By registering their Keyword, the Go800 platform enables a lookup up when the Consumer Texts the Keyword to Go800 and seamlessly connects the consumer with the advertiser's phone. Advertisers pay a monthly leasing fee of $500 per Keyword. 10,000 Keywords registered by the end of 2010 will generate monthly reoccurring revenue of $5,000,000 per month. Go800 will advertise making Go800 (46800) a household name, whereby advertisers will promote and consumers will Text Keywords to Go800 to be connected, versus dialing a toll free number. Keywords can be Brand words such as CHASE, AVIS, HILTON, EXPEDIA, FIDELITY, DELL, GEICO, etc. or Generic words such as TRAVEL, TAXI, PIZZA, IRA, MORTGAGE etc.

Market Analysis Summary – THE OPPORTUNITY
The use of 1-800 toll free numbers by advertisers is a billion dollar annual market. Consumers want to speak to a live advertiser's representatives especially when on the go or when there is an immediate problem to solve. Most companies advertise a 1-800 number in their ads, brochures, correspondence and web sites. Go800 will now enable advertisers to advertise and use TEXT Messaging to connect to existing call centers and seamlessly introduce a new technology. By servicing existing consumer habits of speaking to a live person, Go800 provides a solution without Advertisers expending additional resources. The Advertiser needs only to include a Text prompt in their advertisement, Go800 platform does the rest. Due to Go800's simplicity to implement, low cost, requiring no new resources required by Advertisers and addressing the current consumer habits (speaking with a live person) Advertisers will readily adopt this opportunity. Go800 will be as popular as 411(information) and will be used by majority of USA consumers, especially by 64% (2007), text messaging users.

Market Segmentation – TEXT MESSAGING
TEXT Messaging market in the United States represents an exciting opportunity for anyone, including media, entertainment, consumer packaged goods, advertising, or technology companies to connect nearly 200 million wireless subscribers to their goods and services using interactive applications never before available in the wireless industry. More than 363 billion mobile messages were sent over U.S. carrier networks during 2007, which was more than double the 162 billion messages sent during 2006. This uptrend continues and an estimated 600 billion messages were sent during 2008. Since the first quarter of 2005, the number of active text users has grown from 25% to 64% in Q1 2007. Analysts estimate that worldwide 3.4 billion mobile messages will be been sent in 2008, rising to 4.9 trillion in 2011. Based on the growing popularity of Text Messaging Go800 will provide advertisers an easy, simply way to enable consumers to connect with them instead of having to remember or look up a toll free number.

Target Market Segment Strategy – ADVERTISER ADVANTAGE
Advertisers can now enter the new technological world of TEXT messaging easily and at low cost. Implementation of Go800 is as easy as placing an additional advertising line into their existing prints ads, brochures and web site. By incorporating Go800 into the advertisement, additional responses by consumers are seen. Additionally, call routing is simplified. Currently, advertisers for the sake of ease advertise one toll free number; the call is routed to the correct department through a series of message prompts, and this takes time and patience on the consumer's side. Go800 programmable Keyword enables the caller to reach the intended party or department without prompts or messages, a tremendous advantage over toll free calling. Additionally Go800 Keywords calls route effortlessly to multi store locations by simplify entering a Zip Code. For an example a caller trying to reach, a local Walgreens will simple insert a Zip code and connects to a Walgreens in that Zip Code. Again Go800 advantage.

Service Business Analysis – BRAND KEYWORDS vs. GENERIC KEYWORDS
Brands are available to their respective Brands, Avis can lease AVIS and Citibank (or CITI) can only be leased by Citibank, etc. Due to the proprietary ownership of the Keyword, Branded Keywords are leased for $500 fee per month. On the other hand, Generic words are leased by anyone, by 300 area codes across the USA.

Competition
We believe that there is no competition currently with Go800. Google has a service to provide information via text similar to 411 services, which provide a Text response to a text request. Go800 provides a voice response to a text request. Additionally the carriers, which currently provide 411 services, will be hesitant to implement a service since advertisers need a universal solution and if a single carrier implements and promotes the solution will not be universal, as there are 4 major carriers and over 160 smaller carriers nationwide. Note 411 service was implemented by AT&T in the 60's when they had a monopoly on telephone service nationwide. Go800 will be a common call number used by all advertisers therefore advertisers would be hesitant to implement their own. Based on the Yellow Pages model, Advertisers would be more apt to join a national endeavor than launch their own due to cost and exposure.

Sales Strategy
While Go800™ currently has no direct competition and is patent pending, the first priority is to enlist some clients before this technology becomes well known. In order to do this quickly, Go800 sales staff will set up meetings with one, two or more of the large direct response advertising agencies who have a keen desire to go to their clients with any new technology that can promise a marketing edge.

These large agencies with their large package goods clients would become a strong sales force for Go800. It would also be in their interests to move very rapidly recommending new technology to their clients that none of their competitors know about. Gaining prestigious clients would give vital leverage in selling other clients.

The Go800 Ambassador Program

The company is actively recruiting motivated individuals to represent Go800™ service in their respective areas. Go800™ is unique, convenient, simple to use and financially rewarding. A 7% revenue share will be paid monthly on all Voice Keywords™ leased. Currently over 300 Ambassador applications have been registered.

Responsibilities of a Go800™ Ambassador

- Explain to Advertisers the benefits and advantages for adapting Go800™ Voice Keywords™.
- Manage their Clients and their Clients Voice Keywords™
- Ensure Clients utilize the Voice Keywords™ in their daily advertising and promotional needs.
- Maintain good standing with Go800™ and achieve Voice Keywords™ goals and renewals.

Qualities of a Go800™ Ambassador must have:

- Complete Understanding of Go800™ service and platform
- Pleasant personality and love to interact with people
- Be a sales oriented person and is 18 years or older.

Marketing

Due to Go800 similarity to the existing Yellow Page model and the low cost to entry for advertisers and the ease to add Keywords to the Database, Go800 will launch the service with 5,000 Brands Keywords already installed and operable. Go800 will reach out to advertisers through a mass mailing and direct contact with advertising companies with the message that Go800 is working, try it, even you competitors are working.

With this promotion, clients can test before committing to the monthly fee. Once committed the minimal fee of $500 per month is reoccurring like a yellow page listing. Advertising Companies looking for additional ways to interact with their consumers and make their ads successful will embrace this new inexpensive connectivity, especially since there are no upfront costs and testing is free. All Keyword acquisitions, reservations, payment, setup, implementation are administered by Go800 web interface enabling Clients to easily subscribe and monitor their Keywords.

Brand Keywords vs. Generic Keywords

Brands are available to their respective Brands, Avis can Lease Avis and Citibank can only be leased by Citibank, etc. Due to the proprietary ownership of the Keyword, Branded Keywords are leased for $500 fee per month. On the other hand, Generic words are leased by anyone, by 25 regions across the USA. Therefore, Generic Keywords such as TAXI leases for $500 per month per 25 markets generating $12,500 per month in revenues.

Consumer Experience

A consumer seeing Advertisement with a Go800 Text Prompt and Advertisers Keyword will remember the Keyword easier than remembering the 1-800 toll free number. Once the Consumer enters Go800 (46800) into his or hers cell phone memory typing Keywords will be the easiest way to connect with advertisers worldwide. The Keyword sent via a text message, within seconds the consumer's cell phone will ring, a message is heard, followed by a call completion. This seamless call eliminates the consumer lookup of a 1- 800 toll free number and can be directed by advertisers to specific departments without having to go through cumbersome message prompts to reach the right department. Definitely a better experience for the consumer.

Advertiser Advantage

Advertisers can now enter the new technological world of TEXT messaging easily and at low cost. Implementation of Go800 is as easy as placing an additional advertising line into their existing prints ads, brochures and web site. By incorporating Go800 into the advertisement, additional responses by consumers are seen. Additionally, call routing is simplified. Currently, advertisers for the sake of ease advertise one toll free number; the call is routed to the correct department through a series of message prompts, and this takes time and patience on the consumer's side. Go800 programmable Keyword enables the caller to reach the intended party or department without prompts or messages, a tremendous advantage over toll free calling. Additionally Go800 Keywords calls route effortlessly to multi store locations by simplify entering a Zip Code. For an example a caller trying to reach, a local Walgreens will simple insert a Zip code and connects to a Walgreens in that Zip Code. Again Go800 advantage.

Plan of Operations

Mobile marketing has experienced enormous growth over the last years. Mobile marketing is timely and active. It has created a means for brands to monetize the mobile channel and to create and strengthen their position with their customers. The global mobile advertising market will be valued at over $16 billion by 2011.

Mobile phone usage around the world now exceeds that of computers. Cell phones are used by over 3.1 billion people globally including 200 million Americans—over half of the population. By early 2006, thirty countries had exceeded 100% per capita cell phone usage. Two thirds of these mobile phone users (1.8 billion people) are active users of SMS text messaging. Globally, there are twice as many active users of SMS as there are active users of email. In the U.S. alone, more than 363 billion text messages were sent in 2007 and that number increased to over 600 billion messages sent in 2008. An estimated 4.9 trillion text messages will be sent and delivered globally in 2011.

Consumers clearly like, trust and find value in using text messages for communicating information with friends and colleagues. The logical, simple and easy next step is the use of text messaging to receive product information, coupons, tickets, personalized information (i.e., traffic, weather, stock updates, movies, etc.) or to immediately purchase an advertiser's product or service. GoIP Global Inc. provides that next step with its premier application, Go800.

Commonly Asked Questions and Answers

What is GOIP Global, Inc.?
GoIP Global, Inc. offers mobile media services, solutions and tools for brands, agencies, content providers, online portals, entertainment and media companies giving these companies great flexibility in creating mobile marketing campaigns and applications. The company's premier application is Go800.

What is Go800?
Go800, a subsidiary of GoIP Global, Inc. is a patent pending text messaging platform that enables advertisers to interact with and market directly to the consumer using a cell phone. Advertisers simply put a text prompt in their ad (for example: Chase, Avis, Pepsi pizza or flowers). When the consumer texts that advertiser's keyword to the Short Code Go800 (46800) their cell phone rings only seconds later connecting them directly to that advertiser enabling them to receive product information, coupons, tickets, personalized information (i.e., traffic, weather, stock updates, movies etc.) or immediately purchase the advertiser's product or service. The service creates instant connections between advertisers and consumers and eliminates the hassle of having to look up or remember phone numbers or URL's.

Describe the Go800 Platform:
The Go800 Platform is an aggregation of existing technologies: database, text messaging and telephone. A text messaging aggregator will handle all incoming text messaging from all 160 nationwide carriers and route all the messages to Go800's Database Platform which looks up the called number and sends instructions to several contracted Telephone Switch Partners for call connection and completion. GoIP Global's technology partners include top Tier Aggregators such as mBlox, Sybase and Carriers Partners such as Global Crossing, Vonage and Verizon. These partners will handle the incoming messaging and outgoing calls enabling Go800 unlimited scalability and an existing technology for the quality of service required. Additionally Go800 has collaborated with database experts for Text Messaging profiling, lookup and signaling.

How do companies get Go800 Keywords?
The company offers advertisers the ability to register Brand Keywords (i.e. Chase, Avis, Pepsi) and Generic Keywords (i.e. flowers, pizza, music). A keyword can be any corporate name or phrase in any language making the Go800 making the platform unlimited in its ability to connect people with advertisers around the world.

Brand Keywords are available for lease only to their respective Brands (i.e. only Avis can lease the keyword AVIS, and CITIBANK or CITI can only be leased by Citibank). Due to the proprietary ownership of the Keyword, Branded Keywords are leased for a fee of $500 per month. Generic words may be leased by anyone, by 300 area codes across the USA. Generic keywords lease for $10,000 per month for national coverage. In the same way that many companies have multiple URL listings some companies will want multiple keywords. An advertiser's keyword is registered together with their phone number in the Go800 database. When a consumer texts an advertiser's keyword to Go800, the platform seamlessly connects the consumer with the advertiser by initiating a call from the advertiser to the consumer.

What is the market potential of this concept?
Mobile penetration now exceeds that of computers and as the functionality of these handsets continues to grow, so too does the opportunity. Cell phones are used by over 3.1 billion people globally including 200 million Americans—over half of the population. By early 2006, thirty countries had exceeded 100% per capita cell phone usage.

Two thirds of these mobile phone users (1.8 billion people) are active users of SMS text messaging. Globally, there are twice as many active users of SMS as there are active users of email. In the U.S. alone, more than 363 billion text messages were sent in 2007 (more than double those sent in 2006) and that number increased to over 600 billion messages sent in 2008. An estimated 4.9 trillion text messages will be sent and delivered globally in 2011. These messages are typically read within an average of 15 minutes after receipt and responded to within 60 minutes.

Mobile marketing is timely and active. The recent agreement by Google Inc. to acquire the mobile ad network AdMob for $750 million in stock is strong validation of mobile advertising and interactivity as an effective marketing medium. The global mobile advertising market will be valued at over $16 billion by 2011.

What information can you provide regarding your current profitability and the potential going forward?
GoIP, Inc. launched on April 15, 2010 and already has 4200 active words in its database. Revenues for June 2010 are projected at $100,000 of monthly recurring income and that figure is expected to continue growing at a rate of 20% per month. 10,000 Keywords registered by the end of 2010 will generate monthly reoccurring revenue of $5,000,000 per month. Starting in 2011, lessees will also begin paying a $.04/minute connection charge for each call placed, generating additional revenues for the company. The company has approximately 1.6 billion shares outstanding with an approximate float of 1.4 billion and a market cap of approximately 32.9 million.

The Go800 platform is an aggregation of existing technologies and deals with digital media so overhead is low. All call activity is recorded in Go800's database which creates a profile for each user by cell phone number. This database will enable Go800 to use this gathered information for future up-selling Mobile Marketing Services to advertisers in the future.

Go800 the Branded Name, Logo, Service Mark and Short Code are exclusively registered and the main asset for the Company. Go800 advertised by all Go800 clients and used in conjunction with all advertisers Keywords, form a unique awareness worldwide. As Go800 popularity builds the leasing fees for Keywords, especially Generic Keywords become more valuable. All systems and procedures of Go800 are patent pending giving Go800 additional IP rights.

What are the key benefits of the Go800 platform for advertisers?
GoIP Global's Go800 platform allows advertisers to enter the world of text messaging easily, at low cost and without the need to invest in any new technologies or equipment. After subscribing, implementation of Go800 is as easy as placing an additional advertising line into their existing prints ads, brochures and web site encouraging consumers to contact them by simply texting their Keyword to Go800. Go800 provides a direct and instant connection, increasing responses and simplifying call routing.

For the sake of ease, advertisers generally advertise one toll free number in their ads and when a customer calls, they are routed to the correct department through a series of message prompts. This takes time, considerable patience, and often creates considerable frustration for the consumer. Not all consumers stay on the line long enough to make it through layers of message prompts to get through to the department they're trying to reach. Frustrated consumers mean lost business. Go800's programmable keywords enable the caller to reach the intended party or department without prompts or messages, a tremendous advantage over toll free calling. Additionally Go800 Keyword calls route effortlessly to multi-store locations by simply entering a zip code.

Go800 will enable advertisers to substitute the cost of two outbound calls for a 1-800 toll call, saving about .01 per minute per call. These savings can be substantial depending on usage of the Keyword. In addition, consumer response for paid advertisements will be significantly higher due to consumer access to Go800 — an easier prompt to remember and use. Furthermore, Go800 usage for Generic words will act as a referral business generating more business for advertisers on a localized basis.

Why would consumers be excited about this service? What are the benefits to the consumer?
We live in a mobile world where consumers are constantly on-the-go and where technology has made it easier than ever to get product information, personalized information (i.e., traffic, weather, stock updates, movies, tickets, coupons etc.) or immediately purchase a product or service using their mobile phones. Cell phones are used by over 3.1 billion people globally including 200 million Americans, over half of the population. Two thirds of these mobile phone users (1.8 billion people) are active users of SMS text messaging. Consumers clearly like, trust and find value in using text messages for communicating information with friends and colleagues. The logical, simple and easy next step is the use of text messaging to receive product information, coupons, tickets, personalized information (i.e., traffic, weather, stock updates, movies, etc.) or to immediately purchase an advertiser's product or service.

The Go800 Text Prompt and the advertiser's keyword are much easier to remember than an 800-number or URL and seamlessly connects the consumer with advertisers worldwide. Go800 creates an immediate text-to-voice connection eliminating the consumer having to look up an advertiser's phone number or remember and 800-number from their ad. And they can be directed by advertisers to specific departments without having to go through cumbersome message prompts to reach the right department, a process which often requires considerable patience on the part of the consumer. This is a much better experience for the consumer, especially when they're on the go or there is an immediate problem to solve.

Standard text messaging rates apply but the phone call they receive only seconds later is placed by the advertiser to the consumer allowing consumers to connect and interact with companies all over the world without incurring long distance or international calling charges other than minutes used for the call.

What is your marketing strategy?
GoIP Global will reach out to advertisers through a mass mailing and direct contact with advertising companies with the message that Go800 is working. Large direct response advertising agencies have a keen desire to go to their clients with any new technology that can promise a marketing edge. It would also be in their interests to move very rapidly recommending new technology to their clients that none of their competitors know about. These large agencies with their large package goods clients would become a strong sales force for Go800. Gaining prestigious clients would give vital leverage in selling other clients. And once advertisers start using the service, they promote brand awareness every time they encourage their customers to text their keyword to Go800.

With 5000 keywords already active and working, clients can have an immediate and real experience of Go800's service before committing to the monthly fees. Advertisers can test any active Keyword right now and experience exactly how quick and easy it is to connect using Go800. Advertisers looking for additional ways to interact with their consumers and make their ads successful will easily embrace this new, inexpensive means of connectivity, especially since there are no upfront costs and testing is simple, immediate and free. All keyword acquisitions, reservations, payment, setup, implementation are administered by Go800's web interface enabling clients to easily subscribe and monitor their keywords.

The company is also actively recruiting motivated individuals to represent Go800 TM service in their respective areas. Currently over 300 Ambassador applications have been registered thus far.

The Company is operational. The Issuer is not nor has it at any time been a "shell company." GoIP Global, Inc is not a subsidiary, or affiliate of another company. The company does not foresee any substantial governmental changes that could adversely affect the business of the company at this time. It is estimated approximately over $2,000,000 was spent during each of the last two fiscal years on research and development activities. To date, the Company has not incurred any costs related to compliance with environmental laws, and is not aware of any compliance related issues that would affect the Company's business. The Company currently has a total of one employee, and several consultants.

Description of Property

The Company and its subsidiaries currently leases office space located at 381 Park Avenue South, Suite 1201, New York, NY 10016. The telephone and fax numbers of the issuer are Phone: 877-730-0191, and Fax: 917-621-3150. Our office space is rented in an office suite on a month to month basis for $2,300 per month. The facilities are approximately 2,000 square feet. The Company anticipates these facilities will be sufficient for the next twelve months.

Sections 5-8.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Loss per share for the year ended September 30, 2009:

Net loss .... $(1,464,487)
Loss per share .... $(0.02)
Weighted average shares outstanding ......

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	**NONE** (price/earnings multiple)

The Company has not had profits to date.

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

The net tangible book value per share as of September 30, 2009:

Net tangible book value .... $(1,642,018)
Book value per share .... $(0.01)
Number of shares outstanding 293,965,930

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

1. **Issuances of Common Stock made pursuant to Regulation D, Rule 504.**
   June 1, 2009 – May 31, 2010

Issuance of Common Stock made pursuant to Regulation D, Rule 504
June 1, 2009 - May 31, 2010

Issuance Date	Recipient	SHARES ISSUED
6/4/2009	TRIPOD GROUP, LLC	4,000,000

8/11/2009	TRIPOD GROUP, LLC	8,500,000
8/19/2009	TRIPOD GROUP, LLC	5,000,000
8/19/2009	TRIPOD GROUP, LLC	15,000,000
10/23/2009	TRIPOD GROUP, LLC	50,000,000
11/19/2009	TRIPOD GROUP, LLC	65,000,000
12/10/2009	TRIPOD GROUP, LLC	30,000,000
12/31/2009	TRIPOD GROUP, LLC	60,000,000
8/31/2009	RIO STERLING HOLDINGS, LLC	6,000,000
9/14/2009	TJ MANAGEMENT GROUP, LLC	7,954,545
10/7/2009	TJ MANAGEMENT GROUP, LLC	22,727,272
10/29/2009	TJ MANAGEMENT GROUP, LLC	45,454,545
9/29/2009	EMRY CAPITAL	85,000,000
9/21/2009	HIGHWATER CAPITAL MANAGEMENT	10,582,010
10/29/2009	HIGHWATER CAPITAL MANAGEMENT	46,153,846
12/15/2009	HIGHWATER CAPITAL MANAGEMENT	88,000,000
9/25/2009	E-LIONHEART ASSOCIATES, LLC	10,000,000
10/23/2009	E-LIONHEART ASSOCIATES, LLC	30,000,000
12/3/2009	E-LIONHEART ASSOCIATES, LLC	48,181,819
12/31/2009	E-LIONHEART ASSOCIATES, LLC	66,250,000
1/18/2010	HIGHWATER CAPITAL MANAGEMENT	93,333,333
2/5/2010	HIGHWATER CAPITAL MANAGEMENT	70,000,000
3/2/2010	HIGHWATER CAPITAL MANAGEMENT	20,000,000
3/9/2010	E-LIONHEART ASSOCIATES, LLC	10,000,000
3/18/2010	E-LIONHEART ASSOCIATES, LLC	8,333,333
1/18/2010	TRIPOD GROUP, LLC	95,000,000
2/9/2010	TRIPOD GROUP, LLC	80,000,000
4/11/2010	TRIPOD GROUP, LLC	-30,000,000
	Total:	1,050,470,703

2. Shares Issued For Services Rendered

	DATE		COMPANY	SHARES	
1	11/18/2009	SERVICES	Cape MacKinnon	10,000,000	
2	3/31/2010	SERVICES	Accredited Members	11,500,000	

8. (a) ***What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)***

If the maximum is sold: 23.29%

(b) ***What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)***

Management is not implicitly attributing any post-offering value to the Company. The purchase price of the Offering Shares was determined by the current market value of our common stock as quoted by the Pink Sheets (GOIG.PK) as of the date this Information Statement was filed with the Securities and Exchange Commission, and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it **should not** be regarded as an indicator of any future market price of the securities or the Company's future overall book value.

Furthermore, investors should be cautioned, as stated in the Risk Factors section of this Information Statement, about further dilution to our common stock. Should this Offering become fully subscribed, our common stock will be subject to a significant and material amount of dilution, which could depress our stock price even further.

**** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:***

N/A.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

N/A.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

Sections 9-12.

USE OF PROCEEDS

9. (a) ***The following table sets forth the use of the proceeds from this offering:***

	If $5,000,000 Maximum Amount Sold
Total Proceeds	$ 5,000,000
Less: Offering Expenses:	
Commissions and finder fees	0
Legal and accounting	150,000
Marketing	50,000
Other	N/A
Net Proceeds	$ 4,800,000
USE OF NET PROCEEDS:	
Operations:	
Operational costs (rent, overhead, utilities, etc.)	500,000
Equipment purchases	500,000
Subtotal	1,000,000
Working Capital:	
General working capital	3,800,000
Subtotal	4,800,000
TOTAL USE OF NET PROCEEDS	$ 4,800,000

(b) ***If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.***

The funding obtained in this Regulation A Offering shall be used by the Company to address its critical and immediate capital needs. Based upon management's thorough evaluation of these particular needs, the Company has determined that the funding, as it is received, shall be used in accordance with the following priority schedule:

a. The first $150,000 obtained in this offering will be designated to pay our legal and accounting fees related to the execution of this Offering.
b. The next $500,000 in proceeds raise shall be designated for our operational costs, including hiring additional employees, obtaining leases for our commercial operations, and overhead expenses related to preparations for production of our products.
c. Following the use of proceeds as described in (b), the Company will designate all remaining proceeds raise towards equipment purchases, product development, and ultimately bringing the product to market. All remaining proceeds will be applied towards general working capital.
d. The Company will not be using any of the proceeds obtained in this Offering to pay any officer salaries, to satisfy outstanding debt, or for any purposes other than towards product development.

> ***Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.***

10. (a) ***If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm***

or contingent. If contingent, explain.

N/A

(b) ***If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.***

N/A

(c) ***If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.***

N/A

(d) ***If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:***

N/A

11. ***Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.***

As the Company is currently in its early stages of operations and business development, the Company currently has cash flow and liquidity problems, and anticipates having such problems throughout the next twelve months.

The Company is taking steps to mitigate its cash flow and liquidity concerns by taking the following actions:

1. Gradually reducing research and development and operating costs as the Company's main product lines and services move towards completion and marketability; and
2. Pursuing additional financing sources to fund Company's business strategy.

The Company will continuously seek to control its costs of operations and raise additional financing. The Company is not currently in breach or default of any note, loan, lease or other form of indebtedness, nor does it anticipate have such problems within the next proceeding twelve months. The Company is not currently subject to any unsatisfied judgments, liens, or settlements obligations, nor does it anticipate being subject to such in the next proceeding twelve months.

12. ***Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months and whether it will be necessary to raise additional funds. State the source of additional funds, if known.***

The proceeds from this offering may not satisfy the Company's cash requirements for the next 12 months. It is possible that the Company will seek to raise additional funds from additional investments in the capital stock of the Company.

Section 13.

CAPITALIZATION

Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of March 31, 2010	Adjustments	As Adjusted Maximum Amount Sold
Debt:			
Short term convertible debt, net of debt discount of $1,026 and $27,125, respectively.	$ 96,473		$ 96,473
Preferred stock, $.001 par value; Authorized 10,000000 shares;			
Series A 100,000 shares issued and outstanding and 25,000 shares issued and outstanding as of March 31, 2010 and September 30, 2009, respectively.	100		$ 100
Series B 100,000 shares issued and outstanding and -0- shares issued and outstanding as of March 31, 2010 and September 30, 2009, respectively.	100		$ 100
Series C 500,000 shares issued and outstanding as of March 31, 2010 and September 30, 2009.	500		$ 500
Common stock, $.001 par value; Authorized shares: 2,400,000,000 as of March 31, 2010. 1,574,472,445 issued and 1,509,227,371 outstanding 2,074,472,445 issued and 2,009,227,930 outstanding as of March 31, 2010 and March 31, 2010 as adjusted, respectively.	1,509,227	500,000	2,009,227
Additional Paid in Capital	8,433,818	4,300,000	12,733,818
Other Comprehensive Income	6,575		
Accumulated Deficit	(10,688,725)		
Total GOIP Global, Inc. Stockholders' Deficit	(738,405)	4,800,000	4,061,595
Noncontrolling interests	68,283	-	68,283
Total Stockholders' Deficit	(670,122)	4,800,000	4,129,878
Total Capitalization	(573,649)	4,800,000	4,226,351

Sections 14-20.

DESCRIPTION OF SECURITIES

Security Symbol:	GOIG.PK
CUSIP Number:	36293V 200
Common Stock:	2,400,000,000 authorized, par value $0.001
Preferred Stock:	10,000,000 authorized, par value $0.001

Common Stock

We are authorized to issue 2,400,000,000 shares of Common Stock, $0.001 par value. The holders of Common Stock are entitled to equal dividends and distributions, with respect to the Common Stock when, as, and if declared by the Board of Directors from funds legally available for such dividends. No holder of Common Stock has any preemptive right to subscribe for any of our stock, nor is any shares subject to redemption. Upon our liquidation, dissolution or winding up, and after payment of creditors and any amounts payable to senior securities, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are, fully paid, validly issued and non-assessable.

Holders of our Common Stock do not have cumulative voting rights, so that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors if they choose to do so, and in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors. The Company has never paid any dividends to shareholders of our Common Stock. The declaration in the future of any cash or stock dividends will depend upon our capital requirements and financial position, general economic conditions, and other pertinent factors. We presently intend not to pay any cash or stock dividends in the foreseeable future. Management intends to reinvest earnings, if any, in the development and expansion of our business. No dividend may be paid on the Common Stock until all preferred stock dividends are paid in full.

Preferred Stock

We are authorized by our Articles of Incorporation to issue a maximum of 10,000,000 shares of preferred stock. This preferred stock may be in one or more series and containing such rights, privileges and limitations, including voting rights, conversion privileges and/or redemption rights, as may, from time to time, be determined by our Board of Directors. Preferred stock may be issued in the future in connection with acquisitions, financings or such other matters as the Board of Directors deems to be appropriate. In the event that any such shares of preferred stock shall be issued, a Certificate of Designation, setting forth the series of such preferred stock and the relative rights, privileges and limitations with respect thereto, shall be filed. The effect of such preferred stock is that our Board of Directors alone, within the bounds and subject to the federal securities laws and the Nevada Law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and might adversely affect the voting and other rights of holders of Common Stock. The issuance of preferred stock with voting and conversion rights also may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. We have authorized and issued three classes of preferred stock: Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

Series A Preferred Stock

We have authorized one hundred thousand (100,000) shares of the Preferred Stock (par value $0.001 per share) as the Series A Preferred Stock. The voting powers, designations, preferences and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions, are the following:

(a) DESIGNATION. The Preferred Stock subject hereof shall be designated Series A Preferred Stock ("Series A Preferred"). No other shares of Preferred Stock shall be designated as Series A Preferred stock.

(b) DIVIDENDS. The holders of the shares of Series A Preferred shall be entitled to receive dividends.

(c) CONVERSION. Each share of Series A Preferred shall, at the option of the holder thereof, at any time and from time to time, be convertible into one hundred shares of fully paid and non-assessable share of common stock of the Corporation. The conversion right of the holders of Series A Preferred Stock shall be exercised by the surrender of the certificates representing shares to be converted to the Corporation or its transfer agent for the Series A Preferred, accompanied by written notice electing conversion. No additional consideration or any other action need to be taken in order to effectively convert the Series A Preferred to the common stock of the Corporation. Immediately prior to the close of business on the date the Corporation receives written notice of conversion, each converting holder of Series A Preferred shall be deemed to be the holder of record of common stock issuable upon conversion of such holder's Series A Preferred notwithstanding that the share register of the Corporation shall then be closed or that certificates representing such common stock shall not then be actually delivered to such person.

(d) ADJUSTMENTS FOR RECLASSIFICATION AND REORGANIZATION, MERGERS, CONSOLIDATIONS or SALES OF ASSETS. If the common stock issuable upon conversion of the Series A Preferred shall be changed into the same or different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise, the conversion rate shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series A Preferred shall be convertible into, in lieu of the number of shares of common stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of common stock that would have been subject to receipt by the holders upon conversion of the Series A Preferred immediately before that change.

(e) REORGANIZATIONS. If at any time or from time to time after the date of this Certificate, there is a capital reorganization of the common stock (reverse split, forward split, etc.), as a part of such capital reorganization, provision shall be made so that the holders of the Series A Preferred shall thereafter be entitled to receive upon conversion of the Series A Preferred the same number of shares of common stock to which that holder would have been entitled prior to such capital reorganization. In essence, the number of Series A Preferred Stock authorized, issued and outstanding, and the number of shares of common stock into which such Series A Preferred is convertible, shall not be affected by any such capital reorganization.

(f) NO IMPAIRMENT. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out all the provisions of this Certificate and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred against impairment.

(g) RESERVATION OF STOCK ISSUABLE UPON CONVERSION. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of common stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(h) LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series A Preferred shall not be entitled to receive liquidation in preference to the holders of common shares or any other class or series of preferred stock. Rather, the Series A Preferred shall automatically be converted into common stock at the conversion rate hereinabove stated.

(i) INVOLUNTARY LIQUIDATION. In the event of involuntary liquidation, the shares of this series shall be entitled to the same amounts as in the event of voluntary liquidation. The Series A Preferred shall automatically be converted into common stock at the conversion rate hereinabove stated.

(j) OTHER RESTRICTIONS. There shall be no conditions or restrictions upon the creation of indebtedness of the Corporation, or any subsidiary or upon the creation of any other series of preferred stock with any other preferences.

(k) VOTING. (i) The holder of shares of Series A Preferred shall not be entitled to vote such shares (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class), but shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

(ii) The holders of Series A Preferred, voting together as a class, shall, at all time, be entitled to elect the majority of the members of the Board of Directors of the Corporation. In case of any vacancy of an office in the office of a director occurring among the directors elected by the holders of the Series A Preferred, the remaining director(s) so elected by the holders of the Series A Preferred may elect a successor to hold the office for the unexpired term of the director whose place has been vacated. Any director who shall have been elected by the holders of the Series A Preferred or any director so elected as provided in the preceding sentence hereof, may be removed, whether with or without cause, only by the affirmative vote of the holders of a majority of the Series A Preferred.

(1) STATED VALUE. The shares of Series A Preferred shall have a stated value of $0.001 per share.

(m) OTHER PREFERENCES. The shares of the Series A Preferred shall no other preferences, rights, restrictions, or qualifications, except as otherwise provided by law or the certificate of incorporation of the Corporation.

Series B Preferred Stock

We have authorized one hundred thousand (100,000) shares of the Preferred Stock (par value $0.001 per share) as the Series B Preferred Stock. The voting powers, designations, preferences and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions, are the following:

(a) DESIGNATION. The Preferred Stock subject hereof shall be designated Series B Preferred Stock ("Series B Preferred"). No other shares of Preferred Stock shall be designated as Series B Preferred stock.

(b) DIVIDENDS. The holders of the shares of Series B Preferred shall be entitled to receive dividends.

(c) CONVERSION. Each share of Series B Preferred shall, at the option of the holder thereof, at any time and from time to time, be convertible into two hundred shares of fully paid and non-assessable share of common stock of the Corporation. The conversion right of the holders of Series B Preferred Stock shall be exercised by the surrender of the certificates representing shares to be converted to the Corporation or its transfer agent for the Series B Preferred, accompanied by written notice electing conversion. No additional consideration or any other action need to be taken in order to effectively convert the Series B Preferred to the common stock of the Corporation. Immediately prior to the close of business on the date the Corporation receives written notice of conversion, each converting holder of Series B Preferred shall be deemed to be the holder of record of common stock issuable upon conversion of such holder's Series B Preferred notwithstanding that the share register of the Corporation shall then be closed or that certificates representing such common stock shall not then be actually delivered to such person.

(d) ADJUSTMENTS FOR RECLASSIFICATION AND REORGANIZATION, MERGERS, CONSOLIDATIONS or SALES OF ASSETS. If the common stock issuable upon conversion of the Series B Preferred shall be changed into the same or different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise, the conversion rate shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series B Preferred shall be convertible into, in lieu of the number of shares of common stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of common stock that would have been subject to receipt by the holders upon conversion of the Series B Preferred immediately before that change.

(e) NO IMPAIRMENT. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out all the provisions of this Certificate and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred against impairment.

(f) RESERVATION OF STOCK ISSUABLE UPON CONVERSION. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of common stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred, such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(g) LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series B Preferred shall be entitled to receive liquidation in preference to the holders of common shares or any other class or series of preferred stock.

(h) INVOLUNTARY LIQUIDATION. In the event of involuntary liquidation, the shares of this series shall be entitled to the same amounts as in the event of voluntary liquidation.

(I) OTHER RESTRICTIONS. There shall be no conditions or restrictions upon the creation of indebtedness of the Corporation, or any subsidiary or upon the creation of any other series of preferred stock with any other preferences.
(j) VOTING. The holder of shares of Series B Preferred shall be entitled to vote such shares (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class), and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

(k) STATED VALUE. The shares of Series B Preferred shall have a stated value of $0.001 per share.

(1) OTHER PREFERENCES. The shares of the Series B Preferred shall have no other preferences, rights, restrictions, or qualifications, except as otherwise provided by law or the certificate of incorporation of the Corporation.

Series C Preferred Stock
We have authorized one hundred thousand (500,000) shares of the Preferred Stock (par value $0.001 per share) as the Series C Preferred Stock. The voting powers, designations, preferences and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions, are the following:

(a) DESIGNATION. The Preferred Stock subject hereof shall be designated Series C Preferred Stock ("Series C Preferred"). No other shares of Preferred Stock shall be designated as Series C Preferred stock.

(b) DIVIDENDS. The holders of the shares of Series C Preferred shall not be entitled to receive dividends.

(c) CONVERSION. Each share of Series C Preferred shall, at the option of the holder thereof, at any time and from time to time, be convertible into ten (10) shares of fully paid and non-assessable share of common stock of the Corporation. The conversion right of the holders of Series C Preferred Stock shall be exercised by the surrender of the certificates representing shares to be converted to the Corporation or its transfer agent for the Series C Preferred, accompanied by written notice electing conversion. No additional consideration or any other action need to be taken in order to effectively convert the Series C Preferred to the common stock of the Corporation. Immediately prior to the close of business on the date the Corporation receives written notice of conversion, each converting holder of Series C Preferred shall be deemed to be the holder of record of common stock issuable upon conversion of such holder's Series C Preferred notwithstanding that the share register of the Corporation shall then be closed or that certificates representing such common stock shall not then be actually delivered to such person.

(d) ADJUSTMENTS FOR RECLASSIFICATION AND REORGANIZATION, MERGERS, CONSOLIDATIONS or SALES OF ASSETS. If the common stock issuable upon conversion of the Series C Preferred shall be changed into the same or different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise, the conversion rate shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series C Preferred shall be convertible into, in lieu of the number of shares of common stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of common stock that would have been subject to receipt by the holders upon conversion of the Series C Preferred immediately before that change.

(e) REORGANIZATIONS. If at any time or from time to time after the date of this Certificate, there is a capital reorganization of the common stock (reverse split, forward split, etc.), as a part of such capital reorganization, provision shall be made so that the holders of the Series C Preferred shall thereafter be entitled to receive upon conversion of the Series C Preferred the same number of shares of common stock to which that holder would have been entitled prior to such capital reorganization. In essence, the number of Series C Preferred Stock authorized, issued and outstanding, and the number of shares of common stock into which such Series C Preferred is convertible, shall not be affected by any such capital reorganization.

(f) NO IMPAIRMENT. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out all the provisions of this Certificate and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series C Preferred against impairment.

(g) RESERVATION OF STOCK ISSUABLE UPON CONVERSION. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of common stock, solely for the purpose of effecting the conversion of the shares of the Series C Preferred, such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series C Preferred; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series C Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(h) LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series C Preferred shall not be entitled to receive liquidation in preference to the holders of common shares or any other class or series of preferred stock. Rather, the Series C Preferred shall automatically be converted into common stock at the conversion rate hereinabove stated.

(i) INVOLUNTARY LIQUIDATION. In the event of involuntary liquidation, the shares of this series shall be entitled to the same amounts as in the event of voluntary liquidation. The Series C Preferred shall automatically be converted into common stock at the conversion rate hereinabove stated.

(j) OTHER RESTRICTIONS. There shall be no conditions or restrictions upon the creation of indebtedness of the Corporation, or any subsidiary or upon the creation of any other series of preferred stock with any other preferences.

(k) VOTING. Except as otherwise expressly provided herein or as required by law, the Holders of shares of Series C Convertible Preferred Stock shall be entitled to vote on any and all matters considered and voted upon by the Corporation's Common Stock. The Holders of the Series C Convertible Preferred Stock shall be entitled to Five Thousand (5,000) votes per share of Series C Convertible Preferred Stock.

(1) STATED VALUE. The shares of Series C Preferred shall have a stated value of $0.001 per share.

(m) OTHER PREFERENCES. The shares of the Series C Preferred shall no other preferences, rights, restrictions, or qualifications, except as otherwise provided by law or the certificate of incorporation of the There are no other material rights of the common or preferred stockholders other than as given herein. Certain provisions of our Articles of Incorporation and By-Laws may make it more difficult and time consuming to acquire the Company, thereby reducing our vulnerability to an unsolicited proposal for our takeover. These provisions are outlined below.

Our Articles of Incorporation authorized the issuance of 10,000,000 shares of undesignated Preferred Stock, thus providing our Board of Directors with flexibility to issue stock for proper corporate purposes, including deterring takeover bids, without further shareholder approval. Our Articles also authorize the Board of Directors to oppose a tender offer on the basis of factors other than economic benefit to our shareholders. Among the factors that may be considered are the impact our acquisition would have on the community, the effect of the acquisition upon our employees and the reputation and business practices of the tender offeror.

Our Articles of Incorporation also contain restrictions regarding certain merger, consolidations, asset sales and other "Business Combinations" involving the Company or its subsidiaries. Business Combinations are defined in the

Articles as (a) any merger or consolidation by us with an Interested Stockholder, (defined as a holder of at least 10% of our voting stock with certain exceptions), or (b) any sale, lease or similar disposition to an Interested Stockholder of any of our assets constituting at least 5% of our total assets, or (c) the issuance or transfer by the Company of any of our stock to an Interested Stockholder in return for cash or other property, being at least 5% of our total assets, or (d) adoption of any plan to dissolve or liquidate the Company proposed by an Interested Stockholder, or (e) any reclassification of stock or recapitalization of the Company or merger whereby the percentage of outstanding shares of any Interested Stockholder is increased.

Business Combinations with an interested Stockholder must be approved by the holders of 80% of the voting power of our outstanding shares, unless (a) the Business Combination is approved in advance by those persons then on the Board of Directors who were directors immediately prior to the time the Interested Stockholder (or certain of its predecessors) first became an Interested Stockholder and who would have constituted a majority of the Board at that time (a "Majority of the Continuing Directors"), or (b) certain minimum "fair price" requirements are met. In evaluating a Business Combination, the Board of Directors may consider the financial aspects of the offer, the long-term interests of our shareholders, past and present market values of the shares, our prospects, the prospect of obtaining a better offer, the impact, if the offer is partial or two-tier, on the remaining shareholders and our future (especially with regard to the background of the offeror), the value of non-cash consideration, legal matters, the effect of the transaction on our customers and local community interests.

The above provisions could have the effect of depriving shareholders of any opportunity to sell their shares at a premium over prevailing market prices because takeovers frequently involve purchases of stock directly from shareholders at such a premium price. Further, to the extent these provisions make it less likely that a takeover attempt opposed by our incumbent Board of Directors and management will succeed; the effect could be to assist the Board of Directors and management in retaining their existing positions. In addition, our Articles of Incorporation also provide that the provisions outlined herein cannot be amended, altered, repealed, or replaced without the "super-majority" vote described above or the approval of a Majority of the Continuing Directors as defined above.

The issuer's most recent fiscal quarter ended March 31, 2010, and the issuer's fiscal year ends September 30th.

The only shareholder that has a greater than 10% interest is: Isaac H Sutton, the Company's CEO. Mr. Sutton is the holder of 100,000 Series A Preferred, 100,000 of Series B Preferred and 500,000 of Series C Preferred. Mr. Sutton also has an option as part of his Employment Agreement 5,000,000 Shares of Common Stock at an option price of $1.00. The options are fully vested and expire December 31, 2012. There has been no delisting of the issuer's securities by any securities exchange or deletion from the OTC Bulletin Board. There has been no current, past, pending or threatened legal proceedings or administrative actions either by or against the issuer that could have a material effect on the issuer's business, financial condition, or operations and any current, past or pending trading suspensions by a securities regulator.

Common Stock:

(i) Period end date;
As of March 31, 2010
As of September 30, 2009
As of September 30, 2008

(ii) Number of shares authorized;
As of March 31, 2010 — 2,400,000,000
As of September 30, 2009 — 980,000,000
As of September 30, 2008 — 50,000,000

(iii) Number of shares outstanding;
As of March 31, 2010 - 912,438,880
As of September 30, 2009 — 909,152,401
As of September 30, 2008 — 5,865,841

(iv) Public Float

As of March 31, 2010 - 549,538,899
As of September 30, 2009 — 65,339,794
As of September 30, 2008 — 634,256

(v) Shareholders of Record
As of March 31, 2010 - 910
As of September 30, 2009 — 880
As of September 30, 2008 — 854

(vi) Beneficial Shareholders
As of March 31, 2010 - 908
As of September 30, 2009 — 878
As of September 30, 2008 — 852

Series A Preferred Stock:

(i) Period end date;
As of March 31, 2010 - 100,000
As of September 30, 2009 — 25,000
As of September 30, 2008 — 5,000

(ii) Number of shares authorized;
As of March 31, 2010 - 100,000
As of September 30, 2009 — 100,000
As of September 30, 2008 — 100,000

(iii) Number of shares outstanding;
As of March 31, 2010 - 100,000
As of September 30, 2009 — 25,000
As of September 30, 2008 — 5,000

(iv) Public Float
As of March 31, 2010 - 0
As of September 30, 2009 — 0
As of September 30, 2008 — 0

(v) Shareholders of Record
As of March 31, 2010 - 1
As of September 30, 2009 — 1
As of September 30, 2008 — 1

(vi) Beneficial Shareholders
As of March 31, 2010 - 1
As of September 30, 2009 — 1
As of September 30, 2008 — 1

Series B Preferred Stock:

(i) Period end date;
As of March 31, 2010 - 100,000
As of September 30, 2009 — 0
As of September 30, 2008 — 0

(ii) Number of shares authorized;
As of March 31, 2010 - 100,000
As of September 30, 2009 — 100,000

As of September 30, 2008 — 100,000

(iii) Number of shares outstanding;
As of March 31, 2010 - 100,000
As of September 30, 2009 — 0
As of September 30, 2008 — 0

(iv) Public Float
As of March 31, 2010 - 0
As of September 30, 2009 — 0
As of September 30, 2008 — 0

(v) Shareholders of Record
As of March 31, 2010 - 1
As of September 30, 2009 — 1
As of September 30, 2008 — 1

(vi) Beneficial Shareholders
As of March 31, 2010 - 1
As of September 30, 2009 — 1
As of September 30, 2008 — 1

Series C Preferred Stock:

(i) Period end date;
As of March 31, 2010 - 500,000
As of September 30, 2009 — 500.000
As of September 30, 2008 — 0

(ii) Number of shares authorized;
As of March 31, 2010 - 500,000
As of September 30, 2009 — 500,000
As of September 30, 2008 — 0

(iii) Number of shares outstanding;
As of March 31, 2010 - 500,000
As of September 30, 2009 — 500.000
As of September 30, 2008 — 0

(iv) Public Float
As of March 31, 2010 - 0
As of September 30, 2009 — 0
As of September 30, 2008 — 0

(v) Shareholders of Record
As of March 31, 2010 - 1
As of September 30, 2009 — 1
As of September 30, 2008 — 1

(vi) Beneficial Shareholders
As of March 31, 2010 - 1
As of September 30, 2009 — 1
As of September 30, 2008 — 1

14. *The securities being offered hereby are:*

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
[ ] Other: ____

15. ***These securities have:***

Yes	No	
[]	[X]	Cumulative voting rights
[]	[X]	Other special voting rights
[]	[X]	Preemptive rights to purchase in new issues of shares
[]	[X]	Preference as to dividends or interest
[]	[X]	Preference upon liquidation
[]	[X]	Other special rights or preferences (specify):

Explain: ____________________

16. ***Are these securities convertible:*** [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective:
Date when conversion expires:

17. ***(a) If securities are notes or other types of debt securities:***

N/A

(1) What is the interest rate? ______%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? _____/_____/______
If serial maturity dates, describe: ____________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices:____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No

Describe: ______________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or payment? $______________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

N/A

			Last Fiscal Year	
		Actual	**Pro Forma**	
			Minimum	**Maximum**
"Earnings" / "Fixed Charges"	=	______	______	______
If no earnings, show "Fixed Charges" only		______	______	______

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. ***If securities are Preference or Preferred stock:***

N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: ***Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.***

19. ***If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:***

N/A

20. ***Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):***

N/A

Sections 21-27.

PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:*

N/A

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

N/A

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

Isaac H. Sutton, Director
381 Park Avenue South, Suite 1201
New York, New York 10016
Tel 877-730-0191
Fax917-621-3150

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

This offering is not limited to a special group and the certificates will bear no restrictive legend.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26(a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

N/A

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:*

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

N/A

27. ***Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:***

None of our currently outstanding unrestricted shares of common stock are subject to any types of resale restrictions. Our restricted common stock in subject only to those resale restrictions as required by the Securities and Exchange Commission pursuant to rule 144.

Note: ***Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.***

Section 28.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has never paid dividends, nor has it ever made any types of distributions or redemptions on its securities.

Sections 29-32.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. ***Chief Executive Officer:***

Name:	Isaac H. Sutton
Age:	57
Address:	381 Park Avenue South, Suite 1201, New York, New York 10016
Telephone number:	877-730-0191
Facsimile number:	917-621-3150
Email:	isutton@goipglobal.com

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Sutton is Chief Executive Officer of GoIP Global, Inc and sole director. He has served since March 2006. Mr. Sutton has been a successful entrepreneur ever since his involvement with the Sutton family business during his college years. Since the late 70's, Sutton has been a founding member and served in executive roles of many ventures including: Aprica Juvenile Products, Inc. (1980 - 1982), Fusen Usagi, Inc. (1982 -1989), IHS Inc. (1990 - 1997), and CEO of Starinvest Group (1997 - 2006). A world traveler for over 30 years, Mr. Sutton has lived in and conducted business in a variety of countries including Taiwan, Korea, the Philippines, Poland and Uzbekistan. Mr. Sutton has extensive experience in a variety of industries including import and export, telecommunications, information technology and capital markets.

Mr. Sutton holds Bachelor's Degree in Business Administration from Pace University. Mr. Sutton was born and raised in New York City and is 56 years old.

In March 2006, the Company entered into an employment agreement with Isaac H. Sutton, to serve as Chief Executive Officer of the Company. The term of the employment agreement commences as of April 1, 2006 and expires on December 31, 2011. The employment agreement provides for an annual salary of $240,000 together with annual increases of at least 10% per annum. In addition, Mr. Sutton shall receive as additional compensation .75% of the Company's gross revenues in excess of $20,000,000. The employment agreement provides that Mr. Sutton is eligible to receive incentive bonus compensation, at the discretion of the board of directors. The employment agreement provides for termination based on death, disability or other termination and for severance payments upon termination. The severance payments range from the compensation payable pursuant to the agreement or up to two times the annual compensation over sixty months in the event that Mr. Sutton is terminated in the event of a change in control as described in the agreement. Pursuant to the employment agreement Mr. Sutton was granted the option to purchase up to 5,000,000 shares of common stock at an exercise of $1.00, exercisable up to one year after the expiration of the employment agreement.

Mr. Sutton is the holder of 100,000 Series A Preferred, 100,000 of Series B Preferred and 500,000 of Series C Preferred. Mr. Sutton also has an option as part of his Employment Agreement 5,000,000 Shares of Common Stock at an option price of $1.00. The options are fully vested and expire December 31, 2012.

Mr. Sutton has not, in the last five years, been the subject of a conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses), the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, or banking activities, a finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated, or the entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person's involvement in any type of business or securities activities.

29. ***President:***

Name: **N/A**

30. ***Chief Operating Officer:***

N/A.

31. ***Chief Financial Officer:***

N/A.

32. ***Chief Technology Officer:***

N/A.

Sections 33-36.

DIRECTORS OF THE COMPANY

33. ***Number of Directors:*** One (1).

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors are elected annually by the shareholders. There are no voting trusts or other arrangements.

34. ***Information concerning outside or other Directors (i.e. those not described above):***

N/A

35 (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[ ] Yes [X] No Explain:

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.* N/A

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

N/A

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

N/A

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.*

N/A

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

Sections 37-38.

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Name: Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if	% of Total

Common				All Securities Sold	
Isaac H. Sutton (1)	N/A	74,187,959	4.50% (2)	74,187,959	3.46% (3)
Series A Preferred					
Isaac H. Sutton (1)		100,000	100% (4)	100,000	100%
Series B Preferred	N/A				
Isaac H. Sutton (1)		100,000	100% (5)	100,000	100%
Series C Preferred	N/A				
Isaac H. Sutton (1)		500,000	100% (6)	500,000	100%

(1)
Name: **Isaac H. Sutton, Chief Executive Officer**
Residential Address: **1365 York Avenue, New York, NY 10021**

(2) Based on 1,646,803,472 shares of common stock issued and outstanding as of July 2, 2010.
(3) Based on 2,146,803,472 shares of common stock issued and outstanding assuming the Offering becomes fully subscribed.
(4) Based on 100,000 shares of Series A Preferred stock issued and outstanding as of July 2, 2010.
(5) Based on 100,000 shares of Series B Preferred stock issued and outstanding as of July 2, 2010.
(6) Based on 500,000 shares of Series C Preferred stock issued and outstanding as of July 2, 2010.

38. ***Number of shares beneficially owned by Officers and Directors as a group:***

Before offering:

Class of Shares Common	No. of Shares Beneficially Owned	% of Total
Isaac H. Sutton (1)	109,187,959	6.63% (2)

(3) Mr. Sutton beneficially owns 109,187,959 shares of the Issuer in the manner as follows: 1) Mr. Sutton personally owns 73,887,719 shares of common stock; 2) Mr. Sutton's spouse owns 300,240 shares of common stock; 3) Mr. Sutton personally owns 100,000 shares of Series A Preferred Stock convertible immediately on a 100 shares of common stock per every 1 shares of Series A Preferred basis; 4) Mr. Sutton personally owns 100,000 shares of Series B Preferred Stock convertible immediately on a 200 shares of common stock per every 1 shares of Series B Preferred basis; 5) Mr. Sutton personally owns 500,000 shares of Series C Preferred Stock convertible immediately on a 10 shares of common stock per every 1 shares of Series C Preferred basis. Assuming an immediate conversion of Mr. Sutton's holdings in each of the Series of Preferred Stock together with the amount of common stock beneficially owned by he and his spouse, Mr. Sutton beneficially owns 109,187,959 shares of common stock as of July 2, 2010.
(4) Based on 1,646,803,472 shares of common stock issued and outstanding as of July 2, 2010.

After offering:

a) Assuming minimum securities sold: N/A.

b) Assuming maximum securities sold:

Class of Shares Common	No. of Shares After Offering if All Securities Sold	% of Total
Isaac H. Sutton (1)	109,187,959	5.09% (2)

(1) Mr. Sutton beneficially owns 109,187,959 shares of the Issuer in the manner as follows: 1) Mr. Sutton personally owns 73,887,719 shares of common stock; 2) Mr. Sutton's spouse owns 300,240 shares of

common stock; 3) Mr. Sutton personally owns 100,000 shares of Series A Preferred Stock convertible immediately on a 100 shares of common stock per every 1 shares of Series A Preferred basis; 4) Mr. Sutton personally owns 100,000 shares of Series B Preferred Stock convertible immediately on a 200 shares of common stock per every 1 shares of Series B Preferred basis; 5) Mr. Sutton personally owns 500,000 shares of Series C Preferred Stock convertible immediately on a 10 shares of common stock per every 1 shares of Series C Preferred basis. Assuming an immediate conversion of Mr. Sutton's holdings in each of the Series of Preferred Stock together with the amount of common stock beneficially owned by he and his spouse, Mr. Sutton beneficially owns 109,187,959 shares of common stock as of July 2, 2010.

(2) Based on 2,146,803,472 shares of common stock issued and outstanding assuming the Offering becomes fully subscribed.

(Assume all options exercised and all convertible securities converted.)

Sections 39-42.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.

(a) *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

N/A.

(b) *If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.*

Our Go800, LLC subsidiary is 45% owned by our Company, and 45% personally owned by our Company's sole officer and director, Isaac H. Sutton.

(c) *If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.*

N/A

40. *Remuneration*

(a) *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:*

Mr. Isaac H. Sutton's employment agreement calls for an annual base salary of $240,000, increasing by 10% each year. For the fiscal year ended 2009, Mr. Sutton received cash compensation in the amount of $60,000, and the remainder of his salary was accrued as the Company is short of cash on hand. The Company and Mr. Sutton have agreed to reduce the amount of accrued compensation by periodically issuing Mr. Sutton shares of common stock.

(b) *If remuneration is expected to change or has been unpaid in prior years, explain*:

N/A.

(c) *If any employment agreements exist or are contemplated, describe*:

None.

41. (a) ***Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights*:**

None.

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) ***Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.***

N/A

(c) ***Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.***
N/A

42. ***If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination*:**

We are highly dependent on the services of Isaac H. Sutton, our sole officer and sole director. Our success depends on the efforts and abilities of Mr. Sutton. The loss of the services of Mr. Sutton would have a material adverse effect on us.

In an effort to ensure Mr. Sutton remains with the Company, the Company and Mr. Sutton have entered into an employment agreement, the term of which commenced in April 2006, and ends in December of 2011, and automatically renews for another term of five years thereafter unless either party gives notice otherwise. The Agreement contains provisions calling for confidentiality of proprietary Company information during the term of employment and thereafter.

Note: ***After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.***

Section 43.

LITIGATION

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.

None.

Section 44.

FEDERAL TAX ASPECTS.

If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax

consequences of an investment in the securities by the tax advisor.

N/A

> Note: ***Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.***

Section 45.

MISCELLANEOUS FACTORS

Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

Section 46.

FINANCIAL STATEMENTS

Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See Exhibit 1.1 for the following financial statements:

- Unaudited Financial Statements for the fiscal years ended September 30, 2009 and 2008; and
- Unaudited Financial Statements for the six months ended March 31, 2010.

Section 47.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this Offering Circular. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many factors, including the factors we describe under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

Forward Looking Statements

Some of the information in this section contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue," or similar words. You should read statements that contain these words carefully because they:

- discuss our future expectations;
- contain projections of our future results of operations or of our financial condition; and
- state other "forward-looking" information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus. See "Risk Factors."

Unless stated otherwise, the words "we," "us," "our," "the Company" or "GoIP" in this prospectus collectively refers to the Company, GoIP Global, Inc.

Overview

GoIP Global, Inc. (hereinafter the "Company or "GoIP") was incorporated on May 8, 2003 as E Education Network, Inc. under the laws of the State of Nevada. On August 10, 2005, the Company's name was changed to GoIP Global, Inc.

In July 2005, E Education Network, Inc. (EEN) merged with GoIP Global, Inc. (GoIP) pursuant to an Agreement to Exchange Stock dated July 15, 2005 by and between the parties (the "Merger Agreement"). Under terms of the Merger Agreement, GoIP exchanged all of its issued and outstanding shares for 10,000,000 shares of the Company. After the merger, the Company owned 50% of the outstanding common stock of the combined entity and became the surviving corporation to the merger. The merger has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of the GoIP to which GoIP is treated as the continuing entity.

On August 10, 2005, the Company amended its articles of incorporation to change the name of the Company to GoIP Global, Inc.

In June 2007 GoIP Florida, Inc. was incorporated as a fully owned subsidiary to handle the back office implementation and administration for GoIP's business. This subsidiary was closed and all operations discontinued in December 2008.

In September 2009 the Company completed its acquisition of EE Global, Inc., a Canadian Company with holdings in Canada and China valued at $35,058. In December EE Global was sold to Monarch Corporation for 1.2 billion shares on Monarch stock valued at $72,000.

Plan of Operations

GoIP Global offers a range of Mobile Media services, solutions and tools for brands, agencies, content providers, online portals, entertainment and media companies. GoIP has both creative experience and the technical knowledge to connect mobile marketers with their audiences by means of interactive campaigns and mobile content distribution. GoIP Global offers brand and content customers great flexibility in creating mobile marketing campaigns and applications.

GoIP Global's subsidiary Go800, LLC is set to launch its new product Go800 in 2010. Our Go800, LLC subsidiary is 45% owned by our Company, and 45% personally owned by our Company's sole officer and director, Isaac H. Sutton. Once launched management is anticipating Go800 to generate immediate revenue and the Company to be cash flow positive. Until the launch funding will come from the company private placements. Currently the Company has sufficient funds to launch this product this quarter. It is projected that a staff of 10 will be needed to support Go800 in 2010. At this time Go800 launch is dependent on the major mobile carrier's approval of the Go800 service on their network. To date approval has been received by 3 out of 4 major carriers and is completing its testing.

Go800 Platform will enable Advertisers to register their "Keyword: in G0800's database together with their phone number. By registering their Keyword, the Go800 platform will enable a lookup up when the Consumer Texts the Keyword to Go800 and will seamlessly connect the consumer with the advertiser's phone. Advertisers will pay a monthly leasing fee of $500 per Keyword. 10,000 Keywords registered by the end of 2011 will generate monthly reoccurring revenue of $5,000,000 per month. Go800 will advertise making Go800 (46800) a household name, whereby advertisers will promote and consumers will Text Keywords to Go800 to be connected, versus dialing a toll free number. Keywords can be Brand words such as CHASE, AVIS, HILTON, EXPEDIA, FIDELITY, DELL, GEICO, etc. or Generic words such as TRAVEL, TAXI, PIZZA, IRA, MORTGAGE etc.

For the year ending 2008 and 2009, the Company incurred losses of $421,477 and $939,449 this was due to the inability to generate revenue for the new Media Services being offered. Due to the economic climate in 2008 and 2009 the Company's prospective clients had put new Media on hold causing the Company to change its product line and approach in developing New Media products. Losses for 2009 were substantially lower that 2008 since the company cut back operations in light of the economy and the demand for New Media services. During the three months ending December 31, 2009 the Company continued to reduce overhead and reduced liabilities.

GoIP will continue to seek opportunities in the Mobile Media space, through sales of proprietary technologies or acquisition of related companies. GoIP is also developing the next service product to be launched after Go800' s introduction. The Issuer has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the issuer's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Going Concern

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company's accumulated operating loss since inception is ($1,419,160). As of September 30, 2009, the Company has total liabilities of $896,505 compared to total assets of $226,383, limited cash on hand in the amount of $19,134, and stockholders' deficit of $670,122.

The Company will actively pursue its business activities, offer noncash consideration, secure additional or refinance the debt and/or raise equity as a means of financing its operations and meet the credit obligations. If the Company is unable to return to its profitability or obtain necessary financing, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. The company's management is currently seeking additional capital to support operations, but has not received any firm or other commitments from any parties and may or may not, be successful in obtaining capital sufficient to perpetuate the operations of the Company.

Sufficiency of Cash Flows

Because current cash balances and projected cash generation from operations are not sufficient to meet the Company's cash needs for working capital and capital expenditures, management intends to seek additional equity or obtain additional credit facilities. The sale of additional equity could result in additional and substantial dilution to the Company's shareholders. A portion of the Company's cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products or technologies.

Results of Operations for the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008.

Revenues. Our revenues were $3,000 for the fiscal year ended September 30, 2009. We did not have any revenue for the fiscal year ended September 30, 2008. The increase in revenue was nominal and primarily due to sales to a minimum amount of customers.

Interest expense. Our interest expense was $1,169,349 for the fiscal year ended September 30, 2009, compared to $28,179 for the fiscal year ended September 30, 2008. The increase in interest expense was primarily due to interest expense amounting to approximately $1,130,000 incurred in connection with debt conversions.

Derivative (expense) Income. Our derivative (expense) income was $220,997 for the fiscal year ended September 30, 2009, compared to ($782,541) for the fiscal year ended September 30, 2008. This decrease is directly related to the increase in convertible loan transactions with embedded conversion features included in the convertible debenture agreements coupled with loan conversions and stock price fluctuations during the year.

Operating expenses. Our operating expenses include professional and consulting, and general and administrative expenses. Our total operating expenses were $510,255 for the fiscal year ended September 30, 2009, compared to $784,317 for the fiscal year ended September 30, 2008. The decrease in operating expenses for this time period is attributed to a reduction in professional fees.

Net Loss. We had a net loss of $1,464,487 for the fiscal year ended September 30, 2009, compared to a net loss of $1,646,746 for the fiscal year ended September 30, 2008. This decrease in net loss is due primarily to gain from debt forgiveness.

Results of Operations for the six months ended March 30, 2010 compared to the six months ended March 30, 2009.

Revenues. Our revenues were $0 for the six months ended March 31, 2010, compared to $3000 for the six months ended March 31, 2009. The decrease in revenue was nominal and primarily due to sales to a minimum amount of customers.

Interest expense. Our interest expense was $471,067 for the six months ended March 31, 2010, compared to $ 7,983 for the six months ended March 31, 2009. The increase in interest expense was primarily due to conversion of debt to common shares below market value.

Derivative (expense) Income. Our derivative (expense) income was $ 194,961 for the six months ended March 31, 2010, compared to $0 for the six months ended March 31, 2009. This increase is directly related to convertible notes that were issued.

Operating expenses. Our operating expenses include professional and consulting, and general and administrative expenses. Our total operating expenses were $690,993 for the six months ended March 31, 2010, compared to $207,702 for the six months ended March 31, 2009. The increase in operating expenses for this time period is attributed to Derivative Expense, increase in professional fees and debt expense.

Net Loss. We had a net loss of $1,361,491 for the six months ended March 31, 2010, compared to a net loss of $148,302 for the six months ended March 31, 2009. This increase in net loss is due primarily to interest expense due to conversion of debt to common shares.

Liquidity and Capital Resources; Going Concern

Cash Balance. At March 31, 2010, we had $19,134 cash on-hand and our stockholder's deficit was $670,122, and there is substantial doubt as our ability to continue as a going concern. We anticipate incurring losses in the near future. We do not have an established source of revenue sufficient to cover our operating costs in the next 12 months. Our ability to continue as a going concern is dependent upon our ability to successfully compete, operate profitably and/or raise additional capital through other means. If we are unable to reverse our losses, we will have to discontinue operations.

PART III — EXHIBITS

Item 1. Index to Exhibits

Exhibit No.	Description
1.1	Financial Statements
2.1	Articles of Incorporation
2.2	Articles of Amendment to the Articles of Incorporation
2.3	Articles of Amendment to the Articles of Incorporation
2.4	Articles of Amendment to the Articles of Incorporation
2.5	Amended and Restated Articles of Incorporation
2.6	Articles of Amendment to the Articles of Incorporation
3.1	By-laws
4.1	Form of Subscription Agreement
5.1	Legal Opinion
10.1	Employment Agreement of Isaac H. Sutton

Item 2. Description of Exhibits

1.1 Financial Statements:

- Unaudited Financial Statements for the fiscal years ended September 30, 2009 and 2008; and
- Unaudited Financial Statements for the six months ended March 31, 2010.

2.1 Articles of Incorporation of E Education Network, Inc. filed with the Secretary of State of the State of Nevada on May 8, 2003.

2.2 Articles of Amendment to the Articles of Incorporation, as filed with the Secretary of State of the State of Nevada on August 10, 2005.

2.3 Articles of Amendment to the Articles of Incorporation, as filed with the Secretary of State of the State of Nevada on December 27, 2006.

2.4 Articles of Amendment to the Articles of Incorporation, as filed with the Secretary of State of the State of Nevada on January 4, 2008.

2.5 Amended and Restated Articles of Incorporation, as filed with the Secretary of State of the State of Nevada on September 2, 2009.

2.6 Articles of Amendment to the Articles of Incorporation, as filed with the Secretary of State of the State of Nevada on January 4, 2010.

3.1 By-laws of GoIP Global, Inc.

4.1 Form of Subscription Agreement for the Regulation A Offering of Common Stock.

5.1 Legal Opinion as to Legality of the Regulation A Offering of Common Stock.

10.1 Employment Agreement between GoIP Global, Inc. and Isaac H. Sutton.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on July 2, 2010.

GOIP GLOBAL, INC.



By: ____

Isaac H. Sutton
Chief Executive Officer and Sole Director
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated:



By: ____

Isaac H. Sutton
Chief Executive Officer and Sole Director
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

Dated: July 2, 2010

EXHIBIT 1.1

GoIP Global, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

For The Years Ended

September 30, 2009 and 2008

GoIP Global, Inc.

TABLE OF CONTENTS

	Page No.
ACCOUNTANTS' REVIEW REPORT	1
<u>FINANCIAL STATEMENTS (UNAUDITED):</u>	
Balance Sheets	2
Statements of Income	3
Statements of Changes in Stockholders' Deficit	4
Statements of Cash Flows	5
Notes to (Unaudited) Financial Statements	6-21



805 Third Ave, 9th Floor
New York, New York 10022
Tel. 212-838-5100
Fax. 212-838-2676
e-mail:info@sherbcpa.com

SHERB & CO., LLP

Offices in New York and Florida

Certified Public Accountants

Independent Accountants' Report

To the Board of Directors and Shareholders of
GoIP Global, Inc.
New York, New York

We have reviewed the accompanying balance sheets of GoIP Global, Inc. as of September 30, 2009 and 2008, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management GoIP Global, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Sherb & Co., LLP

Sherb & Co., LLP
Certified Public Accountants
New York, New York
May 5, 2010

GOIP GLOBAL, INC.
BALANCE SHEETS

ASSETS

	September 30, 2009 (Unaudited)	September 30, 2008 (Unaudited)
CURRENT ASSETS		
Cash	$ 60,792	$ -
Other asset	35,058	-
Total Current Assets	95,850	-
TOTAL ASSETS	$ 95,850	$ -

LIABILITIES AND STOCKHOLDERS' DEFICIT

	September 30, 2009 (Unaudited)	September 30, 2008 (Unaudited)
CURRENT LIABILITIES		
Accounts Payable	$ 134,442	$ 266,929
Loans Payable	190,426	241,426
Due to officer	513,831	214,643
Accrued Expenses	224,376	392,746
Short term convertible debt, net of debt discount of $27,125 and $18,563, respectively.	246,734	83,937
Derivative liability	395,130	782,542
Total Current Liabilities	1,704,939	1,982,223
Loans Payable	19,000	-
Long term convertible debt, net of debt discount of $16,071 and $80,239 respectively.	13,929	101,120
Total Liabilities	1,737,868	2,083,343
STOCKHOLDERS' DEFICIT		
Preferred stock, $.001 par value; Authorized 10,000000 shares; Series A 25,000 shares issued and outstanding and 5,000 shares issued and outstanding as of September 30, 2009 and 2008, respectively.	25	5
Series C 500,000 shares issued and outstanding and -0- shares issued and outstanding as of September 30, 2009 and 2008, respectively.	500	-
Common stock, $.001 par value; Authorized 988,000,000 shares; 797,152,396 issued and 293,965,930 outstanding, and 5,865,841 issued and outstanding as of September 30, 2009 and 2008, respectively.	293,966	5,866
Additional Paid in Capital	7,364,773	5,747,581
Accumulated Deficit	(9,301,282)	(7,836,795)
Total Stockholders' Deficit	(1,642,018)	(2,083,343)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 95,850	$ -

See accompanying notes and accountants' review report.

GOIP GLOBAL, INC.
STATEMENTS OF OPERATIONS

	For the Years Ended	
	September 30, 2009 (Unaudited)	September 30, 2008 (Unaudited)
REVENUES		
Sales	3,000	
Gross Profit	3,000	-
OPERATING EXPENSES		
Professional and Consulting	379,734	677,642
General and Administrative	130,521	106,675
Total Operating Expenses	510,255	784,317
Net Loss before other income (expense)	(507,255)	(784,317)
OTHER INCOME (EXPENSE)		
Interest expense	(1,169,349)	(28,179)
Derivative (expense) income	220,997	(782,541)
Amortization of debt discount	(99,129)	(51,709)
Gain on debt forgiveness	90,249	-
Total other expense	(957,232)	(862,429)
NET LOSS	$ (1,464,487)	$ (1,646,746)
Basic and diluted loss per share	$ (0.02)	$ (0.55)
Weighted average number of shares outstanding- basic and diluted	85,113,728	2,975,703

See accompanying notes and accountants' review report.

GOIP GLOBAL, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
YEARS ENDED SEPTEMBER 30, 2009 AND 2008
UNAUDITED

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock		Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Par value $0.001 $	Shares	Par value $0.001 $	Shares	Par value $0.001 $	Shares	Par value $0.001 $			
Balance, September 30, 2007	50,000	$ 50	100,000	$ 100	-	$ -	190,865	$ 191	$ 5,596,959	$ (6,190,049)	$ (592,749)
Conversion of preferred B to common stock			(100,000)	(100)	-	-	100,000	100	-	-	-
Conversion of preferred A to common stock	(45,000)	(45)	-	-	-	-	4,500,000	4500	(4,455)	-	-
Common stock issued for cash	-	-	-	-	-	-	85,500	85	47,165	-	47,250
Common stock issued for services	-	-	-	-	-	-	407,500	408	99,592	-	100,000
Common stock issued for conversion of notes payable	-	-	-	-	-	-	(41,045)	(41)	(283,817)	-	(283,858)
Common stock issued to retire debt	-	-	-	-	-	-	623,021	623	141,627	-	142,250
Beneficial conversion feature of convertible debt	-	-	-	-	-	-	-	-	150,510	-	150,510
Net loss	-	-	-	-	-	-	-	-	-	(1,646,746)	(1,646,746)
Balance, September 30, 2008	5,000	5	-	-	-	-	5,865,841	5,866	5,747,581	(7,836,795)	(2,083,343)
Conversion of common stock to preferred stock	20,000	20	-	-	500,000	500	(7,000,000)	(7,000)	6,480	-	-
Common stock issued for cash	-	-	-	-	-	-	122,036,555	122,037	135,463	-	257,500
Common stock issued for services	-	-	-	-	-	-	129,111,133	129,111	1,042,389	-	1,171,500
Common stock issued to retire debt	-	-	-	-	-	-	18,388,867	18,389	149,111	-	167,500
Common stock issued for conversion of notes payable	-	-	-	-	-	-	25,563,534	25,563	55,992	-	81,555
Cost of reduction of conversion price	-	-	-	-	-	-	-	-	17,819	-	17,819
Write off of derivative liability as a result of conversion	-	-	-	-	-	-	-	-	166,414	-	166,414
Beneficial conversion feature of convertible debt	-	-	-	-	-	-	-	-	43,524	-	43,524
Net loss	-	-	-	-	-	-	-	-	-	(1,464,487)	(1,464,487)
Balance, September 30, 2009	25,000	$ 25	-	$ -	500,000	$ 500	293,965,930	$ 293,966	$ 7,364,773	$ (9,301,282)	$ (1,642,018)

See accompanying notes and accountants' review report.

GOIP GLOBAL, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended	
	September 30, 2009 (Unaudited)	September 30, 2008 (Unaudited)
Cash Flows From Operating Activities:		
Net Loss	$ (1,464,487)	$ (1,646,746)
Adjustments to Net Loss:		
Common Stock for Services	1,171,500	100,000
Increase (decrease) in fair value of derivative liability	(220,997)	782,541
Amortization of debt discount	99,131	51,709
Cost of reduction of conversion price	17,818	-
Gain on debt forgiveness	(90,249)	-
Adjustments to Reconcile Net Loss to Changes in Assets and Liabilities:		
Officer loans	404,188	240,170
Accrued expenses	(165,870)	155,901
Accounts payable	(4,239)	42,915
Net Cash Used in Operating Activities	(253,205)	(273,510)
Cash Flows From Investing Activities:		
Cash used in acquisition of investment	(35,058)	
Net Cash used in Investing Activities	(35,058)	-
Cash Flows From Financing Activities:		
Proceeds from the sale of common stock	257,500	47,250
Proceeds from issuance of debt	101,556	176,426
Payments of loans payable	(10,000)	-
Net Cash Provided by Financing Activities	349,056	223,676
Net Change in Cash	60,793	(49,834)
Cash and Cash Equivalents - Beginning	-	49,834
Cash and Cash Equivalents - Ending	$ 60,793	$ -
Supplemental Cash Flow Disclosures:		
Taxes	$ -	$ -
Interest	$ -	$ -
Non-Cash Investing and Financing Activities:		
Conversion of notes payable to common stock	$ 81,555	$ -
Conversion of debt to common stock	$ 167,500	$ -
Beneficial conversion feature of convertible debt	$ 43,525	$ 150,510
Write off of derivative liability as a result of debt conversion	$ 166,414	$ -
Common stock converted to notes payable	$ -	$ 283,859

See accompanying notes and accountants' review report.

GoIP Global, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended September 30, 2009 and 2008
(Unaudited)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Nature of Business

GoIP Global, Inc. ("GoIP or the "Company") was incorporated on May 8, 2003 as E Education Network, Inc. under the laws of the State of Nevada. On August 10, 2005, the Company's name was changed to GoIP Global, Inc.

In July 2005, E Education Network, Inc. (EEN) merged with GoIP Global, Inc. (GOIP) pursuant to an Agreement to Exchange Stock dated July 15, 2005 by and between the parties. (the "Merger Agreement"). Under terms of the Merger Agreement, GoIP exchanged all of its issued and outstanding shares for 10,000,000 shares of the Company. After the merger, the Company owned 50% of the outstanding common stock of the combined entity and became the surviving corporation to the merger. The merger has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of GoIP to which GoIP is treated as the continuing entity.

On August 10, 2005, the Company amended its articles of incorporation to change the name of the Company to GoIP Global, Inc.

In June 2007 GoIP Florida, Inc. was incorporated as a fully owned subsidiary to handle the back office implementation and administration for GoIP's business. This subsidiary was closed and all operations discontinued in December 2008.

In September 2009 the Company completed its acquisition of EE Global, Inc a Canadian Company with holdings in Canada and China, valued at $35,058. As disclosed in Note 3, this Company was sold in December 2009.

GoIP Global offers a range of mobile media services, solutions and tools for brands, agencies, content providers, online portals, entertainment and media companies. GoIP has both creative experience and the technical knowledge to connect mobile marketers with their audiences by means of interactive campaigns and mobile content distribution. GoIP Global offers brand and content customers great flexibility in creating mobile marketing campaigns and applications.

The Company's year end is September 30.

The foregoing unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles in the United States of America for complete financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the accompanying financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a working capital deficiency of $1,609,089 and $1,982,223 and has an accumulated deficit of $9,301,282 and $7,836,795 at September 30, 2009 and 2008, respectively. Additionally, for the years ended September 30, 2009 and 2008, the Company used cash in operations of $253,205 and $273,510. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's efforts have been directed towards the development and implementation of a plan to generate sufficient revenues to cover all of its present and future costs and expenses.

Management is taking steps to address this situation. The Company is in the process of raising and capital and or debit, implementing its business plan and expects to generate sufficient revenue by the third quarter of 2010 to be positive cash flow. Management expects operations to generate negative cash flow at least through July 2010 and the Company does not have existing capital resources or credit lines available that are sufficient to fund operations and capital requirements are presently planned over the next twelve months.

The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that the actions presently being taken to further implement its business plan and generate additional revenues provide the opportunity for the Company to continue as a going concern. Management intends to attempt to raise additional funds by way of a public or private offering. While the Company believes in its ability to raise additional funds, there can be no assurances to that effect.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The accompanying financial statements have been prepared, in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Company's financial instruments may include cash, accounts payable and accrued expenses, loans payable, officer loans, convertible debt and derivative liability. All such instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at September 30, 2009 and 2008.

Reverse stock split

All references to the Company's outstanding shares, and options, have been adjusted to give effect to the 1 for 200 reverse stock split effective March 27, 2008.

Derivative Liabilities

The Company accounts for its embedded conversion features in its convertible debentures in accordance FASB ASC 815-10 (Prior authoritative literature: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires a periodic valuation of their fair value and a corresponding recognition of liabilities associated with such derivatives, and FASB ASC 815-40 Section 05, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. The recognition of derivative liabilities related to the issuance of convertible debt is applied first to the proceeds of such issuance as a debt discount, at the date of issuance, and the excess of derivative liabilities over the proceeds is recognized as "Loss on Valuation of Derivative" in other expense in the accompanying financial statements. Any subsequent increase or decrease in the fair value of the derivative liabilities is recognized as "Other expense" or "Other income", respectively.

Revenue Recognition

The Company recognizes revenues when the related services are performed. For the years ended September 30, 2009 and 2008, the Company realized $3,000 and $-0- for services rendered.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost. Depreciation is being provided on the straight-line method over the estimated useful lives of the assets (generally five to ten years). Amortization of leasehold improvements is being provided on the straight-line method over the various lease terms or estimated useful lives, if shorter.

Convertible Debentures

In accordance with guidance in accounting for convertible securities with beneficial conversion features or contingently adjustable conversion ratios, the Company recognized an imbedded beneficial conversion feature present in the convertible debentures. The Company allocated a portion of the proceeds equal to the intrinsic value of that feature to derivative liability in accordance with the guidance in ASC 815 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". The debt discount attributed to the beneficial conversion feature is amortized over the convertible debenture's maturity period as interest expense using the effective yield method.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management does not believe the Company has met the "more likely than not" standard to allow recognition of such an asset.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation ("ASC 718") for all the stock awards granted. Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. See Note 8 for further information regarding the Company's stock-based compensation assumptions and expenses. The Company elected to use the straight-line single option method.

The Company has elected to use the Black-Scholes option-pricing model to estimate the fair value of its options, which incorporates various subjective assumptions including volatility, risk-free interest rate, expected life, and dividend yield to calculate the fair value of stock option awards.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted FASB ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company's financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The Company did not have any Level 2 or Level 3 assets or liabilities as of September 30, 2009 and 2008, with the exception of its convertible promissory notes. The carrying amount of the convertible promissory notes at September 30, 2009 and 2008, approximate their respective fair value based on the Company's incremental borrowing rate.

Cash and cash equivalents include money market securities that are considered to be highly liquid and easily tradable as of September 30, 2009 and 2008, respectively. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

In addition, FASB ASC 825-10-25 Fair Value Option was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value option for any of its qualifying financial instruments.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income (loss) available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings (loss) per common share is computed by dividing net income (loss) by the sum of (a) the basic weighted average number of shares of common stock outstanding during the period and (b) additional shares that would have been issued and potentially dilutive securities.

For the years ended September 30, 2009 and 2008 the diluted net loss per share is equivalent to the basic net loss per share because the Company experienced losses in these years and thus no potential common shares underlying stock options, or convertible debentures stock have been included in the net loss per share calculation. Options to purchase 25,000 (post reverse stock split) shares of common stock in fiscal 2009 and 2008, and approximately 62,000,000 and 57,500,000 shares of common stock, respectively, related to convertible debentures, have been omitted from the loss per share calculation as their effect is anti-dilutive.

The average number of common shares outstanding for the year ended September 30, 2008 has been retroactively adjusted for the reverse stock split effective in March 27, 2008.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued ASC 105-10, *Generally Accepted Accounting Principles — Overall* ("ASC 105-10") that established FASB Accounting Standards Codification ("Codification"), as the single source of authoritative U.S. GAAP for all non-governmental entities. The Codification, which launched July 1, 2009, changes the referencing and organization of accounting guidance and is effective for interim and annual periods ending after September 15, 2009. Since it is not intended to change or alter existing U.S. GAAP, the Codification does not have any impact on the Company's financial condition or results of operations, but it does change the way GAAP is organized and presented. The Codification is effective for the Company's financial statements for the fiscal year ended January 2, 2010 and the principal impact on the Company's financial statements is limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification.

In August 2009, FASB issued Accounting Standards Update ("ASU") No. 2009-05 which amends Fair Value Measurements and Disclosures — Overall (ASC Topic 820-10) to provide guidance on the fair value measurement of liabilities. This update requires clarification for circumstances in which a quoted price in an active market for the identical liability is not available, in which event a reporting entity is required to measure fair value using one or more of the following techniques: 1) a valuation technique that uses either the quoted price of the identical liability when traded as an asset or quoted prices for a similar liability or similar liabilities when traded as an asset; or 2) another valuation technique that is consistent with the principles in ASC Topic 820 such as the income and market approach to valuation.

The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update further clarifies that if the fair value of a liability is determined by reference to a quoted price in an active market for an identical liability, that price would be considered a Level 1 measurement in the fair value hierarchy. Similarly, if the identical liability has a quoted price when traded as an asset in an active market, it is also a Level 1 fair value measurement if no adjustments to the quoted price of the asset are required. The Company adopted ASC Topic 820-10 effective for its fiscal year ending January 2, 2010 and the ASU had no material impact on its financial statements.

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issue Task Force* ("ASU 2009-13"), and Accounting Standards Update No. 2009-14, *Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14"). ASU 2009-13 requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third party evidence of value is not available. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality.
Both statements are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

NOTE 3 – OTHER ASSET

In September 2009 the Company entered into a Share Exchange Agreement with a Canadian Company to acquire 100% of their outstanding shares for 130,000,000 of the Company's common shares, and $35,058 in cash.

In February 2010 the Company was refunded the 130,000,000 shares. The statement of stockholder's equity does not take into account the issuance of these shares.

In December 2009 the Company sold this investment, and as consideration received 1.2 billion shares of the purchaser's common stock valued at $72,000.

NOTE 4 – LOANS PAYABLE

The Company has borrowed funds from affiliated companies and or shareholders on an informal basis. All monies are due on demand and do not bear interest. As of September 30, 2009 and 2008 the Company owed $110,000. In November and December 2009, the Company repaid a portion of the principal of the notes totaling $10,000.

In March 2009, the Company entered into a settlement agreement with an investor where the Company agreed to repay the principal amount of $38,000 related to the loss sustained arising from the offer and sale of the Company's common stock. This loan bears and interest of 6% per annum and is payable in 38 monthly installments. As of September 30, 2009, a total of $38,000 principal was outstanding.

In May 2008, the Company entered into a one year loan arrangement with a consultant in the amount of approximately $146,000 related to a balance due for services rendered. This loan bears and interest of 2% per annum. As of September 30, 2008 the balance due amounted approximately $131,000 since the Company had made a payment of approximately $15,000 against this loan. The loan matured in May 30, 2009, at which time, the Company was in default on the balance of the note of approximately, $126,000. In June 2009 the Company entered into a settlement agreement in which the Company was to issue common stock for the settlement payment of approximately, $126,000. For the year ended September 30, 2009 the Company repaid $10,000 in cash and $62,500 through the issuance of approximately 4,875,000 shares of common stock. The balance of the loan as of September 30, 2009 amounted to approximately, $61,500.

NOTE 5 – DUE TO OFFICER

As of September 30, 2009 and 2008, the Company owed its CEO $513,831 and $214,643 related to advances made to the Company for working capital purposes. The amounts due to officer are non-interest bearing and are payable on demand. During the fiscal year ended September 30, 2009 the Company issued 105,000,000 shares of common stock with a total value of $890,000 to an officer of the Company in which $105,000 was for repayment of debt and $785,000 was expensed.

During the fiscal year ended September 30, 2008 the Company issued 621,666 shares of common stock with a total value of $139,000 for repayment of debt.

As of September 30, 2009 and 2008 included in officer loans is an amount of $178,000 related to the payroll liability for the calendar years ended 2006 and 2007 of a company who had leased its employees over to GoIP. The Company is not liable for these employees and therefore, the officer has assumed the liability personally.

In addition, as of September 30, 2009 and 2008 included in officer loans is an accrual for approximately, $290,000 and $285,000 related to compensation in accordance with a 2006 employment agreement.

NOTE 6 – DERIVATIVE LIABILITY

The derivative liability as of September 30, 2009 and 2008 arose out of the embedded conversion feature included in the convertible debenture agreements that the Company entered into during those years. The Company determined that, based on the guidance in "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock", the Company was prohibited from concluding that it would have a sufficient number of authorized and unissued shares because the conversion of the convertible debentures could have resulted in the issuance of an indeterminable number of common shares as they were convertible at a discount from the market price.

The variable conversion features are considered to be embedded derivatives. The fair value of the embedded derivative is recorded to derivative liability. This liability is required to be marked each reporting period. The resulting discount on the debt is amortized to interest expense over the life of the related debt.

In accordance with this guidance, the Company initially estimated the fair value of these instruments to be $487,950 in fiscal 2008 and $109,162 in fiscal 2009 and established a derivative instrument liability in that amount and recording an expense in the respective period.

The Company recorded a loss on derivative instrument of $487,950 and a gain of $330,160 during 2008 and 2009, respectively, for the change in the fair market value of the derivative liability. In addition, due to the conversion of a portion of the debt balance in fiscal 2009, the Company reduced the value of the liability by $166,414 and recorded an increase in additional paid in capital in that amount related to the value of the converted portion on the date of conversion.

As of f September 30, 2009 and 2008, the estimated fair value of this derivative liability was $782,542 and $395,130, respectively.

NOTE 7 – CONVERTIBLE PROMISSORY NOTES

During the fiscal year ended September 30, 2008, the Company issued promissory notes to accredited investors in settlement of claims and in exchange for the return of 41,045 shares (retroactively adjusted to reflect "Reverse Stock Split") of the Company's common stock.

These notes have maturity dates ranging from a period of three months to twenty four months, bear interest at a rate ranging from 5% to 9% per annum, payable at the end of the term. The principal amounts of the notes are convertible into the Company's common stock by the holder, at any time after July 1, 2008 and prior to the repayment of the principal, at the lesser of $.25 per share maximum conversion price or 70% of the average closing bid price for common stock on the ten trading days immediately prior to notice of conversion. As a result of the issuance of these convertible notes at a discount where the convertible common shares were not determinable, the Company, in accordance with the guidance in "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock", recorded a total discount of $150,511 with a corresponding credit to additional paid in capital. The discount is accreted over the term of the notes using the straight line method. For the twelve months ended September 30, 2009, and 2008, the Company recorded amortization expense amounting to $71,677 and $51,709, respectively. As of September 30, 2009, and 2008, the balance of these notes amounted to $246,734 (net of discount of $27,125) and $185,057 (net of discount of $98,801). In June 2009, the Company issued 5,000,000 shares of restricted common stock for converting $10,000 of principal. As of September 30, 2009, a total of $273,859 principal and accrued interest totaling approximately $24,000 of these promissory notes were outstanding, of which, $142,500 of principal were in default.

During the fiscal year ended September 30, 2009, the Company issued promissory notes to accredited investors in accordance with a Security Sale Agreement dated December 24, 2008. These notes have maturity dates ranging from a period of one year to two years, bear interest at a rate of 8% per annum, payable at the end of the term. The principal amounts of the notes are convertible into the Company's common stock by the holder, at any time prior to the repayment of the principal, at 70% of the lowest closing bid price for common stock on the three trading days immediately prior to notice of conversion. As a result of the issuance of these convertible notes at a discount where the convertible common shares were not determinable, the Company, in accordance with the guidance in "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock", recorded a total discount of $43,524 with a corresponding credit to additional paid in capital. The discount is accreted over the term of the notes using the straight line method. For the twelve months ended September 30, 2009, the Company recorded amortization expense amounting to $27,453 respectively. As of September 30, 2009, the net balance of these notes amounted to $13,929 (net of discount of $27,453).

During the fiscal year ended September 30, 2009, the Company issued 20,563,534 shares of common stock for converting $71,556 of principal. As of September 30, 2009, a total of $30,000 principal of these promissory notes were outstanding and subsequently paid in full by February 2010.

Approximately $31,000 of the debt that was converted in fiscal 2009 was converted at a lower conversion price than originally calculated in accordance with the debenture agreement, and as a result the Company accounted for the modification of the debt pursuant to the guidance in ASC 470 "Debtor's Accounting for a Modification or Exchange of Debt Instruments", and recognized a loss on the modification of $17,818 and a corresponding charge to additional paid in capital.

NOTE 8 – STOCK BASED COMPENSATION

The Company accounts for stock-based compensation under ASC 718. These standards define a fair value based method of accounting for stock-based compensation. In accordance with this guidance, the cost of stock-based compensation is measured at the grant date based on the value of the award and is recognized over the vesting period. The value of the stock-based award is determined using the Black-Scholes option-pricing model, whereby compensation cost is the excess of the fair value of the award as determined by the pricing model at the grant date or other measurement date over the amount that must be paid to acquire the stock. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period. During the year ended September 30, 2009 and 2008, the Company had not recognized any stock based compensation expense.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has not adjusted the expense by estimated forfeitures for employee options, since the forfeiture rate based upon historical data was determined to be immaterial.

In 2006, the Company had awarded, the Company's CEO, in accordance with an Employment Agreement, 25,000 Shares of Common Stock at an option price of $200 per share. The options are fully vested and expire December 31, 2011. There have been no other stock option grants since then. These options to purchase the Company's common stock reflect the reverse stock split effective March 2008.

NOTE 9– EQUITY

Common Stock

Reverse stock split:
In March 2008, a majority of the Company's stockholders unanimously approved and ratified a 1 for 200 reverse stock split (the "Reverse Split") of the Company's common stock. The Reverse Split became effective on March 27, 2008 after the Company sent an Information Statement to all of its stockholders. Each stockholder entitled to a fractional share as a result of the reverse stock split, received a full share in lieu of any such fractional share. Accordingly, all of the references to share and per share data for the years presented in the accompanying financial statements and these notes to the financial statements have been retroactively restated to reflect the reverse stock split.

The Company has 988,000,000 Shares of Common Stock Authorized. As of September 30, 2009, there were 779,152,396 shares issued and 275,965,930 outstanding. The par value of the Company's common stock is $.001 per share.

For the year ended September 30, 2009, the Company had the following common stock transactions:

- The Company's officer converted 7,000,000 shares of common stock to 20,000 shares of Series A Preferred and 500,000 shares of Series C Preferred. The common stock conversion to preferred stock had no benefit upon conversion since the common stock and preferred stock were of equal value.

- The Company sold 122,036,555 shares of common stock to eight (8) Shareholders for consideration of $257,500 pursuant to Federal and State Exemptions from Registration.

- The Company issued 105,000,000 shares of common stock with a total value of $890,000 to an officer of the Company in which $105,000 was for repayment of debt and $785,000 was expensed.

- The Company issued 37,500,000 shares of common stock with a total value of $408,000 to consultant of the Company in which $62,500 was for repayment of a note payable and $345,500 was expensed.

- The Company issued 5,000,000 shares of common stock with a total value of $41,000 for services rendered.

- The Company issued 25,563,534 shares of common stock with a total value of $81,556 to noteholders of the Company for repayment of the principal portion of convertible debt.

For the year ended September 30, 2008, the Company had the following common stock transactions:

- The Company's officer converted 45,000 shares Series A Preferred stock to 4,500,000 shares of common stock. The preferred stock conversion to common stock had no benefit upon conversion since the common stock and preferred stock were of equal value.

- The Company's officer converted 100,000 shares Series B Preferred stock to 20,000,000 shares of common stock. The preferred stock conversion to common stock had no benefit upon conversion since the common stock and preferred stock were of equal value.

- The Company sold 85,500 shares of common stock to for cash amounting to $47,250.

- 41,045 shares of common stock were cancelled related to shareholders returning the shares to the Company in exchange for convertible notes payable valued at $283,858.

- The Company issued 407,500 shares of common stock with a total value of $100,000 for services rendered.

- The Company issued 623,021 shares of common stock with a total value of $142,250 for repayment of debt in which 621,666 shares valued at $139,000 is associated with the debt of an officer of the Company.

Preferred Stock

The Company has 10,000,000 Shares of Preferred Stock Authorized. As of September 30, 2009 the Company allocated 100,000 Shares for Series A Preferred, 100,000 Shares for Series B Preferred and 500,000 Shares for Preferred Series C. As of September 30, 2009, there were 25,000 Series A preferred shares and 500,000 Series C shares issued and outstanding. The par value of the Company's preferred stock is $.001 per share.

Series A – As of September 30, 2009 there are 25,000 shares issued and outstanding to the Company's officer and CEO. The Series A Preferred has the following designations:

- Convertible at option of holder.
- 1 preferred share is convertible to 100 common shares.
- In the event of reorganization this Class of Preferred will not be affected by any such capital reorganization.
- Voting: The holder of this Series of Preferred shall be entitled to elect the majority of the members of the Board of Directors.

Series B – As of September 30, 2009 there are zero shares issued and outstanding.

- Convertible at option of holder.
- 1 preferred share is convertible to 200 common shares.

Series C – As of September 30, 2009 there are 500,000 shares issued and outstanding to the Company's officer and CEO. The Series C preferred has the following designations:

- Convertible at option of holder.
- 1 preferred share is convertible to 10 common shares.
- In the event of reorganization this Class of preferred will not be affected by any such capital reorganization.
- Voting: The holder of this Series of preferred shall be entitled to vote 1 Preferred Shares for 5,000 votes.

In January 2010 the Company increased its authorized shares of common stock from 988,000,000 to 2,400,000,000.

Escrow Agreement

In accordance with the terms of the Debenture and Securities Sale Agreement dated December 24, 2008, the Company entered into an Escrow Agreement with a purchaser, pursuant to which the Company has contracted to issue and deposit shares of it common stock to be held and administered by the escrow agent in order to secure certain obligations of the Company ('the Seller") under the Debenture and Sale Agreement. In accordance with the escrow agreement the share of common stock are to be released to the note holders upon conversion of the Company's debentures.

As of September 30, 2009, approximately, 503,186,466 shares were held in escrow.

NOTE 10 - INCOME TAXES

The tax effect of the temporary differences that give rise to deferred tax assets are presented below:

	September 30, 2009	September 30, 2008
Deferred Tax Assets:		
Net Operating Losses	$ 1,179,000	$ 1,026,000
Option Expense	1,502,000	1,502,000
Valuation Allowances	(2,681,000)	(2,528,000)
Net Deferred Tax Asset	$ -	$ -

At September 30, 2009 and 2008, a 100% valuation allowance was recorded to reduce the Company's net deferred tax asset to $-0-. The Company could not determine that it was more likely than not that the deferred tax asset resulting from net operating loss carryforwards would be realized.

The Company has generated net operating loss carryforwards aggregating approximately $3,022,000 at September 30, 2009 for federal and state income tax purposes. These carryforwards are available to offset future taxable income and expire at various dates through 2029.

A reconciliation of the difference between the expected tax rate using the statutory federal tax rate (34%) and the Company's effective tax rate is as follows:

		September 30, 2009		September 30, 2008
U.S federal income tax (benefit) at statutory rate	$	(498,000)	$	(560,000)
State income tax (benefit), net of federal income tax benefit		(73,000)		(82,000)
Stock based compensation		457,000		39,000
Derivative (income) expense		(86,000)		305,000
Other permanent differences		47,000		24,000
Increase in valuation allowance		153,000		274,000
Effective tax rate	$	-	$	-

NOTE 11 –COMMITMENTS AND CONTINGENCIES

In March 2006, the Company entered into an employment agreement with the Company's CEO, Isaac H. Sutton, commencing on April 1, 2006 and expiring on December 31, 2011. The employment agreement provides for an annual salary of $240,000 together with annual increases of at least 10% per annum. In addition, Mr. Sutton shall receive as additional compensation .75% of the Company's gross revenues in excess of $20,000,000. The employment agreement provides that Mr. Sutton is eligible to receive incentive bonus compensation, at the discretion of the board of directors. The employment agreement provides for termination based on death, disability or other termination and for severance payments upon termination. The severance payments range from the compensation payable pursuant to the agreement or up to two times the annual compensation over sixty months in the event that Mr. Sutton is terminated in the event of a change in control as described in the agreement. Pursuant to the employment agreement Mr. Sutton was granted the option to purchase up to 25,000 shares of common stock at an exercise of $200 per share, exercisable up to one year after the expiration of the employment agreement.

NOTE 12 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 5, 2010, the date on which the financial statements were available to be issued.

In October 2009, GoIP Global, Inc. became the founder and shareholder of Go800, LLC. The Company invested $100,000 in Go800, LLC and has a 45% interest in the company. Mr. Isaac H. Sutton the Company's CEO is also a beneficial shareholder of 45% and has invested $100,000 in this new subsidiary.

In January 2010, the Company increased its authorized common stock from 500,000,000 shares to 2,400,000,000 common shares.

From October 2009 to April 30, 2010 the Company converted $870,354 of Notes, Accounts payable, and Accrued Expenses to 810,557,669 common shares.

From October 2009 through April 30, 2010 the Company sold 557,434,148 of the Company's Common Stock for $645.000.

In October 2009 Mr. Isaac H Sutton the Company's CEO converted 83,387,471 of his common shares to preferred shares.

From November 2009 through March 2010 the Company issued 21,500,000 restricted common shares of the Company's stock for services rendered.

GoIP Global, Inc. and Subsidiary

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For The Six Months Ended

March 31, 2010

GoIP Global, Inc. and Subsidiary

TABLE OF CONTENTS

	Page No.
ACCOUNTANTS' REVIEW REPORT	1
FINANCIAL STATEMENTS (UNAUDITED):	
Balance Sheets	2
Statements of Income	3
Statements of Changes in Stockholders' Deficit	4
Statements of Cash Flows	5
Notes to (Unaudited) Financial Statements	6-23



805 Third Ave, 9th Floor
New York, New York 10022
Tel. 212-838-5100
Fax. 212-838-2676
e-mail:info@sherbcpa.com

Offices in New York and Florida

SHERB & CO., LLP

Certified Public Accountants

Independent Accountants' Report

To the Board of Directors and Shareholders of
GoIP Global, Inc.
New York, New York

We have reviewed the accompanying consolidated balance sheet of GoIP Global, Inc. and subsidiary as of March 31, 2010, and the related statements of operations, changes in stockholders' deficit and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management GoIP Global, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Sherb & Co. LLP

Sherb & Co., LLP
Certified Public Accountants
New York, New York
June 22, 2010

GOIP GLOBAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET

ASSETS

		March 31, 2010 (Unaudited)
CURRENT ASSETS		
Cash	$	19,134
Other receivable - related party		16,043
Marketable security		72,000
Total Current Assets		**107,177**
Property, and equipment, net		94,481
Prepaid expenses		1,975
Patent costs		22,750
TOTAL ASSETS	**$**	**226,383**

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable	$	92,390
Loans payable		174,357
Due to officer		186,138
Accrued expenses		216,065
Short term convertible debt, net of debt discount of $1,026		96,473
Derivative liability		131,082
Total Liabilities		**896,505**
STOCKHOLDERS' DEFICIT		
Preferred stock, $.001 par value; Authorized 10,000000 shares;		
Series A 100,000 shares issued and outstanding		100
Series B 100,000 shares issued and outstanding		100
Series C 500,000 shares issued and outstanding		500
Common stock, $.001 par value; Authorized 2,400,000,000 shares; 1,574,472,445 issued and 1,509,227,371 outstanding		1,509,227
Additional Paid in Capital		8,433,818
Other comprehensive Income		6,575
Accumulated deficit		(10,688,725)
Total GOIP Global, Inc. Stockholders' Deficit		**(738,405)**
Noncontrolling interests		68,283
Total Stockholders' Deficit		**(670,122)**
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**$**	**226,383**

See accompanying notes and accountants' review report.

GOIP GLOBAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS

	For the Six Months Ended March 31, 2010 (Unaudited)
REVENUES	
Sales	$ -
Gross Profit	-
OPERATING EXPENSES:	
Professional and Consulting	241,152
Selling, General and Administrative	197,717
Operating Loss	**438,869**
Net loss before other income (expense)	**(438,869)**
OTHER INCOME (EXPENSE)	
Interest expense paid in stock	(457,429)
Interest expense - loan	(13,083)
Interest expense as a result of change in conversion terms	(202,027)
Derivative expense	(194,981)
Amortization of debt discount	(114,813)
Interest income	758
Gain from debt forgiveness	1,284
Total other expense	**(980,291)**
NET LOSS	**(1,419,160)**
Net loss attributable to noncontrolling interest	31,718
Net loss attributable to GoIP Global, Inc. common stockholders	**$ (1,387,442)**
Basic and diluted loss per common share	**$ (0.00)**
Weighted average number of shares outstanding- basic and diluted	571,127,097

See accompanying notes and accountants' review report.

GOIP GLOBAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
PERIOD ENDED MARCH 31, 2010
UNAUDITED

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock						
	Shares	Par value $0.001 Amount	Shares	Par value $0.001 Amount	Shares	Par value $0.001 Amount	Shares	Par value $0.001 Amount	Paid in Capital	Other Comprehensive Income	Accumulated Deficit	Minority Interest	Total Stockholders' Deficit
Balance, September 30, 2009	25,000	$ 25	-	$ -	500,000	$ 500	293,965,930	$ 293,966	$ 7,364,773	$ -	$ (9,301,282)	$ -	$ (1,642,018)
Conversion of Common Stock to Preferred	75,000	75	100,000	100.00	-	-	(27,500,000)	(27,500)	27,325	-	-	-	-
Common Stock Issued for Cash	-	-	-	-	-	-	548,434,148	548,433	(55,108)	-	-	-	493,325
Common Stock Issued for Services	-	-	-	-	-	-	10,000,000	10,000	-	-	-	-	10,000
Common Stock Issued to Retire Debt	-	-	-	-	-	-	211,568,739	211,569	470,029	-	-	-	681,598
Common Stock Issued for conversion of convertible notes payable	-	-	-	-	-	-	472,758,554	472,759	(106,900)	-	-	-	365,859
Cost of reduction of conversion price	-	-	-	-	-	-	-	-	202,027	-	-	-	202,027
Write off of Derivative Liability as a result of conversion	-	-	-	-	-	-	-	-	459,029	-	-	-	459,029
Beneficial Conversion Feature of Convertible Debt	-	-	-	-	-	-	-	-	72,643	-	-	-	72,643
Unrealized on marketable security	-	-	-	-	-	-	-	-	-	6,575	-	-	6,575
Noncontrolling interest capital contribution	-	-	-	-	-	-	-	-	-	-	-	100,000	100,000
Net (Loss)	-	-	-	-	-	-	-	-	-	-	(1,387,443)	(31,717)	(1,419,160)
Balance, March 31, 2010	100,000	$ 100	100,000	$ 100	500,000	$ 500	1,509,227,371	1,509,227	8,433,818	$ 6,575	$ (10,688,725)	$ 68,283	$ (670,122)

See accompanying notes and accountants' review report.

GOIP GLOBAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Six Months Ended March 31, 2010 (Unaudited)
Cash Flows From Operating Activities:	
Net Loss	$ (1,419,160)
Adjustments to Net Loss:	
Depreciation & amortization	8,932
Common stock issued for services	10,000
Increase in fair value of derivative liability	194,981
Amortization of debt discount	114,813
Cost of reduction of conversion price	202,027
Gain on debt forgiveness	(1,284)
Common stock issued for interest	457,429
Adjustments to Reconcile Net Loss to Changes in Assets and Liabilities:	
Other asset	(22,750)
Prepaid expenses	(1,975)
Related party receivable	(16,043)
Officer loans	(145,093)
Accrued expenses	(8,311)
Accounts payable	(40,769)
Net Cash Used in Operating Activities	(667,203)
Cash Flows From Investing Activities:	
Purchases of equipment and software	(103,413)
Cash used in acquisition of investment	(30,367)
Net Cash used in Investing Activities	(133,780)
Cash Flows From Financing Activities:	
Proceeds from the sale of common stock	493,325
Proceeds from issuance of debt	194,500
Payments of convertible loans payable	(10,000)
Payments of loans payable	(18,500)
Capital contribition from minority interest owners	100,000
Net Cash Provided by Financing Activities	759,325
Net Change in Cash	(41,658)
Cash and Cash Equivalents - Beginning	60,792
Cash and Cash Equivalents - Ending	$ 19,134
Supplemental Cash Flow Disclosures:	
Taxes	$ -
Interest	$ -
Non-Cash Investing and Financing Activities:	
Conversion of notes payable to common stock	$ 365,859
Conversion of debt to common stock	$ 224,169
Beneficial conversion feature of convertible debt	$ 72,643
Write off of Derivative liability as a result of debt conversion	$ 459,029

See accompanying notes and accountants' review report.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Nature of Business

GoIP Global, Inc. ("GoIP or the "Company") was incorporated on May 8, 2003 as E Education Network, Inc. under the laws of the State of Nevada. On August 10, 2005, the Company's name was changed to GoIP Global, Inc.

In July 2005, E Education Network, Inc. (EEN) merged with GoIP Global, Inc. (GOIP) pursuant to an Agreement to Exchange Stock dated July 15, 2005 by and between the parties. (the "Merger Agreement"). Under terms of the Merger Agreement, GoIP exchanged all of its issued and outstanding shares for 10,000,000 shares of the Company. After the merger, the Company owned 50% of the outstanding common stock of the combined entity and became the surviving corporation to the merger. The merger has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of GoIP to which GoIP is treated as the continuing entity.

On August 10, 2005, the Company amended its articles of incorporation to change the name of the Company to GoIP Global, Inc.

In June 2007 GoIP Florida, Inc. was incorporated as a fully owned subsidiary to handle the back office implementation and administration for GoIP's business. This subsidiary was closed and all operations discontinued in December 2008.

In September 2009 the Company completed its acquisition of EE Global, Inc a Canadian Company with holdings in Canada and China, valued at $35,058. As disclosed in Note 4, this Company was sold in December 2009.

GoIP Global offers a range of mobile media services, solutions and tools for brands, agencies, content providers, online portals, entertainment and media companies. GoIP has both creative experience and the technical knowledge to connect mobile marketers with their audiences by means of interactive campaigns and mobile content distribution. GoIP Global offers brand and content customers great flexibility in creating mobile marketing campaigns and applications.

In October 2009, GoIP Global, Inc. became the founder and shareholder of Go800, LLC. As of March 31, 2010 the Company invested approximately $83,000 in Go800, LLC and has a 45% interest in the company. Mr. Isaac H. Sutton, the Company's CEO, is also a beneficial shareholder of 45% and has invested $100,000 in this new subsidiary.

Go800 has developed a new patent pending text messaging service that enables advertisers to incorporate a text prompt in their advertisements, prompting consumers to contact them through a text message rather than calling a 1-800 toll free number. Known as "keyword navigation" for mobile devices, Go800's patent-pending technology enables consumers to directly connect to brands via the Go800 short code (46800) without the need to research phone numbers. For example, if you want United Airlines, text "United Air" to 46800, connect with an operator and check the status of your flight. Text "Pizza" and you may get you Ray's pizza down the block, depending on your area code.

The Company's year end is September 30.

The foregoing unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles in the United States of America for complete financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the accompanying financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a working capital deficiency of $789,328 and has an accumulated deficit of $10,682,150 at March 31, 2010. Additionally, for the six month period ended March 31, 2010, the Company used cash in operations of $667,203. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's efforts have been directed towards the development and implementation of a plan to generate sufficient revenues to cover all of its present and future costs and expenses.

Management is taking steps to address this situation. The Company is in the process of raising and capital and or debit, implementing its business plan and expects to generate sufficient revenue by the third quarter of 2010 to be positive cash flow. Management expects operations to generate negative cash flow at least through July 2010 and the Company does not have existing capital resources or credit lines available that are sufficient to fund operations and capital requirements are presently planned over the next twelve months.

The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that the actions presently being taken to further implement its business plan and generate additional revenues provide the opportunity for the Company to continue as a going concern. Management intends to attempt to raise additional funds by way of a public or private offering. While the Company believes in its ability to raise additional funds, there can be no assurances to that effect.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The accompanying financial statements have been prepared, in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt with original maturities of three months or less to be cash equivalents.

Marketable Securities Available for Sale

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable securities as available-for-sale. The Company may or may not hold securities with stated maturities greater than 12 months until maturity. After consideration of its risk versus reward objectives, as well as its liquidity requirements, the Company may sell these securities prior to their stated maturities. As the Company views these securities as available to support current operations, it classifies securities with maturities beyond 12 months as current assets under the caption marketable securities in the accompanying Consolidated Balance Sheet.

The Company carries these securities at fair value, and reports the unrealized gains and losses, net of taxes, as a component of stockholders' deficit, except for unrealized losses determined to be other than temporary which are recorded in the Consolidated Statement of Operations. The Company determines any realized gains or losses on the sale of marketable securities on a specific identification method, and records such gains and losses in the Consolidated Statement of Operations.

Property and equipment

Property and equipment consist of computer equipment and purchased software. Property and equipment are reported at cost, net of accumulated depreciation and amortization. Depreciation and amortization are determined by use of the straight-line method. Computer equipment is depreciated over the estimated useful lives of the assets generally three years. Software is amortized over the estimated useful lives of the assets, which are generally three years. Maintenance and repair costs are expensed as incurred.

Related party transactions

At March 31, 2010 the Company's consolidated balance sheet reflects a related party receivable of $16,043 and a payable to an officer amounting to $186,138. These related party transactions are discussed in further detail in Note 6 – Related party transactions.

Reverse stock split

All references to the Company's outstanding shares, and options, have been adjusted to give effect to the 1 for 200 reverse stock split effective March 27, 2008.

Derivative Liabilities

The Company accounts for its embedded conversion features in its convertible debentures in accordance FASB ASC 815-10 (Prior authoritative literature: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires a periodic valuation of their fair value and a corresponding recognition of liabilities associated with such derivatives, and FASB ASC 815-40 Section 05, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. The recognition of derivative liabilities related to the issuance of convertible debt is applied first to the proceeds of such issuance as a debt discount, at the date of issuance, and the excess of derivative liabilities over the proceeds is recognized as "Loss on Valuation of Derivative" in other expense in the accompanying financial statements. Any subsequent increase or decrease in the fair value of the derivative liabilities is recognized as "Other expense" or "Other income", respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets and liabilities, such as cash, other receivable, accounts payable and accrued expenses, approximate their fair values because of the short maturity of these instruments. The Company's notes payable approximates the fair value of such instrument based upon management's best estimate of interest rates that would be available to the Company for similar financial arrangement at March 31, 2010.

The Company revalues its derivative liability at every reporting period and recognizes gains or losses in the consolidated statement of operations that are attributable to the change in the fair value of the derivative liability.

Revenue Recognition

The Company recognizes revenues when the related services are performed. For the six months ended March 31, 2010, the Company realized $-0- for services rendered.

Convertible Debentures

In accordance with guidance in accounting for convertible securities with beneficial conversion features or contingently adjustable conversion ratios, the Company recognized an imbedded beneficial conversion feature present in the convertible debentures. The Company allocated a portion of the proceeds equal to the intrinsic value of that feature to derivative liability in accordance with the guidance in ASC 815 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". The debt discount attributed to the beneficial conversion feature is amortized over the convertible debenture's maturity period as interest expense using the effective yield method.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management does not believe the Company has met the "more likely than not" standard to allow recognition of such an asset.

Non controlling interest

Non controlling interest in the Company's subsidiary is recorded in accordance with the provisions of ASC 810, "Consolidation", and is reported as a component of our equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non controlling interests are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

Under generally accepted accounting principles when losses applicable to the non controlling interest in a subsidiary exceed the non controlling interest in the equity capital of the subsidiary, the excess is not charged to the majority interest since there is no obligation of the non controlling interest to make good on such losses. We, therefore, absorbed all losses applicable to a non controlling interest where applicable. If future earnings do materialize, we shall be credited to the extent of such losses previously absorbed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation ("ASC 718") for all the stock awards granted. Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. See Note 8 for further information regarding the Company's stock-based compensation assumptions and expenses. The Company elected to use the straight-line single option method.

The Company has elected to use the Black-Scholes option-pricing model to estimate the fair value of its options, which incorporates various subjective assumptions including volatility, risk-free interest rate, expected life, and dividend yield to calculate the fair value of stock option awards.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income (loss) available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings (loss) per common share is computed by dividing net income (loss) by the sum of (a) the basic weighted average number of shares of common stock outstanding during the period and (b) additional shares that would have been issued and potentially dilutive securities.

For the period ended March 31, 2010 the diluted net loss per share is equivalent to the basic net loss per share because the Company experienced losses in these years and thus no potential common shares underlying stock options, or convertible debentures stock have been included in the net loss per share calculation. Options to purchase 25,000 (post reverse stock split) shares of common stock, and approximately 14,500,000 shares of common stock related to convertible debentures, have been omitted from the loss per share calculation as their effect is anti-dilutive.

The average number of common shares outstanding for the period ended March 31, 2010 has been retroactively adjusted for the reverse stock split effective in March 27, 2008.

Recently Issued Accounting Pronouncements

In February 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-08—Technical Corrections to Various Topics. This update's purpose is to eliminate GAAP inconsistencies, update outdated provisions, and provide needed clarifications. The adoption of ASU No. 2010-08 will not have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

NOTE 3 – PROPERTY and EQUIPMENT

Property and equipment consist of computer equipment and purchased software. The following table reflects the components of property and equipment as of March 31, 2010:

Computer equipment	$	11,923
Software		91,490
Total cost		103,413
Less: accumulated depreciation and amortization		(8,931)
Property and equipment, net	$	94,482

Depreciation and amortization expense was $8,931 for the six months ended March 31, 2010.

NOTE 4 –MARKETABLE SECURITIES

In September 2009 the Company entered into a Share Exchange Agreement with a Canadian Company to acquire 100% of their outstanding shares for 130,000,000 of the Company's common shares, and $35,058 in cash. During the six months ended March 31, 2010 the Company made an additional investment of $30,367.

In February 2010 the Company was refunded the 130,000,000 shares.

In December 2009 the Company sold this investment, and as consideration received 1.2 billion shares of the purchaser's common stock. Based on the Company's evaluation the value of this investment as of March 31, 2010 amounted to $72,000.

The following table summarizes unrealized gains and losses related to our investments in marketable securities designated as available-for-sale (in thousands):

	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable Securities	$ 65,425	$ 6,575	$ -0-	$ 72,000

NOTE 5 –FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted FASB ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company's financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The Company uses fair value measurements to record certain assets at fair value on a recurring basis. Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or market value accounting or write-downs of individual assets of liabilities.

The Company did not have any Level 1 or Level 3 assets at March 31, 2010.

The only assets of the Company recorded at fair value on a recurring basis at March 31, 2010 were securities available for sale which are considered Level 2 assets.

As required by FASB ASC 820, assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company's derivative financial instruments which are required to be measured at fair value on a recurring basis under FASB ASC 815 as of March 31, 2010 are measured at fair value using Level 3 inputs. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at March 31, 2010 consistent with the fair value hierarchy provisions of FASB ASC Topic 820:

	Total As of March 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable I nputs Inputs (Level 3)
Assets				
Marketable securities	$ 72,000	$ -0-	$ 72,000	$ -0-
Liabilities				
Derivative Liability	$ 131,082	$ -0-	$ -0-	$ 131,082

NOTE 6 –RELATED PARTY TRANSACTIONS

Sutton Global Associates, Inc. is a company controlled by the Company's officer and has 45% ownership interest in the Company's subsidiary G0800. As of March 31, 2010 the Sutton Global associates is indebted to the Company for $16,043.

As of March 31, 2010, the Company owed its CEO $186,138 related to advances made to the Company for working capital purposes. The amounts due to officer are non-interest bearing and are payable on demand. During the six months ended March 31, 2010 the Company issued 170,000,000 shares of common stock with a total value of $652,000 to an officer of the Company in which $182,600 was for repayment of debt and $469,900 was expensed.

NOTE 7 –PATENT COSTS

Patent costs consist of legal expenses incurred in preparation of patent application and amount to $22,750 as of March 31, 2010. The patents are currently pending and therefore capitalized. Upon the granting of the related patent, the Company will amortize the costs using the straight-line method over the shorter of their legal or economic useful lives.

NOTE 8– LOANS PAYABLE

The Company has borrowed funds from affiliated companies and or shareholders on an informal basis. All monies are due on demand and do not bear interest. As of March 31, 2010 the Company owed $100,000. As of the date of the filing of this report, the Company has repaid $5,000 to those affiliated companies.

In March 2009, the Company entered into a settlement agreement with an investor where the Company agreed to repay the principal amount of $38,000 related to the loss sustained arising from the offer and sale of the Company's common stock. This loan bears and interest of 6% per annum and is payable in 38 monthly installments. As of March 31, 2010, a total of $38,000 principal was outstanding. As of the date of the filing of this report, the Company has paid the balance in full.

In May 2008, the Company entered into a one year loan arrangement with a consultant in the amount of approximately $146,000 related to a balance due for services rendered. This loan bears and interest of 2% per annum. The loan matured in May 30, 2009, at which time, the Company was in default on the balance of the note. For the six months ended March 31, 2010 the Company made payments of $8,500 in cash and issued 41,568,739 shares of common stock valued at $41,569 against this loan. The balance of the loan as of March 31, 2010 amounted to approximately, $11,350. As of the date of the filing of this report, the Company has paid the balance in full.

NOTE 9 – DERIVATIVE LIABILITY

The derivative liability as of March 31, 2010 arose out of the embedded conversion feature included in the convertible debenture agreements that the Company entered into in the fiscal years ended September 30, 2008 and 2009 and in the six months ended March 31, 2010. The Company determined that, based on the guidance in "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock", the Company was prohibited from concluding that it would have a sufficient number of authorized and unissued shares because the conversion of the convertible debentures could have resulted in the issuance of an indeterminable number of common shares as they were convertible at a discount from the market price.

The variable conversion features are considered to be embedded derivatives. The fair value of the embedded derivative is recorded to derivative liability. This liability is required to be marked each reporting period. The resulting discount on the debt is amortized to interest expense over the life of the related debt.

In accordance with this guidance, the Company initially estimated the fair value of these instruments to be $487,950 in fiscal 2008, $109,162 in fiscal 2009 and $169,500 in the six month period ended March 31, 2010, and established a derivative instrument liability in that amount and recording an expense in the respective period.

The Company recorded a loss on derivative instrument of $194,981 as of March 31, 2010, for the change in the fair market value of the derivative liability. In addition, due to the conversion of a portion of the debt balance in the six months ended March 31, 2010, the Company reduced the value of the liability by $459,029 and recorded an increase in additional paid in capital in that amount related to the value of the converted portion on the date of conversion.

As of March 31, 2010, the estimated fair value of this derivative liability was $131,083.

NOTE 10 – CONVERTIBLE PROMISSORY NOTES

During the fiscal year ended September 30, 2008, the Company issued promissory notes to accredited investors in settlement of claims and in exchange for the return of 41,045 shares (retroactively adjusted to reflect "Reverse Stock Split") of the Company's common stock.

These notes have maturity dates ranging from a period of three months to twenty four months, bear interest at a rate ranging from 5% to 9% per annum, payable at the end of the term. The principal amounts of the notes are convertible into the Company's common stock by the holder, at any time after July 1, 2008 and prior to the repayment of the principal, at the lesser of $.25 per share maximum conversion price or 70% of the average closing bid price for common stock on the ten trading days immediately prior to notice of conversion. As a result of the issuance of these convertible notes at a discount where the convertible common shares were not determinable, the Company, in accordance with the guidance in "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock", recorded a derivative liability (see Note 8). Additionally, the Company recorded a debt discount of $150,511 with a corresponding credit to additional paid in capital. The discount was accreted over the term of the notes using the straight line method.

For the six months ended March 31, 2010 the Company recorded amortization expense amounting to $26,099. As of March 31, 2010, the balance of these notes amounted to $96,474 (net of discount of $1,026).

During the six months ended March 31, 2010, the Company repaid $10,000 of principal in cash and issued 139,817,162 shares of restricted common stock for converting $166,359 of principal. As of March 31, 2010 a total of $97,500 principal and accrued interest totaling approximately $30,275 of these promissory notes were outstanding, of which, approximately $45,000 of principal and interest was in default. Subsequent to March 31, 2010 and as of the date of the filing of this report, the Company has paid $82,500 against the balance of these loans.

During the fiscal year ended September 30, 2009, the Company issued promissory notes to accredited investors in accordance with a Security Sale Agreement dated December 24, 2008. These notes have maturity dates ranging from a period of one year to two years, bear interest at a rate of 8% per annum, payable at the end of the term. The principal amounts of the notes are convertible into the Company's common stock by the holder, at any time prior to the repayment of the principal, at 70% of the lowest closing bid price for common stock on the three trading days immediately prior to notice of conversion. As a result of the issuance of these convertible notes at a discount where the convertible common shares were not determinable, the Company, in accordance with the guidance in "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock", recorded a derivative liability (see Note 8). Additionally, the Company recorded a debt discount of $43,524 with a corresponding credit to additional paid in capital. The discount is accreted over the term of the notes using the straight line method.

For the six months ended March 31, 2010 the Company recorded amortization expense amounting to $16,071. As of March 31, 2010, the balance of these notes amounted to $-0-.

During the six months ended March 31, 2010, the Company issued 21,810,057 shares of restricted common stock for converting $30,000 of principal. As of March 31, 2010 these loans were all paid in full.

During the six months ended March 31, 2010, the Company issued promissory notes to accredited investors in accordance with a Security Sale Agreement dated October 23, 2009 and January 18, 2010 maturing in eighteen months, bear interest at a rate of 8% per annum, payable at the end of the term. The Company received a total of $ 169,500 in proceeds in relation to theses loans. The principal amounts of the notes are convertible into the Company's common stock by the holder, at any time prior to the repayment of the principal, at 70% of the lowest closing bid price for common stock on the three trading days immediately prior to notice of conversion. As a result of the issuance of these convertible notes at a discount where the convertible common shares were not determinable, the Company, in accordance with the guidance in "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock", recorded a derivative liability (see Note 8). Additionally, the Company recorded a debt discount of $72,643 with a corresponding credit to additional paid in capital. The discount is accreted over the term of the notes using the straight line method.

For the six months ended March 31, 2010, the Company recorded amortization expense amounting to $72,643. As of March 31, 2010, the net balance of these notes amounted to $-0- .

During the six months ended March 31, 2010, the Company issued 311,131,325 shares of restricted common stock for converting $169,500 of principal. As of March 31, 2010 these loans were all paid in full.

During the six months ended March 31, 2010 a total of 472,758,554 shares were issued for conversion of convertible notes payable amounting to $365,859. These loans were converted at a lower conversion price than originally calculated in accordance with the debenture agreement, and as a result the Company accounted for the modification of the debt pursuant to the guidance in ASC 470 "Debtor's Accounting for a Modification or Exchange of Debt Instruments", and recognized a loss on the modification of $202,027 and a corresponding charge to additional paid in capital.

NOTE 11 – STOCK BASED COMPENSATION

The Company accounts for stock-based compensation under ASC 718. These standards define a fair value based method of accounting for stock-based compensation. In accordance with this guidance, the cost of stock-based compensation is measured at the grant date based on the value of the award and is recognized over the vesting period. The value of the stock-based award is determined using the Black-Scholes option-pricing model, whereby compensation cost is the excess of the fair value of the award as determined by the pricing model at the grant date or other measurement date over the amount that must be paid to acquire the stock. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period. During the year ended September 30, 2009 and 2008, the Company had not recognized any stock based compensation expense.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has not adjusted the expense by estimated forfeitures for employee options, since the forfeiture rate based upon historical data was determined to be immaterial.

In 2006, the Company had awarded, the Company's CEO, in accordance with an Employment Agreement, 25,000 Shares of Common Stock at an option price of $200 per share. The options are fully vested and expire December 31, 2011. There have been no other stock option grants since then. These options to purchase the Company's common stock reflect the reverse stock split effective March 2008.

NOTE 12– EQUITY

Common Stock

Reverse stock split:
In March 2008, a majority of the Company's stockholders unanimously approved and ratified a 1 for 200 reverse stock split (the "Reverse Split") of the Company's common stock. The Reverse Split became effective on March 27, 2008 after the Company sent an Information Statement to all of its stockholders. Each stockholder entitled to a fractional share as a result of the reverse stock split, received a full share in lieu of any such fractional share. Accordingly, all of the references to share and per share data for the years presented in the accompanying financial statements and these notes to the financial statements have been retroactively restated to reflect the reverse stock split.

In January 2010 the Company amended its articles of incorporation increasing its authorized shares of common stock from 988,000,000 to 2,400,000,000. As of March 31, 2010, there were 1,574,472,445 shares issued and 1,509,227,371 shares outstanding. The par value of the Company's common stock is $.001 per share.

For the six months ended March 31, 2010 the Company had the following common stock transactions:

- The Company's officer converted 27,500,000 shares of common stock to 75,000 shares of Series A Preferred and 100,000 shares of Series B Preferred. The common stock conversion to preferred stock had no benefit upon conversion since the common stock and preferred stock were of equal value.

- The Company sold 548,434,148 shares of common stock to eight (3) Shareholders for consideration of $493,325 pursuant to Federal and State Exemptions from Registration.

- The Company issued 170,000,000 shares of common stock with a total value of $652,500 to an officer of the Company in which $182,600 was for repayment of debt and $469,900 was expensed.

- The Company issued 41,568,739 shares of common stock with a total value of $29,098 to consultant of the Company in which $41,569 was for repayment of a note payable and $12,471 was recorded as interest income.

- The Company issued 10,000,000 shares of common stock with a total value of $10,000 for services rendered.

- The Company issued 472,758,554 shares of common stock with a total value of $365,859 to noteholders of the Company for repayment of the principal portion of convertible debt.

Preferred Stock

The Company has 10,000,000 Shares of Preferred Stock Authorized. As of March 31, 2010 the Company allocated 100,000 Shares for Series A Preferred, 100,000 Shares for Series B Preferred and 500,000 Shares for Preferred Series C. As of March 31, 2010, there were 100,000 Series A, 100,000 Series B and 500,000 Series C preferred shares issued and outstanding. The par value of the Company's preferred stock is $.001 per share.

Series A – As of March 31, 2010 there are 100,000 shares issued and outstanding to the Company's officer and CEO. The Series A Preferred has the following designations:

- Convertible at option of holder.
- 1 preferred share is convertible to 100 common shares.
- In the event of reorganization this Class of Preferred will not be affected by any such capital reorganization.
- Voting: The holder of this Series of Preferred shall be entitled to elect the majority of the members of the Board of Directors.

Series B – As of March 31, 2010 there are 100,000 shares issued and outstanding to the Company's officer and CEO. The Series B Preferred has the following designations:

- Convertible at option of holder.
- 1 preferred share is convertible to 200 common shares.

Series C – As of March 31, 2010 there are 500,000 shares issued and outstanding to the Company's officer and CEO. The Series C preferred has the following designations:

- Convertible at option of holder.
- 1 preferred share is convertible to 10 common shares.
- In the event of reorganization this Class of preferred will not be affected by any such capital reorganization.
- Voting: The holder of this Series of preferred shall be entitled to vote 1 Preferred Shares for 5,000 votes.

Escrow Agreement

In accordance with the terms of the Debenture and Securities Sale Agreement dated December 24, 2008, the Company entered into an Escrow Agreement with a purchaser, pursuant to which the Company has contracted to issue and deposit shares of it common stock to be held and administered by the escrow agent in order to secure certain obligations of the Company ('the Seller") under the Debenture and Sale Agreement. In accordance with the escrow agreement the share of common stock are to be released to the note holders upon conversion of the Company's debentures.

As of March 31, 2010 approximately, 65,245,000 shares were held in escrow.

NOTE 13 - INCOME TAXES

The tax effect of the temporary differences that give rise to deferred tax assets are presented below:

		March 31, 2010
Deferred Tax Assets:		
Net Operating Losses	$	1,350,000
Option Expense		1,502,000
Valuation Allowances		(2,852,000)
Net Deferred Tax Asset	$	-

At March 31, 2010 a 100% valuation allowance was recorded to reduce the Company's net deferred tax asset to $-0-. The Company could not determine that it was more likely than not that the deferred tax asset resulting from net operating loss carryforwards would be realized.

The Company has generated net operating loss carryforwards aggregating approximately $3,462,269 at March 31, 2010 for federal and state income tax purposes. These carryforwards are available to offset future taxable income and expire at various dates through 2011.

A reconciliation of the difference between the expected tax rate using the statutory federal tax rate (34%) and the Company's effective tax rate is as follows:

		March 31, 2010
U.S federal income tax (benefit) at statutory rate	$	(483,000)
State income tax (benefit), net of federal income tax benefit		(71,000)
Stock based compensation		4,000
Derivative (income) expense		76,000
Interest resulting from change in conversion terms		79,000
Interest paid in common stock		178,000
Beneficial conversion feature		45,000
Increase in valuation allowance		172,000
Effective tax rate	$	-

NOTE 14 –COMMITMENTS AND CONTINGENCIES

In March 2006, the Company entered into an employment agreement with the Company's CEO, Isaac H. Sutton, commencing on April 1, 2006 and expiring on December 31, 2011. The employment agreement provides for an annual salary of $240,000 together with annual increases of at least 10% per annum. In addition, Mr. Sutton shall receive as additional compensation .75% of the Company's gross revenues in excess of $20,000,000. The employment agreement provides that Mr. Sutton is eligible to receive incentive bonus compensation, at the discretion of the board of directors. The employment agreement provides for termination based on death, disability or other termination and for severance payments upon termination. The severance payments range from the compensation payable pursuant to the agreement or up to two times the annual compensation over sixty months in the event that Mr. Sutton is terminated in the event of a change in control as described in the agreement. Pursuant to the employment agreement Mr. Sutton was granted the option to purchase up to 25,000 shares of common stock at an exercise of $200 per share, exercisable up to one year after the expiration of the employment agreement.

NOTE 15 - SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date, as of March 31, 2010, through June 22, 2010 the date on which the financial statements were available to be issued.

Subsequent to March 31, 2010 as of the date of the filing of this report:

- the Company issued 35,000,000 shares of restricted common stock to 4 consultants for services rendered.
- the Company issued 159,468,475 shares of stock related to the conversion of $401,680 in debt.
- the Company sold 9,000,000 shares for $147,000 in two private stock sales.

EXHIBIT 2.1

SECRETARY OF STATE


THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **E EDUCATION NETWORK, INC.** did on **May 8, 2003** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on **May 12, 2003.**


THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

Dean Heller

DEAN HELLER
Secretary of State

By Damienne C. Smelt

Certification Clerk

EXHIBIT 2.2

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

Certified Copy

August 10, 2005

Job Number: C20050810-0783
Reference Number: 00000322104-72
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20050311562-05	Amendment	1 Pages/1 Copies


THE GREAT SEAL OF THE STATE OF
NEVADA

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
C11086-2003
Document Number:
20050311562-05

Date Filed:
8/10/2005 8:11:33 AM
In the office of

Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SP

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
E Education Network, Inc.

2 The articles have been amended as follows (provide article numbers, if available):

Article First

The name of the Corporation shall be GoIP Global, Inc.

3 The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 65%

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): ______________________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

EXHIBIT 2.3

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

Certified Copy

December 27, 2006

Job Number: C20061221-0268
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20060817658-93	Amendment	6 Pages/1 Copies



Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #:
C11086-2003
Document Number:
20060817658-93
Date Filed:
12/19/2006 8:48:50 AM
In the office of
Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
GoIP Global, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE IV:

Designation of Series A Preferred Stock. The company's articles of incorporation allow the issuance of 1,000,000 Preferred Shares of Stock at $0.001 Par Value. On November 22, 2006 the Company approved the creation of 100,000 Series A Preferred as per attached Certificate of Designation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 100%

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): CEO.

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

EXHIBIT 2.4

STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

January 4, 2008

Job Number: C20080104-2033
Reference Number: 00001673732-19
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20080006709-62	Amendment	1 Pages/1 Copies



Respectfully,

ROSS MILLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)



Filed in the office of Ross Miller, Secretary of State, State of Nevada

Document Number 20080006709-62

Filing Date and Time 01/04/2008 3:27 PM

Entity Number C11086-2003

USE BLACK INK ONLY - DO NOT HIGHLIGHT ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

GolF Global, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Authorized Shares are 501,000,000, Five Hundred One Million Shares at $.001 Par Value Per Share. 500,000,000 Five Hundred Million are Designated as Common; 1,000,000 are Designated as Preferred of which 100,000, One Hundred Thousand Shares are Designated as Series A Stock at $.001 Per Share, and 100,000 are Designated as Series B Stock at $.001 Per Share. See Attached Designation Sheets For Detailed Description.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 52%

4. Effective date of filing (optional): 12/28/07
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X



*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT 2.5

STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

September 2, 2009

Job Number: C20090902-1457
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20090660844-89	Amended & Restated Articles	29 Pages/1 Copies



Respectfully,



ROSS MILLER
Secretary of State

Certified By: Robert Sandberg
Certificate Number: C20090902-1457
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate to Accompany Restated Articles or Amended and Restated Articles
(PURSUANT TO NRS)

Filed in the office of	Document Number 20090660844-89
[signature]	Filing Date and Time 09/02/2009 11:22 AM
Ross Miller Secretary of State State of Nevada	Entity Number C11086-2003

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

Goip Global, Inc.

2. The articles are being ☐ **Restated** or ☒ **Amended and Restated** (check only one). Please entitle your attached articles **"Restated"** or **"Amended and Restated,"** accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

- ☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on [ ] The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
- ☐ The entity name has been amended.
- ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)
- ☐ The purpose of the entity has been amended.
- ☒ The authorized shares have been amended.
- ☐ The directors, managers or general partners have been amended.
- ☐ IRS tax language has been added.
- ☒ Articles have been added.
- ☒ Articles have been deleted.
- ☒ Other. The articles or certificate have been amended as follows (provide article numbers, if available):

The authorized shares of Common Stock are hereby raised from Five Hundred Million Shares with a par value of $0.001 per share to Nine Hundred and Eighty Eight Million Shares with a par value of $0.001 per share. SEE ATTACHED.

* This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Goip Global, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The Articles have been amended as follows:
The former Articles are hereby revoked and the new, amended and restated Articles of Incorporation are attached hereto and incorporated by reference. The authorized shares of Common Stock are hereby raised from Five Hundred Million Shares with a par value of $0.001 per share to Nine Hundred and Eighty Eight Million Shares with a par value of $0.001per share. The authorized shares of Preferred Stock are hereby raised from One Million Shares with a par value of $0.001 per share to Ten Million Shares with a par value of $0.001 per share to Ten Million Shares with a par value of $0.001 per share. SEE ATTACHED.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 51.5%

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer ISAAC H. SUTTON, CEO

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Certificate of Amendment

Pursuant to N.R.S. Section 78.385 and 78.390

The undersigned corporation adopts the following Articles of Amendment and Restatement to its Articles of Incorporation

1. The name of the Corporation is GoIP Global, Inc.

The Articles have been amended as follows:

The former Articles are hereby revoked and the new, amended and restated Articles of Incorporation are attached hereto and incorporated by reference.

The authorized shares of Common Stock are hereby raised from Five Hundred Million Shares with a par value of $0.001 per share to Nine Hundred and Eighty Eight Million Shares with a par value of $0.001per share.

The authorized shares of Preferred Stock are hereby raised from One Million Shares with a par value of $0.001 per share to Ten Million Shares with a par value of $0.001per share.

Various other provisions have been added and amended as set forth in the attached Articles of Incorporation.

2. The vote by which the stockholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power have voted in favor of the amendment is:

The vote was taken by unanimous written resolution of the Board of Directors and by written resolution of the shareholders:

	Total Number of Shares Entitled to Vote	**Number of Shares Voting**	**Affirmative Votes**
Common Stock	162,116,922	83,388,190	51.5%
Preferred Stock	0	0	0

3. The effective date of filing is the date of filing.

4. Signature:


0D976317D307437
Isaac H Sutton
DocuSigned By: Isaac H Sutton

Isaac H. Sutton
President

Dated: August 24, 2009

GoIP Global, Inc.

Amended and Restated Articles of Incorporation

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
GoIP Global, Inc.

KNOW ALL MEN BY THESE PRESENTS: That the undersigned incorporator being a natural person of the age of twenty-one years or more and desiring to form a body corporate under the laws of the State of Nevada does hereby sign, verify and deliver in duplicate to the Secretary of State of the State of Nevada, these Articles of Incorporation:

ARTICLE I
NAME

The name of the Corporation shall be: GoIP Global, Inc.

ARTICLE II
PERIOD OF DURATION

The Corporation shall exist in perpetuity, from and after the date of filing these Articles of Incorporation with the Secretary of State of the State of Nevada unless dissolved according to law.

ARTICLE III
PURPOSES AND POWERS

1. Purposes. Except as restricted by these Articles of Incorporation, the Corporation is organized for the purpose of transacting all lawful business for which corporations may be incorporated pursuant to the Nevada Business Corporation Act.

2. General Powers. Except as restricted by these Articles of Incorporation, the Corporation shall have and may exercise all powers and

rights that a corporation may exercise legally pursuant to the Nevada Business Corporation Act.

3. The specific powers of the Corporation are:

(a) To engage, without limitation, in any lawful activity for which corporations may be organized under the Laws of the State of Nevada.

(b) To do such acts in pursuit of its general purposes as are not forbidden by the laws of the State of Nevada, as now in force or hereafter may be in force, including, but not limited to, the following:

(1) To sue, be sued, complain, and defend in its corporate name;

(2) To have a corporate seal that may be altered at will, and to use it, or a facsimile of it, by impressing or affixing it or in any other manner reproducing it;

(3) To make and amend bylaws, not inconsistent with its articles of incorporation or with the laws of this state, for managing the business and regulating the affairs of the corporation;

(4) To purchase, receive, lease, or otherwise acquire, own, hold, improve, use, and otherwise deal with real or personal property or any legal or equitable interest in property, wherever located;

(5) To sell, convey, mortgage, pledge, lease, exchange, and otherwise dispose of all or any part of its property;

(6) To purchase, receive, subscribe for, or otherwise acquire, own, hold, vote, use, sell, mortgage, lend, pledge, or otherwise dispose of, and deal in and with shares or other interests in, or obligations of, any other entity;

(7) To make contracts and guarantees, incur liabilities, borrow money, issue its notes, bonds, and other obligations (which may be convertible into or include the option to purchase other securities of the corporation), and secure any of its obligations by mortgage or pledge of any of its property, franchises, or income;

(8) To lend money, invest and reinvest its funds, and receive and hold real and personal property as security for repayment;

(9) To be a promoter, partner, member, associate, or manager of any partnership, joint venture, trust, or other entity;

(10) To conduct its business, locate offices, and exercise the powers granted by this chapter within or without this state;

(11) To elect directors and appoint officers, employees, and agents of the corporation, define their duties, fix their compensation, and lend them money and credit;

(12) To pay pensions and establish pension plans, pension trusts, profit sharing plans, share bonus plans, share option plans, and benefit or incentive plans for any or all of its current or former directors, officers, employees, and agents;

(13) To make donations for the public welfare or for charitable, scientific, or educational purposes;

(14) To transact any lawful business that will aid governmental policy;

(15) To provide insurance for its benefit on the life or physical or mental ability of any of its directors, officers, or employees or any other person whose death or physical or mental disability might cause financial loss to the corporation; or, pursuant to any contractual arrangement with any shareholder concerning the reacquisition of shares owned by him at his death or disability, on the life or physical or mental ability of that shareholder, for the purpose of carrying out such contractual arrangement; or, pursuant to any contract obligating the corporation, as part of compensation arrangements, or pursuant to any contract obligating the corporation as guarantor or surety, on the life of the principal obligor, and for these purposes the corporation is deemed to have an insurable interest in such persons; and

(16) To make payments or donations or do any other act not inconsistent with law that furthers the business and affairs of the corporation.

4. Issuance of Shares. The board of directors of the Corporation may divide and issue any class of stock of the Corporation in series pursuant to a resolution properly filed with the Secretary of State of the State of Nevada.

ARTICLE IV
SHARES

The maximum number of shares that the Corporation shall have the authority to issue is: 988,000,000 (Nine Hundred and Eighty Eight Million) Shares of Common Stock having a par value of $0.001 and (b) 10,000,000 (Ten Million) Shares of Preferred Stock having a par value of $0.001 per share, such Preferred Stock being issuable in one or more series as hereinafter provided.

No holder of any class of stock of the Corporation shall be entitled, as a right, to purchase or subscribe for any part of any class of stock of the Corporation now authorized or hereafter authorized by any amendment of the Articles of Incorporation, or of any bonds, debentures, or other securities convertible into or evidencing any rights to purchase or subscribe for any stock of the Corporation; and any stock now authorized or any such additional authorized issue of any stock or any securities convertible into or evidencing rights to purchase or subscribe for stock may be issued and disposed of by the Board of Directors to such firms, person, corporation or association for such consideration and upon such terms and in such manner as the Board of Directors may in its discretion determine without offering any thereof on the same terms, or on any terms, to the shareholders, or to any class of shareholders.

The preferences, restriction and qualifications applicable to the Common Stock and the Preferred Stock are as follows:

PART A - COMMON STOCK

Each holder of Common Stock shall be entitled to one vote for each share of such stock standing in his name on the books of the Corporation.

After the payment or declaration and setting aside for payment of the full cumulative dividends for all prior and then current dividend periods; all outstanding shares of Preferred Stock and after setting aside all stock purchase funds or sinking funds heretofore required to be set aside with respect to the Preferred Stock, dividends on the Common Stock may be declared and paid, but only when and as determined by the Board of Directors.

On any dissolution, liquidation or winding up of the Corporation, after there shall have been paid to or set aside for the holders of all outstanding shares of Preferred Stock the full preferential amount to which they are respectively entitled to receive, pro rata in accordance with the number of shares of each class outstanding, all the remaining assets of the Corporation will be available for distribution to its common shareholders.

PART B - PREFERRED STOCK

The Board of Directors is expressly vested with the authority to divide any or all of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of each series so established, provided, however, that the rights and preferences of the various series may vary only with respect to:

(a) the rate of dividend;

(b) whether the shares may be called and, if so, the call price and the terms and conditions of call;

(c) the amount payable upon the shares in the event of voluntary and involuntary liquidation;

(d) sinking fund provisions, if any for the call or redemption of the shares;

(e) the terms and conditions, if any, on which the shares may be converted;

(f) voting rights; and

(g) whether the shares will be cumulative, non-cumulative or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate; and

(h) whether the dividend is tied to or calculated with respect to any subsidiary, division or product revenues or other matters.

The Board of Directors shall exercise the foregoing authority by adopting a resolution setting forth the designation of each series and the number of shares therein, and fixing and determining the relative rights and preferences thereof. The Board of Directors may make any change in the designations, terms, limitations or relative rights or preferences of any series in the same manner, so long as no shares of such series are outstanding at such time.

Within the limits and restrictions, if any, stated in any resolution of the Board of Directors originally fixing the number of shares constituting any series, the Board of Directors is authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of such series. In case the number of shares of any series shall be so decreased, the share constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V
CUMULATIVE VOTING

Each outstanding share of Common Stock shall be entitled to one vote and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. A majority of the shares of Common Stock entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Except as otherwise provided by these Articles of Incorporation or the Nevada Business Corporation Act, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Cumulative voting shall not be allowed in the election of directors of this Corporation.

Shares of Preferred Stock shall only be entitled to such vote as is determined by the Board of Directors prior to the issuance of such stock, except as required by law, in which case each share of Preferred Stock shall be entitled to one vote.

ARTICLE VI
TRANSACTIONS WITH INTERESTED DIRECTORS OR OFFICERS

No contract or other transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested, shall be either void or voidable solely because of such relationship or interest or solely because such director or officer is present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the board of directors or committee and noted in the minutes, and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction in good faith by a majority vote or written consent. The votes of the common or interested directors or officers must be counted in any such vote of stockholders; or

(c) The fact of such relationship or interest is not disclosed or known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action; or

(d) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized or approved.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve or ratify the contract or transaction.

ARTICLE VII
INFORMAL ACTION

The shareholders of the Corporation may take any action which they are required or permitted to take without a meeting on written consent, setting forth the action so taken, signed by all of the persons or entities entitled to vote thereon.

ARTICLE VIII
BUSINESS COMBINATIONS

A. Any Business Combination Transaction (as defined in Article VIII, Section B(3) below) shall require the affirmative vote of the holders of at least 51% of the voting power of all of the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class. Such affirmative vote shall be required, notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

B. For the purposes of this Article VIII:

(1) "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on February 31, 1994.

(2) "Beneficial Owner" shall have the meaning ascribed to such term in Rule 12d3 of the General Rules and Regulations under the Exchange Act, as in effect on February 31, 1994.

(3) "Business Combination Transaction" shall mean:

(a) any merger or consolidation of the Corporation or any Subsidiary with (i) an Interested Stockholder or (ii) any other Person (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Stockholder; or

(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with, or proposed by or on behalf of, an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder, of any assets of the Corporation or any Subsidiary constituting not less than 5% of the total assets of the Corporation as reported in the consolidated balance sheet of the Corporation as of the end of the most recent quarter with respect to which such balance sheet has been prepared; or

(c) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or any series of transactions) of any securities of the Corporation or any Subsidiary to, or proposed by or on behalf of an Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) constituting not less than 5% of the total assets of the Corporation as reported in the consolidated balance sheet of the Corporation as of the end of the most recent quarter with respect to which such balance sheet has been prepared; or

(d) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation, or any spin-off or split-up or any kind of the Corporation or any Subsidiary, proposed by or on behalf of an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder; or

(e) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any Subsidiary or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the percentage of the outstanding shares of (i) any class of equity securities of the Corporation or any Subsidiary or (ii) any class of securities of the Corporation or any Subsidiary convertible into equity securities of the Corporation or any Subsidiary, represented by securities of such class which are directly or indirectly owned by an Interested Stockholder and all of its Affiliates and Associates.

(4) "Continuing Director" means (a) any member of the Board of Directors of the Corporation who (i) is neither the Interested Stockholder involved in the Business Combination Transaction as to which a vote of Continuing Directors is provided hereunder, nor an Affiliate, Associate, employee, agent, or nominee of such Interested Stockholder, or the relative of any of the foregoing, and (ii) was a member of the Board of Directors of the Corporation prior to the time that such Interested Stockholder became an Interested Stockholder, and (b) any successor of a Continuing Director described in clause (a) who is recommended or elected to succeed a Continuing Director by the affirmative vote of a majority of Continuing Directors then on the Board of Directors of the Corporation.

(5) "Fair Market Value" means: (a) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape, on the New York Stock Exchange-Listed Stocks, or, if such stock is not reported on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, in the principal United States securities exchange registered under the Exchange act on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Security Dealers, Inc. Automated Quotations System or any similar interdealer quotation system then in use, or, if no such quotation is available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors in good faith; and (b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Continuing Directors in good faith.

(6) "Interested Stockholder" shall mean any Person (other than the Corporation or any Subsidiary, any employee benefit plan maintained by the Corporation or any Subsidiary or any trustee or fiduciary with respect to any such plan when acting in such capacity) who or which:

(a) is or was at any time within the two-year period immediately prior to the date in question, the Beneficial Owner, directly or indirectly, of 10% or more of the voting power of the then outstanding Voting Stock of the Corporation; or

(b) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the Beneficial Owner, directly or indirectly, of 10% or more of the voting power of the outstanding Voting Stock of the Corporation; or

(c) is an assignee of, or has otherwise succeeded to, any share of Voting Stock of the Corporation of which an interested Stockholder was the Beneficial Owner, directly or indirectly, at any time within the two-year period immediately prior to the date in question, if such assignment or succession shall have occurred in the course of a transaction, or series of transactions, not involving a public offering within the meaning of the Securities Act of 1933, as amended.

For the purpose of determining whether a Person is an Interested Stockholder, the outstanding Voting Stock of the Corporation shall include unissued shares of Voting Stock of the Corporation of which the Interested Stockholder is the Beneficial Owner but shall not include any other shares of Voting Stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon the exercise of any conversion rights, warrants or options, or otherwise, to any person who is not the Interested Stockholder.

(7) A "Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group deemed to be a person pursuant to Section 14(d) (2) of the Exchange Act.

(8) "Subsidiary" means any corporation of which the Corporation owns, directly or indirectly, (a) a majority of the outstanding shares of equity securities of such corporation, or (b) shares having a majority of the voting power represented by all of the outstanding Voting Stock of such corporation. For the purpose of determining whether a corporation is a Subsidiary, the outstanding Voting Stock and the shares of equity securities thereof shall include unissued shares of which the corporation is the Beneficial Owner, but, except for purposes of Paragraph 8.B (6), shall not include any other shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, warrants or options, or otherwise, to any Person who is not the Corporation.

(9) "Voting Stock" shall mean outstanding shares of capital stock of the relevant corporation entitled to vote generally in the election of directors.

C. The provisions of Article VIII, paragraph A shall not be applicable to any particular Business Combination Transaction, and such Business Combination Transaction shall require only such affirmative vote of the stockholders, if the condition specified in either of the following paragraphs (1) or (2) are met:

(1) The Business Combination Transaction shall have been approved by the affirmative vote of all of the Continuing Directors, even if the Continuing Directors do not constitute a quorum of the entire Board of Directors.

(2) All of the following conditions shall have been met:

(a) With respect to each share of each class of outstanding Voting Stock of the Corporation (including Common Stock), the holder thereof shall be entitled to receive on or before the date of the consummation of the Business Combination transaction (the "Consummation Date"), cash and consideration, in the form specified in Paragraph 8.C (2) (b) hereof, with an aggregate Fair Market Value as of the Consummation Date at least equal to the highest of the following:

(i) the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder to which the Business Combination Transaction relate, or by any affiliate or Association of such Interested Stockholder, for any shares of such class of Voting Stock acquired by it (x) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination Transaction (the "Announcement Date") or (y) in the transaction in which it became an Interested Stockholder, whichever is higher;

(ii) the Fair Market Value per share of such class of Voting Stock of the Corporation on the Announcement Date; and

(iii) the highest preferential amount per share, if any, to which the holder of the shares of such class of Voting Stock of the Corporation are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(b) The consideration to be received by a holder of a particular class of outstanding Voting Stock of the Corporation (including Common Stock) as described in Article VIII, Paragraph C(2)(a) hereof shall be in cash or, if the consideration previously paid by or on behalf of the Interested Stockholder in connection with its acquisition of beneficial ownership of shares of such class of Voting Stock consisted, in whole or in part, of consideration other than cash, then in the same form as such consideration. If such payment for shares of any class of Voting Stock of the Corporation has been made in varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the beneficial ownership of such class of Voting Stock previously acquired by the Interested Stockholder.

(c) After such Interested Stockholder has become an Interested Stockholder and prior to the Consummation Date: (i) there shall have been no failure to declare and pay at the regular date therefore any full dividends (whether or not cumulative) on the outstanding Preferred Stock of the Corporation, if any, except as approved by the affirmative vote of a majority of the Continuing Directors; (ii) there shall have been (x) no reduction in the annual rate of dividends paid on the Common Stock of the Corporation (except as necessary to reflect any subdivision of the Common Stock), except as approved by the affirmative vote of a majority of the Continuing Directors, and (y) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding share of the Common Stock, unless the failure to so increase such annual rate is approved by the affirmative vote of a majority of the Continuing Directors, and (iii) such Interested Stockholder shall not have become the Beneficial Owner of any additional shares of Voting Stock of the Corporation except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

(d) After such Interested Stockholder has become an Interested Stockholder, neither such Interested Stockholder nor any Affiliate or Associate thereof, shall have received the benefit, directly or indirectly except proportionately as shareholder of the Corporation), of any loans advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation.

(e) A proxy or information statement describing the proposed Business Combination Transaction and complying with the requirements of the Exchange Act and the General Rules and Regulations thereunder (or any subsequent provisions replacing such Act, Rules and Regulations) shall be mailed to the shareholder of the Corporation at least 30 days prior to the Consummation Date (whether or not such Proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions thereof).

D. A majority of the Continuing Directors shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Paragraph 8, including, without limitation, (1) whether a Person is an Interested Stockholder, (2) the number of shares of Voting Stock of the Corporation beneficially owned by any Person, (3) whether a Person is an Affiliate or Associate of another, (4) whether the requirements of Article VIII, Paragraph C(2) have been met with respect to any Business Combination Transaction, and (5) whether the assets which are the subject of any Business Combination Transaction have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any subsidiary in any Business Combination Transaction constitutes not less than 5% of the total assets of the Corporation as reported in the consolidated balance sheet of the Corporation as of the end of the most recent quarter with respect to which such balance sheet has been prepared. The good faith determination of the majority of the Continuing Directors on such matters shall be conclusive and binding for all the purposes of this Paragraph 8.

E. Nothing contained in this Paragraph shall be construed to relieve members of the Board of Directors or an Interested Stockholder from any fiduciary obligation imposed by law. The fact that any Business Combination Transaction comes with the provision of Article VIII, Paragraph C shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board of Directors or any member thereof, to approve such Business Combination Transaction or recommend its adoption or approval to the shareholders of the Corporation nor shall compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination Transactions.

ARTICLE IX
DIRECTORS

In the event that the Board of Directors should consist of in excess of one director, the Board of Directors shall be divided into three classes as nearly equal in number as possible. The Initial terms of directors elected in 2009 shall expire as of the annual meeting of shareholders for the years indicated below:

Class I Directors 2010
Class II Directors 2011
Class III Directors 2012

Upon expiration of the initial terms specified for each class of directors their successors shall be elected for a four-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes, so as to maintain or attain if possible, the equality of the number of directors in each class, but in no case will decrease in the number of directors shorten the term of any incumbent director. If equality in number is not possible, the increase or decrease shall be apportioned among the classes in such way that the difference in the number of directors in any two classes shall not exceed one.

Any vacancies in the Board of Directors for any reason and any newly created directorships resulting by reason of any increase in the number of directors shall be filled by the Board of Directors, acting by a majority of the remaining directors the in office, although less than a quorum, and any director so chosen shall hold office until the next election of the class for which such directors have been chosen and until their successors are elected and qualified.

A written ballot shall not be required for the election of directors unless the bylaws of the Corporation shall so provide.

A quorum of the Board of Directors shall consist of a majority of the directors.

ARTICLE X
AUTHORITY OF THE BOARD OF DIRECTORS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to do the following actions, but the following actions shall be taken only by a majority vote of the Board of Directors:

(a) To adopt, amend or repeal the Bylaws of the Corporation by vote of a majority of the members of the Board of Directors, but any Bylaws adopted by the Board of Directors may be amended by the shareholders of the Corporation.

(b) To distribute to the shareholders of the Corporation out of capital surplus of the Corporation a portion of its assets, in cash or property, subject to the requirements of law, and such distribution is expressly permitted without the vote of the shareholders;

(c) To cause the Corporation to make purchases of its shares, directly or indirectly, to the extent of unreserved and unrestricted earned surplus available therefore, without the vote of the shareholders;

(d) If at any time the Corporation has more than one class of authorized or outstanding stock, to pay dividends on shares of any class to the holders of shares of any class, without the vote of the shareholders of the class in which the payment is to be made;

(f) To amend these articles of incorporation,

(g) To issue new stock or debt, including the issuance of treasury stock,

(h) To purchase, sell or transfer any substantial part of the Corporation's assets

(i) To merge or sell the Corporation or acquire another entity,

(j) To dissolve or liquidate the Corporation,

(k) To make a material change in the business of the Corporation,

(l) To make any substantial contact or incur any substantial debt or obligation of the Corporation,

(m) To file bankruptcy, enter into any insolvency proceeding or make any assignment for the benefit of creditors or compromise any debt, and

(n) To take any action that the Board of Directors is required or permitted to take without a meeting by written consent, setting forth the action so taken, signed by all of the directors entitled to vote thereon.

ARTICLE XI
DIRECTORS EVALUATION OF BUSINESS COMBINATION

12. In evaluating a Business Combination (as defined in Paragraph 8 above) or a tender or exchange offer and other acquisition proposal, the Board of Directors in determining what is in the best interest of the Corporation, may consider, among others, the following factors

(a) the financial aspects of the offer, the long-term interests of the Corporation's shareholders, the present and historical market value of the Corporation's shares and the premiums paid in other relevant transactions, the liquidation value of the Corporation's assets, the prospects of the Corporation, and (to the extent estimable) its stock on a going concern basis over the subsequent several years;

(b) the prospects for obtaining and methods of achieving a better offer, such as seeking other bids, pursuing negotiating strategies (which may include defensive tactics), and partial or total liquidation;

(c) the impact, if the offer is partial or two-tier, on the remaining shareholders and on the prospects of the Corporation in the event the offer is successful;

(d) the value and investment attributes of the non-cash consideration if the offer involves consideration other than cash;

(e) the potential of the offer (if partial or two-tier), including the offeror's competence, experience, integrity, management, reputation and financial condition;

(f) legal and regulatory matters, or other considerations that could impede or prevent the transaction's consummation;

(g) the effect of the transaction on the Corporation's (and its subsidiaries') customers, including policyholders, suppliers and employees; and

(h) local community interests.

ARTICLE XII
VOTE REQUIRED TO AMEND

The affirmative vote of the holders of at least 51% of the voting power of all of the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal, or adopt any provision or provisions inconsistent with Article VIII, IX, XI, or XII hereof, unless such amendment, alteration, change repeal or adoption of any inconsistent provision or provisions is declared advisable by the Board of Directors by the affirmative vote of (A) all of the entire Board of Directors and (B) all of the Continuing Directors (as defined in Paragraph 8).

ARTICLE XIII
INDEMNIFICATION

The Corporation is authorized to provide indemnification of its directors, officers, employees and agents; whether by bylaw, agreement, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification expressly permitted by Section 78.751 of the Nevada Business Corporation Act for breach of duty to the Corporation and its shareholders, subject only to the applicable limits upon such indemnification as set forth in the Nevada Business Corporation Act. Any repeal or modification of this Article XIII or Article XV shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

ARTICLE XIV
ADOPTION AND AMENDMENT OF BYLAWS

The initial Bylaws of the Corporation shall be adopted by its board of directors. Subject to repeal or change by action of the shareholders, the power to alter, amend or repeal the Bylaws or adopt new Bylaws shall be vested in the board of directors. The Bylaws may contain any provisions for the regulation and management of the affairs of the Corporation not inconsistent with law or these Articles of Incorporation.

ARTICLE XV
RESIDENT AGENT

The name of the Corporation's resident agent and the street address in Carson City County, Nevada for such resident agent where process may be served are Laughlin International, Inc., 2533 West Carson Street. Carson City, Nevada, 89706. The resident agent may be changed in the manner permitted by law.

ARTICLE XVI
INITIAL BOARD OF DIRECTORS

The number of directors of the Corporation shall be fixed by the Bylaws of the Corporation, and the number of directors of the Corporation may be changed from time to time by consent of the Corporation's directors. The initial board of directors of the Corporation shall consist of one (1) directors. The names and addresses of the persons who shall serve as directors until the first annual meeting of shareholders and/or until their successors are elected and shall qualify are:

Isaac H. Sutton

ARTICLE XV
LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS TO CORPORATION AND SHAREHOLDERS

No director or officer shall be liable to the Corporation or any shareholder for damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (a) shall be liable under Section 78.300 of the Nevada Business Corporation Act or any amendment thereto or successor provision thereto; or (b) shall have acted or failed to act in a manner involving intentional misconduct, fraud or a knowing violation of law. Neither the amendment nor repeal of this Article, nor the adoption of any provision in the Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provision. This Article shall apply to the full extent now permitted by Nevada law or as may be permitted in the future by changes or enactments in Nevada law, including without limitation Section 78.300 and/or the Nevada Business Corporation Act.

ARTICLE XVI
CERTIFICATE OF ACCEPTANCE OF APPOINTMENT BY RESIDENT AGENT

Laughlin International, Inc. hereby accepts the appointment of Resident Agent of GoIP Global, Inc.

Laughlin International, Inc

Resident Agent

By and through:

ARTICLE XVI
ADDRESS OF PRINCIPAL OFFICE AND INCORPORATOR

The name and mailing address of the incorporator is as follows:

Name	Mailing Address
Isaac H. Sutton	1365 York Ave , 23E New York, New York 10021

The mailing address of the corporation's principal office is:

GoIP Global, Inc.
1365 York Ave , 23E
New York, NY 10021

I, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to Nevada Business Corporation Code, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein as stated are true, and accordingly have hereunto set my hand this 24th day of August 2009.

0D976317D307437
Isaac H Sutton
DocuSigned By: Isaac H Sutton

Isaac H. Sutton
Incorporator

EXHIBIT 2.6

STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

January 4, 2010

Job Number: C20100104-0878
Reference Number: 00002544618-00
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20100001214-31	Amendment	1 Pages/1 Copies



Respectfully,

ROSS MILLER
Secretary of State

Certified By: Richard Sifuentes
Certificate Number: C20100104-0878
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138


090201



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

GoIP Global, Inc

2. The articles have been amended as follows: (provide article numbers, if available)

The total authorized shares is Two Billion Four Hundred Ten Million Shares. The authorized shares of Common Stock are herby raised from Nine Hundred Eighty Eight Million Shares with a par value of $0.001 per share to Two Billion Four Hundred Million Shares with a par value of $0.001 per share. The authorized shares of Preferred Stock is Ten Million with a par value of $0.001 per share, which remains the same.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 71%

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT 3.1

GoIP Global, Inc.

BY-LAWS

BY-LAWS
OF
GoIP Global, Inc.

ARTICLE I
OFFICES

The principal office of the corporation shall be designated time to time by the corporation and may be within or outside of Nevada.

The corporation may have such other offices, either within or outside Nevada, as the board of directors may designate or as the business of the corporation may require from time to time.

The registered office of the corporation required by the General Corporation Law of Nevada to be maintained in Nevada may be, but need not be, identical with the principal office, and the address of the registered office may be changed from time to time by the board of directors.

ARTICLE II
SHAREHOLDERS

Section 1. ANNUAL MEETING. The annual meeting of the shareholders shall be held on a date and at a time fixed by the board of directors of the corporation (or by the president in the absence of action by the board of directors), beginning with the year 2009, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors is not held on the day fixed as provided herein for any annual meeting of the shareholders, or any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as it may conveniently be held. ,

A shareholder may apply to the district court in the county in Nevada where the corporation's principal office is located or, if the corporation has no principal office in Nevada, to the district court of the county in which the corporation's registered office is located to seek an order that a shareholder meeting be held (i) if an annual meeting was not held within six months after the close of the corporation's most recently ended fiscal year or fifteen months after its last annual meeting, whichever is earlier, or (ii) if the shareholder participated in a proper call of or proper demand for a special meeting and notice of the special meeting was not given within thirty days after the date of the call or the date the last of the demands necessary to require calling of the meeting was received by the corporation pursuant to the General Corporation Law of Nevada, or the special meeting was not held in accordance with the notice.

Section 2. SPECIAL MEETINGS. Unless otherwise prescribed by statute, special meetings of the shareholders may be called for any purpose by the president or by the board of directors. The president shall call a special meeting of the shareholders if the corporation receives one or more written demands for the meeting, stating the purpose or purposes for which it is to be held, signed and dated by holders of shares representing at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

Section 3. PLACE OF MEETING. The board of directors may designate any place, either within or outside Nevada, as the place for any annual meeting or any special meeting called by the board of directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or outside Nevada, as the place for such meeting. If no designation is made, or if a special meeting is called other than by the board, the place of meeting shall be the principal office of the corporation.

Section 4. NOTICE OF MEETING. Written notice stating the place, date, and hour of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting, except if any other longer period is required by the General Corporation Law of Nevada. The secretary shall be required to give such notice only to shareholders entitled to vote at the meeting except as otherwise required by the General Corporation Law of Nevada.

Notice of a special meeting shall include a description of the purpose or purposes of the meeting. Notice of an annual meeting need not include a description of the purpose or purposes of the meeting except the purpose or purposes shall be stated with respect to (i) an amendment to the articles of incorporation of the corporation, (ii) a merger or share exchange in which the corporation is a party and, with respect to a share exchange, in which the corporation's shares will be acquired, (iii) a sale, lease, exchange or other disposition (i other than in the usual and regular course of business, of all or substantially all of the property of the corporation or of another entity which this corporation controls, in each case with or without the goodwill, (iv) a dissolution of the corporation, (v) restatement of the articles of incorporation, or (vi) any other purpose for which a statement of purpose is required by the General Corporation Law of Nevada. Notice shall be given personally or by mail, private carrier, electronically transmitted facsimile or other form of wire or wireless communication by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed and if in a comprehensible form, such notice shall be deemed to be given and effective when deposited in the United States mail, properly addressed to the shareholder at his address as it appears in the corporation's current record of shareholders, with first class postage prepaid. If notice is given other than by mail, and provided that such notice is in a comprehensible form, the notice is given and to be effective when sent.

If requested by the person or persons lawfully calling such meeting, the secretary shall give notice thereof at corporate expense. No notice need be sent to any shareholder if three successive, notices mailed to the last known address of such shareholder have been. returned as undeliverable until such time as another address for such shareholder is made known to the corporation by such shareholder. In order to be entitled to receive notice of any meeting, a shareholder shall advise the corporation in writing of any change in such shareholder's mailing address as shown on the corporation's books and records.

When a meeting is adjourned to another date, time or place, notice need not be given of the new date, time or place if the new date, time or place of such meeting is announced before adjournment at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that may have been transacted at the original meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting as of the new record date.

A shareholder may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such shareholder. Such waiver shall be delivered to the corporation for filing with the corporate records, but this delivery and filing shall not be conditions to the effectiveness of the waiver. Further, by attending a meeting either in person or by proxy, a shareholder waives objection to lack of notice or defective notice of the meeting unless the shareholder objects at the beginning of the meeting to the holding of the meeting or the transaction of business at the meeting because of lack of notice or defective notice. By attending the meeting, the shareholder also waives any objection to consideration at the meeting of a particular matter not within the purpose or purposes described in the meeting notice unless the shareholder objects to considering the matter when it is presented.

Section 5. FIXING OF RECORD DATE. For the purpose of determining shareholders entitled to (i) notice of or vote at any meeting of shareholders or any adjournment thereof, (ii) receive distributions or share dividends, (iii) demand a special meeting, or (iv) make a determination of shareholders for any other proper purpose, the board of directors may fix a future date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days, and, in case of a meeting of shareholders, not less than ten days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed by the directors, the record date shall be the day before the notice of the meeting is given to shareholders, or the date on which the resolution of the board of directors providing for a distribution is adopted, as the case may be. When a determination of shareholders entitled to vote at any meeting of shareholders is made as provided in this section, such determination shall apply to any adjournment thereof unless the board of directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. Unless otherwise specified when the record date is fixed, the time of day for such determination shall be as of the corporation's close of business on the record date.

Notwithstanding the above, the record date for determining the shareholders entitled to take action without a meeting or entitled to be given notice of action so taken shall be the date a writing upon which the action is taken is first received by the corporation. The record date for determining shareholders entitled to demand a special meeting shall be the date of the earliest of any of the demands pursuant to which the meeting is called.

Section 6. VOTING LISTS. After a record date is fixed for a shareholders' meeting, the secretary shall make, at the earlier often days before such meeting or two business days after notice of the meeting has been given, a complete list of the shareholders entitled to be given notice of such meeting or any adjournment thereof. The list shall be arranged by voting groups and within each voting group by class or series of shares, shall be in alphabetical order within each class or series, and shall show the address of and the number of shares of each class or series held by each shareholder. For the period beginning the earlier of ten days prior to the meeting or two business days after notice of the meeting is given and continuing through the meeting and any adjournment thereof, this list shall be kept on file at the principal office of the corporation, or at a place (which shall be identified in the notice) in the city where the meeting will be held. Such list shall be available for inspection on written demand by any shareholder (including for the purpose of this Section 6 any holder of voting trust certificates) or his agent or attorney during regular business hours and during the period available for inspection. The original share transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

Any shareholder, his agent or attorney may copy the list during 'regular business hours and during the period it is available for inspection, provided (i) the shareholder has been a shareholder for at least three months immediately preceding the demand or holds at least five percent of all outstanding shares of any class of shares as of the date of the demand, (ii) the demand is made in good faith and for a purpose reasonably related to the demanding shareholder's interest as a shareholder, (iii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect, (iv) the records are directly connected with the described purpose, and (v) the shareholder pays a reasonable charge covering the costs of labor and material for such copies, not to exceed the estimated cost of production and reproduction.

Section 7. RECOGNITION PROCEDURE FOR BENEFICIAL OWNERS~ The board of directors may adopt by resolution a procedure whereby a shareholder of the corporation may certify in writing to the corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution may set forth (i) the types of nominees to which it applies, (ii) the rights or privileges that the corporation will recognize in a beneficial owner, which may include rights and privileges other than voting, (iii) the form of certification and the information to be contained therein, (iv) if the certification is with respect to a record date, the time within which the certification must be received by the corporation, (v) the period for which the nominee's use of the procedure is effective, and (vi) such other provisions with respect to the procedure as the board deems necessary or desirable. Upon receipt by the corporation of a certificate complying with the procedure established by the board of directors, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the registered holders of the number of shares specified in place of the shareholder making the certification.

Section 8. QUORUM AND MANNER OF ACTING. A majority of the votes entitled to be cast on a matter by a voting group represented in person or by proxy, shall constitute a quorum of that voting group for action on the matter. If less than a majority of such votes are represented at a meeting, a majority of the votes so represented may adjourn the meeting from time to time without further notice, for a period not to exceed 120 days for anyone adjournment. If a quorum is present at such adjourned meeting, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, unless the meeting is adjourned and a new record date is set for the adjourned meeting.

If a quorum exists, action on a matter other than the election of directors by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the vote of a greater number or voting by classes is required by law or the articles of incorporation.

Section 9. PROXIES. At all meetings of shareholders, a shareholder may vote by proxy by signing an appointment form or similar writing, either personally or by his duly authorized attorney-in-fact. A shareholder may also appoint a proxy by transmitting or authorizing the transmission of a facsimile or other electronic transmission providing a written statement of the appointment to the proxy, a proxy solicitor, proxy support service organization, or other person duly authorized by the proxy to receive appointments as agent for the proxy, or to the corporation. The transmitted appointment shall set forth or be transmitted with written evidence from which it can be determined that the shareholder transmitted or authorized transmission of the appointment. The proxy appointment for similar writing shall be filed with the secretary of the corporation before or at the time of the meeting. The appointment of a proxy effective when received by the corporation and is valid for eleven (11) months unless a different period is expressly provided in the appointment form or similar writing.

Any complete copy, including an electronically transmitted facsimile, of an appointment of a proxy may be substituted for or used/in. lieu of the original appointment for any purpose for which the original appointment could be used.

Revocation of a proxy does not affect the right of the corporation to accept the proxy's authority unless (i) the corporation had notice that the appointment was coupled with an interest and notice that such interest is extinguished is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment, or (ii) other notice of the revocation of the appointment is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment. Other notice of revocation may in, the discretion of the corporation, be deemed to include the appearance at a shareholders' meeting of the shareholder who granted the proxy and his voting in person on any matter subject to a vote at such meeting.

The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment.

The corporation shall not be required to recognize an appointment made irrevocable if it has received a writing revoking the appointment signed by the shareholder Including a shareholder who is a successor to the shareholder who granted the proxy) either personally or by his attorney-in-fact, notwithstanding that the revocation may be a breach of an obligation of the shareholder to another person not to revoke the appointment.

Subject to Section 11 and any express limitation on the proxy's authority appearing on the appointment form, the corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

Section 10. VOTING OF SHARES. Each outstanding share, regardless of class, shall be entitled to one vote, except in the election of directors, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class. or classes are limited or denied by the articles of incorporation as permitted by the General Corporation Law of Nevada. Cumulative voting shall not be permitted in the election of directors or for any other purpose. Each record holder of shares shall be entitled to vote in the election of directors and shall have as many votes for each of the shares owned by him as there are directors to be elected and for whose election he has the right to vote.

At each election of directors, that number of candidates equaling the number of directors to be elected, having the highest number of votes cast in favor of their election, shall be elected to the board of directors.

Except as otherwise ordered by a court of competent jurisdiction upon a finding that the purpose of this Section would not be violated in the circumstances presented to the court, the shares of the corporation are not entitled to be voted if they are owned, directly or indirectly, by a second corporation, domestic or foreign, and the first corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation except to the extent the second corporation holds the shares in a fiduciary capacity.

Redeemable shares are not entitled to be voted after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

Section 11. CORPORATION'S ACCEPTANCE OF VOTES. If the name signed on a vote, consent, waiver, proxy appointment, or proxy appointment revocation corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and give it effect as the act of the shareholder. If the name signed on a vote, consent, waiver, proxy appointment or proxy appointment revocation does not correspond to the name of a shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and to give it effect as the act shareholder if:

(i) the shareholder is an entity and the name signed purports to be that of an officer or agent of the entity;

(ii) the name signed purports to be that of an administrator, executor, guardian or conservator representing the shareholder and; if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(iii) the name signed purports to be that of a receiver or trustee ill bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(iv) the name signed purports to be that of a pledgee, beneficial owner or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, proxy appointment or proxy' appointment revocation;

(v) two or more persons are the shareholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-tenants or fiduciaries, and the person signing appears to be acting on behalf of all the co-tenants or fiduciaries; or

(vi) the acceptance of the vote, consent, waiver, proxy appointment or proxy appointment revocation is otherwise proper under rules established by the corporation that are not inconsistent with this Section 11.

The corporation is entitled to reject a vote, consent, waiver, proxy appointment or proxy appointment revocation if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

Neither the corporation nor its officers nor any agent who accepts or rejects a vote, consent, waiver, proxy appointment or proxy appointment revocation in good faith and in accordance with the standards of this Section is liable in damages for the consequences of the acceptance or rejection.

Section 12. INFORMAL ACTION BY SHAREHOLDERS. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by shareholders holding at least that proportion of the voting power necessary to approve such action and received by the corporation. Such consent shall have the same force and effect as a vote of the shareholders and may be stated as such in any document. Action taken under this Section 12 is effective as of the date the last writing necessary to effect the action is received by the corporation, unless any of the writings specify a different effective date, in which case such specified date shall be the effective date for such action. The record date for determining shareholders entitled to take action without a meeting is the date the corporation first receives a writing upon which the action is taken.

Any shareholder who has signed a writing describing and consenting to action taken pursuant to this Section 12 may revoke such consent by a writing signed by the shareholder describing the action and stating that the shareholder's prior consent thereto is revoked, if such writing is received by the corporation before the effectiveness of the action.

Section 13. MEETINGS BY TELECOMMUNICATION. Any or all of the shareholders may participate in an annual or special shareholders' meeting by, or the meeting may be conducted through the use of, any means of communication by which all persons participating in the meeting may hear each other during the meeting. A shareholder participating in a meeting by this means is deemed to be present in person at the meeting.

ARTICLE III
BOARD OF DIRECTORS

Section 1. GENERAL POWERS. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its board of directors, except as otherwise provided in the General Corporation Law of Nevada or the articles of incorporation.

Section 2. NUMBER, QUALIFICATIONS AND TENURE. The number of directors of the corporation maybe fixed from time to time by the board of directors, within a range of no less than one or more than fifteen, but no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. A director shall be a natural person who is eighteen years of age or older. A director need not be a resident of Nevada or a shareholder of the corporation.

Directors shall be elected at each annual meeting of shareholders.

Each director shall hold office until the next annual meeting of shareholders following his election and thereafter until his successor shall have been elected and qualified. Directors shall be removed in the manner provided by the General Corporation Law of Nevada. Any director may be removed by the shareholders of the voting group that elected the director, with cause, at a meeting called for that purpose. The notice of the meeting shall state that the purpose or one of the purposes of the meeting is removal of the director. A director may be removed only if the number of votes cast in favor of removal exceeds the number of votes cast against removal.

Section 3. VACANCIES. Any director may resign at any time by giving written notice to the secretary. Such resignation shall take effect at the time the notice is received by the secretary unless the notice specifies a later effective date. Unless otherwise specified in the notice of resignation, the corporation's acceptance of such resignation shall not be necessary to make it effective. Any vacancy on the board of directors may be filled by the affirmative vote of a majority of the shareholders at a special meeting called for that purpose or by the board of directors. If the directors remaining in office constitute fewer than a quorum of the board, the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If elected by the directors, the director shall hold office until the next annual shareholders' meeting at which directors are elected. If elected by the shareholders, the director shall hold office for the unexpired term of his predecessor in office; except that, if the director's predecessor was elected by the directors to fill a vacancy, the director elected by the shareholders shall hold office for the unexpired term of the last predecessor elected by the shareholders.

Section 4. REGULAR MEETINGS. A regular meeting of the board of directors shall be held without notice immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide by resolution the time and place, either within or outside Nevada, for the holding of additional regular meetings without other notice.

Section 5. SPECIAL MEETINGS. Special meetings of the board of directors may be called by or at the request of the president or any one of the directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or outside Nevada, as the place for holding any special meeting of the board of directors called by them.

Section 6. NOTICE. Notice of the date, time and place of any special meeting shall be given to each director at least two days prior to the meeting by written notice either personally delivered or mailed to each director at his business address, or by notice transmitted by private courier, electronically transmitted facsimile or other form of wire or wireless communication. If mailed, such notice shall be deemed to be given and to be effective when deposited in the United States mail, properly addressed, with first class postage prepaid. If notice is given by electronically transmitted facsimile or other similar form of wire or wireless communication, such notice shall be deemed to be given and to be effective when sent. If a director has designated in writing one or more reasonable addresses or facsimile numbers for delivery of notice to him, notice sent by mail, electronically transmitted facsimile or other form of wire or wireless communication shall not be deemed to have been given or to be effective unless sent to such addresses or facsimile numbers, as the case may be.

A director may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such director. Such waiver shall be delivered to the secretary for filing with the corporate records, but such delivery and filing shall not be conditions to the effectiveness of the waiver. Further, a director's attendance at or participation in a meeting waives any required notice to him of the meeting unless at the beginning of the meeting, or promptly upon his later arrival, the director objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice and does not thereafter vote for or assent to action taken at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 7. QUORUM. A majority of the number of directors fixed by the board of directors pursuant to Article III, Section 2 or, if no number is fixed, a majority of the number in office immediately before the meeting begins, shall constitute a quorum for the transaction of business at any meeting of the board of directors.

Section 8. MANNER OF ACTING. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

Section 9. COMPENSATION. By resolution of the board of directors, any director may be paid anyone or more of the following: his expenses, if any, of attendance at meetings, a fixed sum for attendance at each meeting, a stated salary as director, or such other compensation as the corporation and the director may reasonably agree upon. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 10. PRESUMPTION OF ASSENT. A director of the corporation who is present at a meeting of the board of directors or committee of the board at which action on any corporate matter taken shall be presumed to have assented to all action taken at the meeting unless (i) the director objects at the beginning of the meeting, or promptly upon his arrival, to the holding of the meeting or the transaction of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting, (ii) the director contemporaneously requests that his dissent or abstention as to any specific action taken be entered in the minutes of the meeting, ob(iii) the director causes written notice of his dissent or abstention as to any specific action to be received by the presiding officer of the meeting before its adjournment or by the secretary promptly after the adjournment of the meeting. A director may dissent to a specific action at a meeting, while assenting to others. The right to dissent to a specific action taken at a meeting of the board of directors or a committee of the board shall not be available to a director who voted in favor of such action.

Section 11. COMMITTEES. By resolution adopted by a majority of all the directors in office when the action is taken, the board of directors may designate from among its members an executive committee and one or more other committees, and appoint one or more members of the board of directors to serve on them. To the extent provided in the resolution.

Sections 4, 5, 6, 7, 8 or 12 of Article III, which govern meetings, notice, waiver of notice, quorum, voting requirements and action without a meeting of the board of directors, shall apply to committees and their members appointed under this Section 11.

Neither the designation of any such committee, the delegation of authority to such committee, nor any action by such committee pursuant to its authority shall alone constitute compliance by any member of the board of directors or a member of the committee in question with his responsibility to conform to the standard of care set forth in Article III, Section 14 of these bylaws.

Section 12. INFORMAL ACTION BY DIRECTORS. Any action required or permitted to be taken at a meeting of the directors or any committee designated by the board of directors may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by a majority of the directors entitled to vote with respect to the action taken. Such consent shall have the same force and effect as a unanimous vote of the directors or committee members and may be stated as such in any document. Unless the consent specifies a different effective time or date, action taken under this Section 12 is effective at the time or date the last director signs a writing describing the action taken, unless, before such time, any director has revoked his consent by a writing signed by the director and received by the president or the secretary of the corporation.

Section 13. TELEPHONIC MEETINGS. The board of directors may permit any director (or any member of a committee designated by the board) to participate in a regular or special meeting of the board of directors or a committee thereof through the use of any means of communication by which all directors participating in the meeting can hear each other during the meeting. A director participating in a meeting in this manner is deemed to be present in person at the meeting.

Section 14. STANDARD OF CARE. A director shall perform his duties as a director, including without limitation his duties as a member of any committee of the board, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by the persons herein designated. However, he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A director shall not be liable to the corporation or its shareholders for any action he takes or omits to take as a director if, in connection with such action or omission, he performs his duties in compliance with this Section 14.

The designated persons on whom a director is entitled to rely are (i) one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented, (ii) legal counsel, public accountant, or other person as to matters which the director reasonably believes to be within such person's professional or expert competence, or (iii) a committee designated by the board of directors may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by all of the directors entitled to vote with respect to the action taken. Such consent shall have the same force and effect as a unanimous vote of the directors or committee members and may be stated as such in any document. Unless the consent specifies a different effective time or date, action taken under this Section 12 is effective at the time or date the last director signs a writing describing the action taken, unless, before such time, any director has revoked his consent by a writing signed by the director and received by the president or the secretary of the corporation.

The designated persons on whom a director is entitled to rely are (i) one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented, (ii) legal counsel, public accountant, or other person as to matters which the director reasonably believes to be within such person's professional or expert competence, or (iii) a committee of the board of directors on which the director desires to serve if the director reasonably believes the committee merits confidence.

ARTICLE IV
OFFICERS AND AGENTS

Section 1. GENERAL. The officers of the corporation chief executive officer and/or president, a secretary and a treasurer and may also include one or more vice presidents, each officer shall be appointed by the board of directors and natural person eighteen years of age or older. One person more than one office. The board of directors or an officer or authorized by the board may appoint such other officers, officers, committees and agents, including a chairman of assistant secretaries and assistant treasurers, as they may consider necessary. Except as expressly prescribed by these bylaws, of directors or the officer or officers authorized by the board from time to time determine the procedure for the officers, their authority and duties and their compensation, that the board of directors may change the authority, duties compensation of any officer who is not appointed by the board.

Section 2. APPOINTMENT AND TERM OF OFFICE. The officers of the corporation to be appointed by the board of directors shall be appointed at each annual meeting of the board held after each annual meeting of the shareholders. If the appointment of officers is not made at such meeting or if an officer or officers are to be appointed by another officer or officers of the corporation, such appointments shall be made as determined by the board of directors or the appointing person or persons. Each officer shall hold office until the first of the following occurs: his successor shall have been duly appointed and qualified, his death, his resignation, or his removal in the manner provided in Section 3.

Section 3. RESIGNATION AND REMOVAL. An officer may resign at any time by giving written notice of resignation to the president, secretary or other person who appoints such officer. The resignation is effective when the notice is received by the corporation unless the notice specifies a later effective date.

Any officer or agent may be removed at any time with or without cause by the board of directors or an officer or officers authorized by the board. Such removal does not affect the contract rights, if any, of the corporation or of the person so removed. The appointment of an officer or agent shall not in itself create contract rights.

Section 4. VACANCIES. A vacancy in any office, however occurring, may be filled by the board of directors, or by the officer or officers authorized by the board, for the unexpired portion of the officer's term. If an officer resigns and his resignation is made effective at a later date, the board of directors, or officer or officers authorized by the board, may permit the officer to remain in office until the effective date and may fill the pending vacancy before the effective date if the board of directors or officer or officers authorized by the board provide that the successor shall not take office until the effective date. In the alternative, the board of directors, or officer or officers authorized by the board of directors, may remove the officer at any time before the effective date and may fill the resulting vacancy.

Section 5. PRESIDENT. The president shall preside at all meetings of shareholders and all meetings of the board of directors unless the board of directors has appointed a chairman, vice chairman, or other officer of the board and has authorized such person to preside at meetings of the board of directors. Subject to the direction and supervision of the board of directors, the president shall be the chief executive officer of the corporation, and shall have general and active control of its affairs and business and general supervision of its officers, agents and employees. Unless otherwise directed by the board of directors, the president shall attend in person or by substitute appointed by him, or shall execute on behalf of the corporation written instruments appointing a proxy or proxies to represent the corporation, at all meetings of the shareholders of any other corporation in which the corporation holds any shares. On behalf of the corporation, the president may in person or by substitute or by proxy execute written waivers of notice and consents with respect to any such meetings. At all such meetings and otherwise, the president, in person or by substitute or proxy, may vote the shares held by the corporation, execute written consents and other instruments with respect to such shares, and exercise any and all rights and powers incident to the ownership of said shares, subject to the instructions, if any, of the board of directors. The president shall have custody of the treasurer's bond, if any. The president shall have such additional authority and duties as are appropriate and customary for the office of president and chief executive officer, except as the same may be expanded or limited by the board of directors from time to time.

Section 6. VICE PRESIDENTS. The vice presidents shall assist the president and shall perform such duties as may be assigned to them by the president or by the board of directors. In the absence of the president, the vice president, if any (or, if more than one, the vice presidents in the order designated by the board of directors, or if the board makes no such designation, then the vice president designated by the president, or if neither the board nor the president makes any such designation, the senior vice president as determined by first election to that office), shall have the powers and perform the duties of the president.

Section 7. SECRETARY. The secretary shall (i) prepare and maintain as permanent records the minutes of the proceedings of the shareholders and the board of directors, a record of all actions taken by the shareholders or board of directors without a meeting, a record of all actions taken by a committee of the board of directors in place of the board of directors on behalf of the corporation, and a record of all waivers of notice of meetings of shareholders and of the board of directors or any committee thereof, (ii) see that all notices are duly given in accordance with the provisions of these bylaws and as required by law, (iii) serve as custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the board of directors, (iv) keep at the corporation's registered office or principal place of business a record containing the names and addresses of all shareholders in a form that permits preparation of a list of shareholders arranged by voting group and by class or series of shares within each voting group, that is alphabetical within each class or series and that shows the address of, and the number of shares of each class or series held by, each shareholder, unless such a record shall be kept at the office of the corporation's transfer agent or registrar, (v) maintain at the corporation's principal office the originals or copies of the corporation's articles Of incorporation, bylaws, minutes of all shareholders' meetings and records of all action taken by shareholders without a meeting for the past three years, all written communications within the past three years to shareholders as a group or to the holders of any class or series of shares as a group, a list of the names and business addresses of the current directors and officers, a copy of the corporation's most recent corporate report filed with the Secretary of State, and financial statements showing in reasonable detail the corporation's assets and liabilities and results of operations for the last three years, (vi) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent, (vii) authenticate records of the corporation, and (viii) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary. The directors and/or shareholders may however respectively designate a person other than the secretary or assistant secretary to keep the minutes of their respective meetings.

Any books, records, or minutes of the corporation may be in written form or in any form capable of being converted into written form within a reasonable time:

Section 8. TREASURER. The treasurer shall be the principal financial officer of the corporation, shall have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and shall deposit the same in accordance with the instructions of the board of directors. Subject to the limits imposed by the board of directors, he shall receive and give receipts and acquaintances for money paid in on account of the corporation, and shall payout of the corporation's funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity. He shall perform all other duties incident to the office of the treasurer and, upon request of the board, shall make such reports to it as may be required at any time. He shall, if required by the board, give the corporation a bond in such sums and with such 'sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation. He shall have such other powers and perform such other duties as may from time to time be prescribed by the board of directors or the president. The assistant treasurers, if any, shall have the same powers and duties, subject to the supervision of the treasurer.

The treasurer shall also be the principal accounting officer of the corporation. He shall prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account as required by the General Corporation Law of Nevada, prepare and file all local, state and federal tax: returns, prescribe and maintain an adequate system of internal audit and prepare and furnish to the president and the board of directors statements of account showing the financial position of the corporation and the results of its operations.

ARTICLE V
SHARES

Section 1. CERTIFICATES. The board of directors shall be authorized to issue any of its classes of shares with or without certificates. The fact that the shares are not represented by certificates shall have no effect on the rights and obligations of shareholders. If the shares are represented by certificates, such shares shall be represented by consecutively numbered certificates signed, either manually or by facsimile, in the name of the corporation by the president. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nonetheless be issued by the corporation with the same effect as if he were such officer at the date of its issue. All certificates shall be consecutively numbered, and the names of the owners, the number of shares, and the date of issue shall be entered on the books of the corporation. Each certificate representing shares shall state upon its face:

(i) That the corporation is organized under the laws of Nevada; (ii) The name of the person to whom issued;

(iii) The number and class of the shares and the designation of the series, if any, that the certificate represents;

(iv) The par value, if any, of each share represented by the certificate;

(v) Any restrictions imposed by the corporation upon the transfer of the shares represented by the certificate.

If shares are not represented by certificates, within a reasonable time following the issue or transfer of such shares, the corporation shall send the shareholder a complete written statement of all of the information required to be provided to holders of uncertificated shares by the General Corporation Law of Delaware.

Section 2. CONSIDERATION FOR SHARES. Certificated or uncertificated shares shall not be issued until the shares represented thereby are fully paid. The board of directors may authorize the issuance of shares for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed or other securities of the corporation. Future services shall not constitute payment or partial payment for shares of the corporation. The promissory note of a subscriber or an affiliate of a subscriber shall not constitute payment or partial payment for shares of the corporation unless the note is negotiable and is secured by collateral, other than the shares being purchased, having a fair market value at least equal to the principal amount of the note. For purposes of this Section 2, "promissory note" means a negotiable instrument on which there is an obligation to pay independent of collateral and does not include a non-recourse note.

Section 3. LOST CERTIFICATES. In case of the alleged loss, destruction or mutilation of a certificate of stock, the board of directors may direct the issuance of a new certificate in lieu thereof upon such terms and conditions in conformity with law as the board may prescribe. The board of directors may in its discretion require an affidavit of lost certificate and/or a bond in such form and amount and with such surety as it may determine before issuing a new certificate.

Section 4. TRANSFER OF SHARES. Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and receipt of such documentary stamps as may be required by law and evidence of compliance with all applicable securities laws and other restrictions, the corporation shall issue a new certificate to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock books of the corporation that shall be kept at its principal office or by the person and at the place designated by the board of directors.

Except as otherwise expressly provided in Article II, Sections 7 and 11, and except for the assertion of dissenters' rights to the extent provided in Article 113 of the Nevada General Corporation Law, the corporation shall be entitled to treat the registered holder of any shares of the corporation as the owner thereof for all purposes, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares on the part of any person other than the registered holder, including without limitation any purchaser, assignee or transferee of such shares or rights deriving from such shares, unless and until such other person becomes the registered holder of such shares, whether or not the corporation shall have either actual or constructive notice of the claimed interest of such other person.

Section 5. TRANSFER AGENT, REGISTRARS AND PAYING AGENTS. The board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside Nevada. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

ARTICLE VI
INDEMNIFICATION OF CERTAIN PERSONS

Section 1. INDEMNIFICATION. For purposes of Article VI, a "Proper Person" means any person (including the estate or personal representative of a director) who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any foreign or domestic profit or nonprofit corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company, or other enterprise or employee benefit plan. The corporation shall indemnify any Proper Person against reasonably incurred expenses (including attorneys' fees), judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined by the groups set forth in Section 4 of this Article that he conducted himself in good faith and that he reasonably believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation's best interests, or (ii) in all other cases (except criminal cases), that his conduct was at least not opposed to the corporation's best interests, or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. Official capacity means, when used with respect to a director, the office of director and, when used with respect to any other Proper Person, the office in a corporation held by the officer or the employment, fiduciary or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. Official capacity does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement in (ii) of this Section 1. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirement of this section that he conduct himself in good faith.

No indemnification shall be made under this Article VI to a Proper Person with respect to any claim, issue or matter in connection with a proceeding by or in the right of a corporation in which the Proper Person was adjudged liable to the corporation or in connection with any proceeding charging that the Proper Person derived an improper personal benefit, whether or not involving action in an official capacity, in which he was adjudged liable on the basis that he derived an improper personal benefit. Further, indemnification under this section in connection with a proceeding brought by or in the right of the corporation shall be limited to reasonable expenses, including attorneys' fees, incurred in connection with the proceeding.

Section 2. RIGHT TO INDEMNIFICATION. The corporation shall indemnify any Proper Person who was wholly successful, on the merits or otherwise, in defense of any action, suit, or proceeding as to which he was entitled to indemnification under Section 1 of this Article VI against expenses (including attorneys' fees) reasonably incurred by him in connection with the proceeding without the necessity of any action by the corporation other than the determination in good faith that the defense has been wholly successful.

Section 3. EFFECT OF TERMINATION OF ACTION. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person seeking indemnification did not meet the standards of conduct described in Section 1 of this Article VI. Entry of a judgment by consent as part of a settlement shall not be deemed an adjudication of liability, as described in Section 2 of this Article VI.

Section 4. GROUPS AUTHORIZED TO MAKE INDEMNIFICAATION DETERMINATION. Except where there is a right to indemnification as set forth in Sections 1 or 2 of this Article or where indemnification is ordered by a court in Section 5, any indemnification shall be made by the corporation only as determined in the specific case by a proper group that indemnification of the Proper Person is permissible under the circumstances because he has met the applicable standards of conduct set forth in Section 1 of this Article. This determination shall be made by the board of directors by a majority vote of those present at a meeting at which a quorum is present, which quorum shall consist of directors not parties to the proceeding ("Quorum"). If a Quorum cannot be obtained, the determination shall be made by a majority vote of a committee of the board of directors designated by the board, which committee shall consist of two or more directors not parties to the proceeding, except that directors who are parties to the proceeding may participate in the designation of directors for the committee. If a Quorum of the board of directors cannot be obtained and the committee cannot be established, or even if a Quorum is obtained or the committee is designated and a majority of the directors constituting such Quorum or committee so directs, the determination shall be made by (i) independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in this Section 4 or, if a Quorum of the full board of directors cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board (including directors who are parties to the action) or (ii) a vote of the shareholders. Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

Section 5. COURT-ORDERED INDEMNIFICATION. Any Proper Person may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction for mandatory indemnification under Section 2 of this Article, including indemnification for reasonable expenses incurred to obtain court-ordered indemnification. If a court determines that the Proper Person is entitled to indemnification under Section 2 of this Article, the court shall order indemnification, including the Proper Person's reasonable expenses incurred to obtain court-ordered indemnification. If the court determines that such Proper Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standards of conduct set forth in Section 1 of this Article or was adjudged liable in the proceeding, the court may order such indemnification as the court deems proper except that if the Proper Person has been adjudged liable, indemnification shall be limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

Section 6. ADVANCE OF EXPENSES. Reasonable expenses (including attorneys' fees) incurred in defending an action, suit or proceeding as described in Section 1 may be paid by the corporation to any Proper Person in advance of the final disposition of such action, suit or proceeding upon receipt of (D a written affirmation of such Proper Person's good faith belief that he has met the standards of conduct prescribed by Section 1 of this Article VI, (ii) a written undertaking, executed personally or on the Proper Person's behalf, to repay such advances if it is ultimately determined that he did not meet the prescribed standards of conduct (the undertaking shall be an unlimited general obligation of the Proper Person but need not be secured and may be accepted without reference to financial ability to make repayment), and (iii) a determination is made by the proper group (as described in Section 4 of this Article VI) that the facts as then known to the group would not preclude indemnification. Determination and authorization of payments shall be made in the same manner specified in Section 4 of this Article VI.

Section 7. ADDITIONAL INDEMNIFICATION TO CERTAIN PERSONS OTHER THAN DIRECTORS. In addition to the indemnification provided to officers, employees, fiduciaries or agents because of their status as Proper Persons under this Article, the corporation may also indemnify and advance expenses to them if they are not directors of the corporation to a greater extent than is provided in these bylaws, if not inconsistent with public policy, and if provided for by general or specific action of its board of directors or shareholders or by contract.

Section 8. WITNESS EXPENSES. The sections of this Article VI do not limit the corporation's authority to payer reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he has not been made or named as a defendant or respondent in the proceeding.

Section 9. REPORT TO SHAREHOLDERS. Any indemnification of or advance of expenses to a director in accordance with this Article VI, if arising out of a proceeding by or on behalf of the corporation, shall be reported in writing to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

ARTICLE VII
INSURANCE

Section 1. PROVISION OF INSURANCE. By action of the board of directors, notwithstanding any interest of the directors in the action, the corporation may purchase and maintain insurance, in such scope and amounts as the board of directors deems appropriate, on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the corporation, or who, while a director, officer, employee, fiduciary or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic profit or nonprofit corporation or of any partnership, joint venture, trust, profit or non-profit unincorporated association, limited liability company, other enterprise or employee benefit plan, against any liability asserted against, or incurred by, him in that capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Article VI or applicable law. Any such insurance may be procured from any insurance company designated by the board of directors of the corporation, whether such insurance company is formed under the laws of Nevada or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity interest or any other interest, through share ownership or otherwise.

ARTICLE VIII
MISCELLANEOUS

Section 1. SEAL. The board of directors may adopt a corporate seal, which shall contain the name of the corporation and the words, "Seal, Nevada."

Section 2. FISCAL YEAR. The fiscal year of the corporation shall be as established by the board of directors.

Section 3. AMENDMENTS. The board of directors shall have power, to the maximum extent permitted by the Nevada General Corporation Law, to make, amend and repeal the bylaws of the corporation at any regular or special meeting of the board unless the shareholders, in making, amending or repealing a particular bylaw, expressly provide that the directors may not amend or repeal such bylaw. The shareholders also shall have the power to make, amend or repeal the bylaws of the corporation at any annual meeting or at any special meeting called for that purpose.

Section 4. RECEIPT OF NOTICES BY THE CORPORATION. Notices, shareholder writings consenting to action, and other documents or writings shall be deemed to have been received by the corporation when they are actually received: (1) at the registered office of the corporation in Nevada; (2) at the principal office of the corporation (as that office is designated in the most recent document filed by the corporation with the secretary of state for Nevada designating a principal office) addressed to the attention of the secretary of the corporation; (3) by the secretary of the corporation wherever the secretary may be found; or (4) by any other person authorized from time to time by the board of directors or the president to receive such writings, wherever such person is found.

Section 5. GENDER. The masculine gender is used in these bylaws as a matter of convenience only and shall be interpreted to include the feminine and neuter genders as the circumstances indicate.

Section 6. CONFLICTS. In the event of any irreconcilable conflict between these bylaws and either the corporation's articles of incorporation or applicable law, the latter shall control.

Section 7. DEFINITIONS. Except as otherwise specifically provided in these bylaws, all terms used in these bylaws shall have the same definition as in the General Corporation Law of Nevada.

EXHIBIT 4.1

REGULATION A SUBSCRIPTION AGREEMENT

GoIP Global, Inc.
Subscription Agreement

A purchaser of Shares must complete, date, execute, submit online or deliver to the Company the following documents, as applicable:

1. An original signed copy or online submission of this Subscription Agreement; and
2. A check, wire transfer, or other acceptable common form of payment payable to "GoIP Global, Inc." in the amount of $______ per Share for each Share purchased as called for in the Subscription Agreement.

GoIP Global, Inc.
Subscription Agreement

GoIP Global, Inc.
381 Park Avenue South, Suite 1201
New York, New York 10016
Tel 877-730-0191
Fax 917-621-3150
www.goipglobal.com

To whom it may Concern:

You have informed the undersigned ("Purchaser") that GoIP Global, Inc., a Nevada Corporation ("the Company"), wishes to raise Five Million Dollars ($5,000,000) from various persons by selling Shares of the Company's Common Stock, at a price of $_______ per Share.

I have had the opportunity to read or download the Offering Circular and it is acknowledged that a copy will be included with my stock purchase. I further understand that my rights and responsibilities as a Purchaser will be governed by the terms and conditions of this Subscription Agreement. I understand that you will rely on the following information to confirm that I desire to be an Investor, as defined in Regulation "A" promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and subject to Company approval.

This Subscription Agreement is one of a number of such subscriptions for Shares. By signing this Subscription Agreement, I offer and agree to purchase and subscribe from the Company the number of Shares set forth below on the terms specified herein. The Company reserves the right, in its complete discretion, to reject any subscription offer or to reduce the number of shares allotted. If this offer is accepted, the Company will execute a copy of this Subscription Agreement and return it to me. I understand that commencing on the date of this Offering all funds received by the Company in full payment of subscriptions for Shares will be deposited directly into the GoIP Global, Inc. corporate account. All proceeds from the sale of Shares will be delivered directly to the Company, or to the Selling Shareholders, respectively, in accordance with the terms of the Offering Circular.

2. Representations and Warranties.

I represent and warrant to the Company that:

I have adequate means of providing for my current needs and possible contingencies and I have no need for liquidity of my investment in the Shares; the purchase of Shares is consistent, in both nature and amount, with my overall investment program and financial condition.

The address set forth below is my true and correct residence, and I have no intention at this time of becoming a resident of any other state or jurisdiction.

____
Purchaser Initials

(a) I understand the risks implicit in the business of the Company. Among other things, I understand that there can be no assurance that the Company will be successful in obtaining the funds necessary for its immediate success. If only a fraction of the maximum amount of the Offering is raised, the Company may have to expand more slowly than anticipated, and proceeds from this one Offering may not be sufficient for the Company's total long-term needs.

(b) Other than as set forth in this Subscription Form/Agreement and the Offering Circular, no person or entity has made any representation or warranty whatsoever with respect to any matter or thing concerning the Company and this offering, and I am purchasing the Shares solely upon my own investigation and evaluation.

(c) The Shares for which I subscribe are being acquired solely for my own account, business, etc., as an investment. In order to induce the Company to sell shares to me, the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but me.

(d) I am aware of the following:

i. The Shares are a speculative investment which involves at least the same degree of risk facing any startup company; and
ii. The financial statements of the Company have merely been compiled, and have not been review or audited.

(e) No Federal or State agency has made any finding or determination as to the fairness of the Shares for public investment nor any recommendation or endorsement of the Shares.

(f) Except as set forth in the subscription, none of the following information has ever been represented, guaranteed, or warranted to me expressly or by implication, by any broker, the Company, or agents or employees of the foregoing, or by any other person:

   i. The appropriate or exact length of time that I will be required to hold the Shares;
   ii. The profit to be realized, if any, as a result of an investment in the Shares.

(g) I hereby agree to indemnify and hold harmless the Company, its Officers, Directors, and Representatives from and against any and all liability, damage, cost or expense, including reasonable attorney fees, incurred on account of or arising out of:

   i. Any inaccuracy in the declarations, representations, and warranties set forth above;
   ii. The disposition of any of the Shares by me which is contrary to the foregoing declarations, representations, and warranties; and
   iii. Any action, suit or proceeding based upon (1) the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or (2) the disposition of any of the shares.

(h) By entering into this Subscription Agreement, I acknowledge that the Company is relying on the truth and accuracy of my representations.

The foregoing representation and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery. If, in any respect, such representations and warranties are not true and accurate prior to delivery of the funds, I will give written notice of the fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefore. The Company will decide the appropriate action to take after responding, including a full refund of stock purchased.

____

Purchaser's Initials

3. Transferability. I understand that I may sell or otherwise transfer my shares under the Regulation "A" provisions of the Securities Act.

4. Indemnification. I understand that the meaning and legal consequences of the representations and warranties contained hereof, and I will indemnify and hold harmless the Company, its Officers, Directors, and Representatives involved in the offer or sale of the shares to me, as well as each of the managers and representatives, employees and agents and other controlling persons of each of them, from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of mine contained in this Subscription Agreement.

5. Revocation. I will not cancel, terminate or revoke this Subscription Agreement or any agreement made by me hereunder and this Subscription Agreement shall survive my death or disability.

6. Termination of Agreement. If this subscription is rejected by the Company, then this Subscription Agreement shall be null and void and of no further force and effect, no party shall have any rights against any other party hereunder, and the Company shall promptly return to me the funds delivered with this Subscription Agreement.

7. Miscellaneous.

   (a) This Subscription Agreement shall be governed by and construed in accordance with the substantive law of the state of Nevada and the Regulation "A" provisions of the Security and Exchange Act.
   (b) This Subscription Agreement and offering circular constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in writing and executed by all parties.

8. Ownership Information. Please print (below) the total number of shares to be purchased, and the exact name(s) in which the shares will be registered.

Total Shares: _______

Name(s): ___________________________________

______ Single Person
______ Husband and Wife, as community property
______ Joint Tenants (with right of survivorship)
______ Tenants in Preferred
______ A married person as separate property
______ Corporation or other organization
______ A Partnership
______ Trust
______ IRA

____
Purchaser's Initials

______ Tax-Qualified Retirement Plan
(i) Trustee(s)/Custodian ______________________________
(ii) Trust Date ______________________________________
(iii) Name of Trust ___________________________________
(iv) For the Benefit of: _______________________________

______ Other: ____
(please explain)

Social Security or Tax I.D.#: _________________________________

Residence Address:

____
(Street Address)

____
(City) (State) (Zip)

Mailing Address: (Complete only if different from Residence)

____
(Street Address) (If P.O. Box, include address for surface delivery if different than residence)

____
(City) (State) (Zip)

Phone Numbers

Home: _______________________

Business: ___________________________

Fax: ______________________________

9. Date and Signatures. Dated _____________________, 200__.

Purchasers' Signatures
Purchaser Name (Print)

_____________________________ _____________________________

_____________________________ _____________________________

_____________________________ _____________________________
Date Date

(Each co-owner or joint owner must sign – Names must be signed exactly as listed under "Purchaser Name")

ACCEPTED:

GoIP Global, Inc.

By: _________________________ **Dated: _______________________, 200__**
Isaac H. Sutton
Sole Officer, and Sole Director

EXHIBIT 5.1



The Sourlis Law Firm

Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+#

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

214 Broad Street
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

VIA REGULAR MAIL

July 2, 2010

GoIP Global, Inc.
381 Park Avenue South, Suite 1201
New York, New York 10016
Tel 877-730-0191
Fax 917-621-3150

Re: Offering of up to 500,000,000 shares of Common Stock, par value $0.001 by GoIP Global, Inc., a Nevada corporation.

Mr. Sutton,

We have acted as counsel to GoIP Global, Inc., a Nevada corporation (the "Issuer"), solely for the purpose of issuing this opinion letter (this "Opinion") in connection with the filing with the Securities and Exchange Commission (the "Commission") of a offering statement on Form 1-A (the "Offering Statement") regarding the proposed offering (the "Offering") of up to 500,000,000 shares of the common stock of the corporation, par value $0.001. We are providing this Opinion at your request.

In order to render this Opinion, we have examined and are relying upon copies of the following documents (collectively, the "Documents"):

As a basis for the opinions expressed herein, we have examined such representations, statements and certificates of directors and officers of the Issuer, as well as such other documents, as we have deemed relevant or proper, all of which statements, certificates and documents are identified below:

a. Articles of Incorporation of E Education Network, Inc. filed with the Secretary of State of the State of Nevada on May 8, 2003;

b. Articles of Amendment to the Articles of Incorporation, as filed with the Secretary of State of the State of Nevada on August 10, 2005.

c. Articles of Amendment to the Articles of Incorporation, as filed with the Secretary of State of the State of Nevada on December 27, 2006.

d. Articles of Amendment to the Articles of Incorporation, as filed with the Secretary of State of the State of Nevada on January 4, 2008.

e. Amended and Restated Articles of Incorporation, as filed with the Secretary of State of the State of Nevada on September 2, 2009.

f. Articles of Amendment to the Articles of Incorporation, as filed with the Secretary of State of the State of Nevada on January 4, 2010.

g. The bylaws of the Issuer;

h. The organizational action of the incorporator of the Issuer;

i. Corporate resolutions of the Issuer dated as of various times throughout the Issuer's existence;

j. Subscriptions to the capital stock of the Issuer and the corresponding documentation with regards to each offering;

k. Stock ledgers and investor lists of the Issuer dated as of various times throughout the Issuer's existence;

l. Financial statements of the Issuer dated as of various times throughout the Issuer's existence, none of which were audited by an independent accounting firm;

m. The organizational action of the shareholders of the Issuer;

n. The organizational action of the directors of the Issuer;

o. The Articles of existence with respect to the Issuer, as issued by the Secretary of State of Nevada;

p. The Articles of an officer of the Issuer dated concurrently herewith.

For the purpose of rendering this Opinion, we have examined such questions of law as we have deemed appropriate. As to questions of fact, we have relied without independent investigation (unless expressly indicated herein) on, and we have assumed the accuracy and validity of, the corporate records of the Issuer and certificates of certain public officials. We have assumed the authenticity of all the Documents submitted to us as originals, the genuineness of all signatures in the Documents, the legal capacity of all natural persons executing the Documents and the conformity to the originals of all documents submitted to us as photocopies, telecopies or conformed copies. However, except for the Documents listed above, we have not (unless expressly indicated herein) reviewed any other document or conducted any other examination of any public record and the opinions rendered herein are limited accordingly.

Based upon the foregoing and subject to the assumptions, qualifications, exceptions and other limitations set forth herein, we are of the opinion that:

1. The Issuer is a duly organized and validly existing corporation in good standing under the laws of the State of Nevada and has all requisite power and authority to issue, sell and deliver the shares of common stock, and to carry on its business and own its property;

2. The authorized shares of the Issuer consist of 2,400,000,000 shares of common stock, of which, to the best of our knowledge and belief, based upon representations made by the Company, 1,646,803,472 are outstanding and 10,000,000 shares of Preferred Stock, of which, to the best of our knowledge and belief, based upon representations made by the Company 100,000 Shares of Series A Preferred Stock are outstanding, 100,000 Shares of Series B Preferred Stock are outstanding, and 500,000 Shares of Series C Preferred Stock are outstanding.

3. The shares of common stock being offered in the Offering have been duly authorized and, upon receipt of the consideration per common share as stipulated in the Form 1-A Offering Statement will be validly issued, fully paid and nonassessable, in accordance with Federal law and the applicable laws of the State of Nevada, the Issuer's state of incorporation.

Without limitation on and in addition to any other assumption, qualification, exception or limitation expressed elsewhere in this Opinion, the foregoing opinions are subject in their entirety to, and expressly limited by, the following assumptions, qualifications, exceptions and limitations.

a. The members of our firm are collectively licensed to practice law in the States of New Jersey, New York, and the District of Columbia, and accordingly, express no opinion with respect to the law, or the effect of the law, of any jurisdiction other than the States of New Jersey or New York, the District of Columbia, or the United States of America.

b. The Documents specified herein may not constitute all of the documents relevant to the Offering. We have not reviewed any other document except the Documents specified herein and the opinions expressed herein are based solely upon the Documents specified herein. Moreover the opinions expressed herein are not based upon and do not relate to any other document, agreement or instrument that may be referenced in, incorporated into or related to any of the Documents.

c. This Opinion is delivered as of the date hereof and is based upon the current state of the law existing and effective as of the date of this Opinion. We undertake no obligation or responsibility to update or supplement this Opinion in the event of, or in response to, any subsequent change in the law, or upon the occurrence after the date of this Opinion of any event or circumstance, which may affect the opinions expressed herein.

d. Other than as expressly set forth herein, we express no opinion regarding information set forth in the Offering Statement or in any appendix, schedule or exhibit thereto. We express no opinion whatsoever with respect to the legality of the proposed Offering under the securities laws of the Federal Government or of any State, including no opinion related to whether the common shares, when issued, will have been properly qualified or will be exempt from registration. Furthermore, we express no opinion regarding the Offering, including the proposed manner of advertising or selling the common shares. In this regard, we have not advised the Issuer in any way regarding the qualification of, or the applicability of any exemption from registration available to, the common shares or regarding the proposed advertising and sale of the common shares.

e. This Opinion is limited to the legal matters expressly addressed herein and we express no opinion, and no opinion is to be inferred or implied, on any other matter not specifically addressed in this Opinion.

f. The Issuer is hereby authorized to file and distribute copies of this Opinion along with copies of the Offering Statement or of the offering circular contained therein.

g. Our law firm hereby grants consent to the Issuer to file this legality opinion as an Exhibit to this offering statement. Our law firm also grants the issuer consent to use and reference our law firm name as appropriate within the contents of the offering statement.

We hereby consent to the filing of this Opinion with the Commission as well as with all state regulatory bodies and jurisdictions in which qualification or coordination is sought for the issuance of the Common Shares.

Sincerely,

The Sourlis Law Firm



Virginia K. Sourlis, Esq.

EXHIBIT 10.1

EMPLOYMENT AGREEMENT BETWEEN
GOIP GLOBAL, INC. AND ISAAC H. SUTTON

THIS AGREEMENT made this 10th day of April 2006, by and between GoIP Global, Inc., a Nevada corporation with its principal office at 122 East 42nd Street, Suite 2715 New York, NY 10168 (hereinafter "GoIP " or the "Company" or the "Corporation") and Isaac H. Sutton (hereinafter "Sutton" or the "Executive") residing at 1365 York Avenue New York, NY.

WITNESSETH

WHEREAS, the said Sutton is to be the Chairman of the Board of Directors and the Chief Executive Officer of GoIP and an integral part of management and GoIP desires to assure itself of his continuing services and of a continuity in management and also desires to assure Sutton of continued employment during the period of employment hereunder and of retirement benefits upon his retirement, and

WHEREAS, Sutton is willing to commit himself to continue to remain in the employ of GoIP , and, except as is provided hereinafter, to forego opportunities elsewhere during such period on the terms and conditions as set forth herein.

NOW THEREFORE, in consideration of the mutual promises and conditions contained herein, the parties, intending to be legally bound hereby, agree as follows:

1. EMPLOYMENT AND TERM:

(a) The Company hereby agrees to employ Sutton, and the said Sutton hereby agrees to be employed by GoIP , upon the terms and conditions hereinafter stated, for a Period of Employment which shall commence on April 10, 2006, (hereinafter the "Commencement Date" and which shall be deemed the date of this Agreement) and, subject only to the express terms of this Agreement relating to death and disability, shall i) continue until the close of business on December 31, 2011 (the Terminal Date) or ii) until such later date as the parties shall agree upon, or iii) upon such other date as shall result from the operation of the terms and conditions of this Agreement, or iv) until Executive shall die, or v) until Executive is disabled as defined hereinafter. In the event that Executive shall continue in the full-time employment of the Company after December 31, 2011, such employment shall continue to be subject to the terms and conditions of this Agreement, as now stated or as hereafter amended, and the Period of Employment shall include the entire period during which Executive in fact continues in such employment.

(b) The termination date of December 31, 2011 set forth in (a) above shall be extended for five years, as of that date and as of each subsequent fifth anniversary of that date, unless either party shall have given to the other party notice, in the manner hereinafter provided, no later than on September 30, 2011, or September 30th of each subsequent fifth anniversary year of employment, that the Terminal Date is not to be extended. Upon such Terminal Date Executive shall be vested with all of the pension benefits commensurate with twenty years service with the Company, its successors or assigns, pension, profit sharing, incentive stock option, supplemental retirement or other compensation plans for qualified and non-qualified executive employees of the Company, now or hereafter implemented.

2. POSITION, DUTIES AND RESPONSIBILITIES:

(a) It is contemplated that during the Period of Employment Executive will serve as Chairman of the Executive Committee, Chief Executive Officer and Chairman of the Board of Directors of the Company, its successors and assigns, with office(s) and title(s), reporting responsibility, duties, other responsibilities importance and scope, and with the functions, duties and responsibilities attached thereto and as the same may be changed, in writing, from time to time after the date of this Agreement by mutual agreement of the parties. The parties further agree that upon a change of control of the Company as defined herein, or if the Company fails and refuses to elect, appoint or name Executive as the Chairman of the Board and Chief Executive Officer of the Company, Executive, at his sole and exclusive option shall be entitled to terminate this contract and upon such termination receive all of the salary and benefits to which he would have become entitled if he had remained in the Company's continuous employ until the fifth anniversary of the then next successive anniversary of the Terminal Date ie. if such change in control date is June 1, 2007, then the Company shall pay Executive all of his salary and benefits until December 31, 2017, same being the fifth anniversary following the next anniversary of the Terminal Date or December 31, 2011, together with full vesting of all of the retirement benefits, and successor retirement benefits to which he, and his beneficiaries, would have become entitled, as if on such day he had completed twenty (20) years active service of employment or deemed upon his retirement had Executive continued in the "Company's continuous employ until the last date or event contemplated by this agreement with twenty years fully vested service.

Notwithstanding the foregoing, the parties further agree that they shall be deemed to have mutually agreed to a change in office(s), title(s), reporting responsibility, duties and responsibilities, at any time, if such change shall have been assigned by the Board of Directors of the Company and Executive, 1) shall have agreed in writing in advance to such change, and provided that in all events the salaries and benefits reserved to Executive shall not be reduced or compromised in any manner.

(b) Executive's office(s), title(s), reporting responsibility, duties and responsibilities as of the date of this Agreement, may not be changed after the date of this Agreement without the written consent of Executive.

(c) During the Period of Employment Executive shall, without compensation other than that herein provided (unless the Board of Directors of the Company shall assign an additional salary for said continued service), also serve and continue to serve, if and when elected and re-elected, as an officer or director, or both, of any subsidiary, division or affiliate of the Company, provided Executive shall not be obliged to relocate from the New York City Metropolitan area and shall not incur any personal liabilities therefore that the Company does not bond or insure against in amounts satisfactory to Executive.

(d) Throughout the Period of Employment Executive shall devote his primary time and attention during normal business hours to the business and affairs of the Corporation except for reasonable vacations and except for illness or incapacity, but nothing in this Agreement shall preclude Executive from devoting reasonable periods required for i) serving as a director of any business, corporation involving no conflict of interest with the interest of the Corporation; (ii) delivering lectures, fulfilling speaking engagements, teaching at educational institutions; (iii) engaging in charitable and community activities; and (iv) managing investments, provided that such activities do not materially interfere with the regular performance of his duties and responsibilities under this Agreement.

(e) Unless otherwise agreed to by Executive, the office of Executive shall be located at the principal offices of the Company within the area of Metropolitan New York and Executive shall not be required to locate his office elsewhere without his prior written consent. Executive shall not be required to travel outside the New York Metropolitan area more than 60 days per annum.

3. COMPENSATION, COMPENSATION PLANS, PERQUISITES:

Upon execution of this Agreement and for all services rendered by Executive in any capacity during the Period of Employment, including, without limitation, services as an executive, officer, director or member of any committee of the Company or of any subsidiary, division or affiliate thereof, effective April 10, 2006, Executive shall be paid as compensation a base annual salary of $240,000, payable in equal monthly payments of $20,000, together with annual increases, in no event less than ten (10%) per cent per annum, and together with such increases as shall be awarded by the Company from time to time effective in accordance with the Company's regular administrative practices of other salary and bonuses applicable to executives of the Company (such as attendance fees for Board of Directors meetings) in effect from time to time, together with incentive awards or bonuses provided for herein, if any, and such annual short-term and long-term incentive awards and bonuses, including qualified and non-qualified stock options, provided for under any compensation plan, or any successor compensation plan in effect as of the date of this Agreement or that may be adopted by the Company during any period of employment, or as may be awarded from time to time by the Board of Directors of the Company or a duly authorized committee thereof in its sole discretion.

Any increase in salary or in annual incentive award or other compensation, including stock options, paid or payable to Executive shall in no way diminish any other obligation of the Company under this Agreement. Nothing in this Agreement shall preclude other benefits awarded in accordance with the Company policy and improvement of reward opportunities in such plans or other plans in accordance with the practice of the Company on or after the date of this Agreement. Any provision of the Company's Additional Compensation Plan (or any successor plan) to the contrary notwithstanding, any Awards due to Executive before, or made to Executive on account of, or following a Change in Control of the Company, that occurs during the Period of Employment (whether for services rendered prior to or after such Change in Control) shall be paid wholly in cash within ninety (90) days after the awards are made.

(b) Within ninety (90) days following the end of the "Company's" fiscal year, in each year of the Employment Period, the Company shall pay to Executive, in cash, an amount equal to three quarters (3/4%) of one per cent of, gross sales recorded by the Company in excess of Twenty Million Dollars and reported in its annual statement to the Securities and Exchange Commission and/or to the "Company's" shareholders. Executive may, at his sole and exclusive discretion, convert said cash bonus, or the entitlement thereto into an option to purchase from the Company, if available, shares of the common stock of the Company for the book value of the Common Stock of the Company as of March 31, 2006.

(c) During the period of employment the Executive shall be entitled to purchase up to 5,000,000 shares of the Common Stock of the "Company," for the book value of the Common Stock as of March 31, 2006. The "Executive," shall have the right to exercise such options at any time, in whole or in part during the term of this Agreement and for an additional period of one year from and after the Terminal Date.

(d) Subject to the provisions herein, during the Period of Employment Executive shall be and continue to be a full participant in any Incentive Stock Option Plan of the Company, any Additional Compensation Plan of the Company (providing for Short and Long-Term Awards) and in any and all other executive incentive plans in which executives of the Company participate that may hereafter be adopted, including without limitation, any stock option, stock purchase or stock appreciation plans, or any successor plans that may be adopted by the Company, with at least the same reward opportunities, if any, that have heretofore been provided to Executive and, in the case of Long-Term Awards under the Additional Compensation Plan of the Corporation, with at least the same reward opportunities following a Change in Control as the highest reward opportunity, if any, that shall have been provided to Executive prior to the date on which a Change in Control of the Company shall have occurred. Nothing in this Agreement shall preclude other benefits awarded in accordance with the Company policy and improvement of reward opportunities in such plans or other plans in accordance with the practice of the Company on or after the date of this Agreement.

(e) During the Period of Employment Executive shall be entitled to perquisites, including, without limitation, long term disability insurance coverage until age 65, long term health care insurance, health and major medical insurance, fully funded whole life insurance in an amount not less than Two Million Dollars, an office, secretarial and legal staff, and fringe benefits, including, without limitation, the business and personal use of an automobile, including storage fees, insurance and maintenance incidental thereto; and payment or reimbursement of a business club initiation fees and dues and related expenses, as well as reimbursement, upon proper accounting, of business class travel and entertainment expenses and disbursements incurred in the ordinary course of business.

The compensation, perquisites and benefits provided for in this Section, together with other matters therein set forth, are in addition to any benefits otherwise provided for in this Agreement and are to be of a nature commensurate with the Chief Executive Officer of a NYSE listed firm with revenues in excess of Twenty Million Dollars.

4. EFFECT OF DEATH OR DISABILITY:

(a) In the event of the death of Executive during the Period of Employment, in addition to any other benefits or entitlements herein provided for, the legal representative of Executive shall be entitled to the compensation provided for above for one year plus the month in which death shall have taken place, at the rate being paid at the time of death, and the Period of Employment shall be deemed to have ended as of the close of business on the first anniversary of the last day of the month in which death shall have occurred, which payments shall be payable promptly and without prejudice to any payments due in respect of Executive's death. The Company shall cause to be obtained and maintained a Two Million Dollar fully paid and nonassessable whole life insurance insuring the life of the "Executive". Said policy shall be maintained on a Equity Split Dollar basis for the entire term of employment and upon the cessation of employment, for a period of ten years thereafter. (b) The term "Total Disability," as used in this Agreement shall be defined by the long term disability policy obtained paragraph 3 (e) hereof otherwise, "Total Disability" shall mean an illness or accident occurring during the Period of Employment which prevents Executive from resuming performance of his duties under this Agreement after a leave of absence of eighteen consecutive months, during which period Executive shall receive 100% of his compensation. In such event and following a determination by the Board of Directors of the Company that in its judgment Executive is Totally Disabled, the Period of Employment shall be deemed to have ended as of the close of business on the last day of such eighteen months' period but without prejudice to any payments due Executive in respect of a disability. During any period of leave of absence occasioned by illness or injury, Executive will submit to such physical examinations as may reasonably be requested by the Board of Directors and shall authorize release to the Board of Directors of copies of all hospital or other medical reports concerning Executive's illness, injury, and course and progress of treatment.

(c) In the event of the Total Disability of Executive during the Period of Employment Executive shall receive 100% of his compensation, Executive shall thereafter be entitled to 90% of the compensation provided for above, at the rate and in the manner being paid at the time of the commencement of Total Disability (i) for the period of such Disability or (ii) until death or (iii) until Executive becomes 70 years of age or (iv) for a period of 15 years, whichever of the events shall first occur. The Company shall obtain insurance policies to cover the disability of Executive, however, the failure so to do for any reason does not mitigate the Company obligation to pay such compensation to Executive, which obligation shall be perfected into a secured obligation of the Company.

(d) If during the Period of Employment Executive shall become temporarily, or intermittently, disabled through illness or accident from performing his duties hereunder, he shall be entitled to a leave of absence from his employment duties for the period of such temporary, or intermittent, disability, not to exceed 180 days in any twelve month period. Executive's full compensation and status as an employee shall continue during any such temporary, or intermittent, disability and leaves of absence.

(e) In the event of the death of Executive during the Period of Employment the Company agrees to pay to his surviving spouse, in addition to the insurance proceeds as set forth above 60% of the compensation provided for above, at the rate and in the manner being paid at the time immediately before Executive's death until i) her death or ii) she becomes 70 or iii) for a period of 20 years whichever shall first occur. The amount of any payments due under this paragraph may be reduced by any payments which Executive shall have received for the same period because of disability under any disability or pension plan of the Company or any subsidiary or affiliate thereof.

5. TERMINATION:

(a) In the event of a Termination, as defined below, during the Period of Employment, the provisions of this Article shall apply. Any provision of this Agreement to the contrary notwithstanding, the payments, benefits, service credit for benefits and other matters provided by this Article in the event of such a Termination are in addition to any payments, benefits, service credit for benefits and other matters herein provided that may apply in such event.

(b) In the event of a Termination and subject to the provisions of this Agreement, relating to mitigation of damages, and to compliance by Executive with the provisions relating to confidential information, the Corporation shall, as liquidated damages or severance pay, or both, pay to Executive and provide him, his dependents, beneficiaries and estate, with (i) compensation for sixty months of service after the month in which Termination shall have occurred at the rate being paid at the time of Termination.

(c) During the period that the payments provided for in subparagraph (b) of this paragraph are required to be made, Executive, his dependents and beneficiaries, shall continue to be entitled to all benefits under employee benefit plans of the Company, as if Executive were still employed during such period under this Agreement, including stock options, major medical and health insurance, death, long term health care, disability and, if and to the extent that such benefits shall not be payable or provided under any such plan by reason of Executive's no longer being an employee of the Company as the result of Termination, the Company shall itself pay or provide for payment to Executive, his dependents and beneficiaries, of such benefits and the service credit for benefits provided for below.

(d) The period in which the payments provided for are required to be made shall be considered service with the Company for the purpose of continued credits under any stock option or employee benefit plans referred to above, or otherwise in force and effect, and all other benefit plans of the Company applicable to Executive or his beneficiaries as in effect immediately prior to Termination but prior to any reduction of benefits there under as the result of amendment or termination during the Period of Employment, and for purposes of determining payments and other rights in respect of awards made or accrued and award opportunities granted prior to Termination under any, and all, of the

Company's Executive Incentive Plans (including, without limitation, Long-Term Award opportunities granted prior to Termination under the Company's Additional Compensation Plan) and all other incentive plans of the Company in which Executive was a participant prior to Termination.

(e) In the event that Executive shall at the time of Termination hold any outstanding and unexercised (whether or not exercisable at the time) option or options theretofore granted by the Company its successors or assigns, the Company at the Executives option shall immediately pay to Executive, in a lump sum, an amount equal to the excess above the option price under each such option, the Fair Market Value of the shares subject to each such option at the time of Termination. Solely for the purpose of this subparagraph, Fair Market Value at the time of Termination shall be deemed to mean the higher of (i) the average of the reported closing prices of the Common Shares of the Company, as reported on the Stock Exchange on which it is traded for the last trading day prior to the Termination and for the last trading day of each of the two preceding thirty-day periods, and (ii) in the event that a Change in Control of the Company, as defined below, prior to Termination shall have taken place as the result of a tender or exchange offer, or otherwise, and such Change in Control was consummated within twelve months of Termination, an amount equal to the per share consideration paid for a majority of the Common Shares of the Company acquired in the course of such tender or exchange offer. Upon receiving the payment from the Company called for by subparagraph (b) of this paragraph, Executive shall execute and deliver to the Company a general release in favor of the Company, its successors and assigns, in respect of any and all matters, including, without limitation, any and all rights under any outstanding and unexercised options at the time of Termination, except for the payments and obligations required to be made or assumed by the Company under this Agreement which at the time had not yet been made or assumed and except for such other valid obligations of the Company as shall be set forth in such release.

(f) If a Change in Control of the Company, as defined below, shall have occurred at any time during the term hereof, as same may be extended from time to time, the Company shall pay to Executive, in cash, within ninety (90) days following such termination an amount equal to two (2) times the amount of Executive's then annual base salary times sixty months. In addition thereto, Executive, and/or his beneficiaries and survivors, shall be entitled to all of the benefits of this agreement based upon Executive's retirement, including full health insurance, disability insurance, long term health care and life insurance, together with twenty (20) years fully vested service with respect to any employee benefit plans of the Company, which shall be deemed to have occurred one (1) day prior to the date of said termination,

(g) The word "Termination," for the purpose of this of this Agreement, shall mean

(i) Termination by the Company its successors or assigns of the employment of Executive by the Company and its subsidiaries for any reason other than for Cause as defined below or for Disability as defined above; or

(ii) Termination by Executive of his employment by the Company and its subsidiaries upon the occurrence of any of the following events:

(a) Failure to elect or re-elect Executive as Chief Executive Officer or as Chairman of the Board of Directors of the Company during the Period of Employment, or removal of Executive from, any of the office(s) described above;

(b) A significant change in the nature or scope of Executive's authorities, powers, functions or duties, or a reduction in compensation, which is not remedied within 30 days after receipt by the Company of written notice from Executive;

(c) A determination by Executive made in good faith that as a result of a Change in Control of the Company, as defined in below, and a change in circumstances thereafter and since the date of this Agreement significantly affecting his position, he is unable to carry out the authorities, powers, functions or duties attached to his position and contemplated by this Agreement and the situation is not remedied within 30 days after receipt by the Company of written notice from Executive of such determination;

(d) A breach by the Corporation of any provision of this Agreement not embraced within the foregoing clauses of this subparagraph which is not remedied within 30 days after receipt by the Company of written notice from Executive;

(e) The liquidation, dissolution, consolidation or merger of the Company or transfer of all or a significant portion of its assets unless a successor or successors (by merger, consolidation or otherwise) to which all or a significant portion of its assets have been transferred shall have assumed all duties and obligations of the Company under this Agreement but without releasing the corporation that is the original party to this Agreement; provided that in any event set forth in this subparagraph Executive shall have elected to terminate his employment under this Agreement upon not less than thirty and not more than ninety days' advance written notice to the Board of Directors of the Company, attention of the Secretary, given, except in the case of a continuing breach, within three calendar months after (A) failure to be so elected or re-elected, or removed, (B) expiration of the thirty-day cure period with respect to such event, or (C) the closing date of such liquidation, dissolution consolidation, merger or transfer of assets, as the case may be.

An election by Executive to terminate his employment given under the provisions of this paragraph shall not be deemed to be a voluntary termination of employment by Executive for the purpose of this Agreement or any plan or practice of the Company.

(h) For the purpose of any provision of this Agreement, the termination of Executive's employment shall be deemed to have been for Cause only (i) if termination of his employment shall have been the result of a proven act or acts of dishonesty, constituting a felony, adjudicated by a competent court having jurisdiction of Executive and resulting or intended to result directly or indirectly in gain or personal enrichment at the expense of the Company.

(i) Anything in this paragraph or elsewhere in this Agreement to the contrary notwithstanding, the employment of Executive shall in no event be considered to have been terminated by the Company for Cause if termination of his employment took place (i) as the result of bad judgment or negligence on the part of Executive, or (ii) as the result of an act or omission without intent of gaining a profit there from, directly or indirectly, to which Executive was not legally entitled, or (iii) because of an act or omission believed by Executive in good faith to have been in or not opposed to the interests of the Company, or (iv) for any act or omission in respect of which a determination could properly be made that Executive met the applicable standard of conduct prescribed for indemnification or reimbursement or payment of expenses under (A) the Bylaws of the Company, or (B) the laws of either the State of Nevada, or (C) the directors' and officers' liability insurance of the Company, in each case either as in effect at the time of this Agreement or in effect at the time of such act or omission, or (v) as the result of an act or omission which occurred more than twelve calendar months prior to Executive's having been given notice of the termination of his employment for such act or omission unless the commission of such act or such omission could not at the time of such commission or omission have been known to a member of the Board of Directors of the Company (other than Executive, if he is then a member of the Board of Directors), in which case more than twelve calendar months from the date that the commission of such act or such omission was or could reasonably have been so known, or (vi) as the result of a continuing course of action which commenced and was or could reasonably have been known to a member of the Board of Directors of the Company (other than Executive, if he is then a member of the Board of Directors) more than twelve calendar months prior to notice having been given to Executive of the termination of his employment.

(j) In the event that Executive's employment shall be terminated by the Company during the Period of Employment and such termination is alleged to be for Cause, or Executive's right to terminate his employment under this Agreement shall be questioned by the Company, or the Company shall withhold payments or provisions of benefits because Executive is alleged to be engaged in Competition in breach of the provisions of this Agreement or for any other reason, Executive shall have the right, in addition to all other rights and remedies provided by law, at his election either to seek arbitration in New York City under the rules of the American Arbitration Association by serving a notice to arbitrate upon the Company or, at Executive's sole and exclusive option, to institute a judicial proceeding, in either case within ninety days after having received notice of termination of his employment or notice in any form that the termination of his employment is subject to question or that the Company is withholding or proposes to withhold payments or provision of benefits or within such longer period as may reasonably be necessary for Executive to take action in the event that his illness or incapacity should preclude his taking such action within such ninety-day period.

(k) (i) In the event that the Company defaults on any obligation of this, Agreement and shall have failed to remedy such default within thirty (30) days after having received written notice of such default from Executive or his legal representatives, in addition to all other rights and remedies that Executive may have as a result of such default,

Executive may demand and the Company shall thereupon be required to deposit, with the third-party stakeholder hereinafter described, an amount equal to the undiscounted value of any and all undischarged, future obligations of the Company under this Agreement and such amount shall thereafter be held, paid, applied or distributed by such third-party stakeholder for the purpose of satisfying such undischarged, future obligations of the Company when and to the extent that they become due and payable. Any interest or other income on such amount shall be paid over currently as earned by the "Company." To the extent not theretofore expended, such amount shall be repaid to the Company at such time as the third-party stakeholder, in its sole discretion, reasonably exercised, determines, upon the advice of counsel and after consultation with the Company and Executive or, in the event of his death, his beneficiary, that all obligations of the Company under this Agreement have been substantially satisfied.

(ii) Such amount shall, in the event of any question, be determined jointly by the firm of certified public accountants regularly employed by the Company and a firm of certified public accountants selected by Executive, in each case upon the advice of actuaries. To the extent the certified public accountants are unable to agree on a resolution of the question, such amount shall be determined by an independent firm of certified public accountants selected jointly by both firms of accountants.

(iii) The third-party stakeholder, the fees and expenses of which shall be paid by the Company, shall be a national or state bank or trust company having a combined capital, surplus and undivided profits and reserves of not less than One Hundred Million Dollars ($100,000,000.00) which is duly authorized and qualified to do business in the state in which Executive resides at the time of such default.

6. NO OBLIGATION TO MITIGATE DAMAGES:

(a) In the event of a Termination other than a Voluntary Termination as defined herein, Executive shall have no obligation to mitigate damages by seeking other employment. Provided, further, that he shall not be required to accept a position of less dignity and importance or of substantially different character and salary than the highest position theretofore held by him with the Company or a position that would call upon him to engage in Competition within the meaning below.

(b) To the extent that Executive shall receive compensation, benefits and service credit for benefits from other employment secured pursuant to the provisions of the subparagraph above, the payments to be made and the benefits and service credit for benefits to be provided by the Company (other than the credit for Twenty (20) Years Constructive Service provided therein) shall be correspondingly reduced. Such reduction shall, in the event of any question, be determined jointly by the firm of certified public accountants regularly employed by the Company and a firm of certified public accountants selected by Executive, in each case upon the advice of actuaries to the extent the certified public accountants consider necessary, and, in the event such two firms of accountants are unable to agree on a resolution of the question, such reduction shall be determined by an independent firm of certified public accountants selected jointly by both firms of accountants.

7. CONFIDENTIAL INFORMATION:

(a) Executive agrees not to disclose, either while in the Company's employ or at any time thereafter, to any person not employed by the Company, or not engaged to render services to the Company, except in his sole discretion as he may deem reasonable within the scope of his employment and in the interest of the Company, any confidential information obtained by him while in the employ of the Company, including without limitation, information relating to any of the Company's inventions, processes, formulae, plans, devices, compilations of information, methods of distribution, customers, client relationships, marketing strategies or trade secrets; provided, however, that this provision shall not preclude Executive from use or disclosure of information in furtherance of the Company business opportunities or of such information known generally to the public or of information not considered confidential by persons engaged in the business conducted by the Company or from disclosure required by law or Court order. The agreement herein made in this paragraph shall be in addition to, and not in limitation or derogation of, any obligations otherwise imposed by law upon Executive in respect of confidential information and trade secrets of the Company, its subsidiaries and affiliates.

(b) Executive also agrees that upon leaving the Company's employ he will not take with him, without the prior written consent of an officer authorized to act in the matter by the Board of Directors of the Company, and he will surrender to the Company any record, list, drawing, blueprint, specification or other document or property of the Company, its subsidiaries and affiliates, together with any copy and reproduction thereof, mechanical or otherwise, which is of a confidential nature relating to the Company, its subsidiaries and affiliates, or, without limitation, relating to its or their methods of distribution, client relationships, marketing strategies or any description of any formulae or secret processes, or which was obtained by him or entrusted to him during the course of his employment with the Company.

8. SEVERANCE ALLOWANCE, COMPETITION:

(a) In addition to the foregoing, in the event of termination of the employment of Executive by the Company at any time prior to the attainment by Executive of 65 years of age and such termination shall be for any reason other than for Cause, as defined above, the Company, subject to the provisions below relating to Competition, shall pay Executive a severance allowance commencing on the first day of each month following termination of his employment and continuing on the first day of each month until the next "Terminal Date" and thereafter for a period of 60 calendar months but in no event beyond the last day of the month in which either Executive shall have attained 65 years of age or his death shall have occurred, whichever shall first occur. Such severance allowance shall for each such month be an amount equal to the average Monthly Compensation of Executive for the twelve-month period preceding the Termination Date.

(b) During the period that the payments provided for in subparagraph (a) of this

Article are required to be made, Executive, his dependents and beneficiaries, shall continue to be entitled to all benefits inclusive of service credit for benefits under employee benefit plans of the Company as if Executive were still employed during such period and, if and to the extent that such benefits shall not be payable under any such plan by reason of Executive's no longer being an employee of the Company, the Company shall itself pay or provide for payment of such benefits to Executive, his dependents and beneficiaries. The amount of any benefit payable under this paragraph shall be reduced by any corresponding benefit with respect to the same period for which the cost is payable by the Company under the provisions of this Agreement.

(c) (A) Subject to the provisions above, there shall be no obligation on the part of the Company to make any further payments provided for above and in this Article or to provide any further benefits specified above or in this Article if Executive shall, during the period that such payments are being made or benefits provided, engage in direct Competition with the Company as hereinafter defined, provided all of the following shall have taken place:

(i) The Secretary of the Company, pursuant to resolution of the Board of Directors of the Company, shall have given written notice to Executive that, in the opinion of the Board of Directors, Executive is engaged in such direct Competition, specifying the details;

(ii) Executive shall have been given a reasonable opportunity upon reasonable notice to appear before and to be heard by the Board of Directors prior to the determination of the Board evidenced by such resolution;

(iii) Executive shall neither have ceased to engage in such direct Competition within thirty days from his receipt of such notice nor diligently taken all reasonable steps to that end during such thirty-day period and thereafter.

(B) The word "Competition" for the purposes of this paragraph and any other provision of this Agreement shall mean (i) taking a management position with or control of a business engaged in the design, development, marketing or distribution of services and products which constituted 15% or more of the sales of the Company and its subsidiaries and affiliates during the last fiscal year of the Company preceding the termination of Executive's employment, in any geographical area in which the Company, its subsidiaries or affiliates is at the time engaging in the design, development, manufacture, marketing or distribution of such products; provided, however, that in no event shall ownership of less than 5% of the outstanding capital stock entitled to vote for the election of directors of a corporation with a class of equity securities held of record by more than 500 persons, standing alone, be deemed Competition with the Company within the meaning of this paragraph, (ii) soliciting any person who is a customer of the businesses conducted by the Company, or any business in which Executive has been engaged on behalf of the Company and its subsidiaries or affiliates at any time during the term of this Agreement on behalf of a business described in clause (i) of this subparagraph or (iii) inducing or attempting to persuade any employee of the Company or any of its subsidiaries or affiliates to terminate his employment relationship in order to enter into employment with a business described in clause (i) of this subparagraph.

9. WITHHOLDING:

Anything to the contrary notwithstanding, all payments required to be made by the Company under this Agreement to Executive or his estate or beneficiaries shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as the Company independent Certified Public Accounting firm may reasonably determine it should withhold pursuant to any applicable law or regulation. In lieu of withholding such amounts, the Company may accept other provisions to the end that it has sufficient funds to pay all taxes required by law to be withheld in respect of any or all of such payments.

10. NOTICES:

All notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be sufficiently given if and when mailed in the continental United States by registered or certified mail or personally delivered to the party entitled thereto at the address stated from time to time in the Exhibit to this Agreement which address shall be such address as the addressee January have given most recently by a similar notice. Any such notice delivered in person shall be deemed to have been received on the date of delivery.

11. GENERAL PROVISIONS:

(a) There shall be no right of set-off or counterclaim in respect of any claim, debt or obligation against any payments to Executive, his dependents, beneficiaries or estate, provided for in this Agreement.

(b) The Company and Executive recognize that each party will have no adequate remedy at law for breach by the other of any of the agreements contained in this Agreement and, in the event of any such breach, the Company and Executive hereby agree and consent that the other shall be entitled to a decree of specific performance, mandamus or other appropriate remedy to enforce performance of such agreements.

(c) No right or interest to or in any payments shall be assignable by Executive; provided, however, that this provision shall not preclude him from designating one or more beneficiaries to receive any amount that may be payable after his death and shall not preclude the legal representative of his estate from assigning any right hereunder to the person or persons entitled thereto under his will or, in the case of intestacy, to the person or persons entitled thereto under the laws of intestacy applicable to his estate.

(d) (i) No right, benefit or interest hereunder, shall be subject to anticipation, alienation, sale, assignment, encumbrance, charge, pledge, hypothecation, or set-off in respect of any claim, debt or obligation, or to execution, attachment, levy or similar process, or assignment by operation of law. Any attempt, voluntary or involuntary, to effect any action specified in the immediately preceding sentence shall, to the full extent permitted by law, be null, void and of no effect

(ii) Executive shall not have any right, title, or interest whatsoever in or to any investments which the Company may make to aid it in meeting its obligations under this Agreement.

(iii) Subject to the provisions above, nothing contained in this Agreement shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and Executive or any other person.

(iv) Subject to the provisions above, to the extent that any person acquires a right to receive payments from the Company under this Agreement, except to the extent provided by law such right shall be no greater than the right of an unsecured general creditor of the Company.

(v) Subject to the provisions above, all payments to be made under this Agreement shall be paid from the general funds of the Company and except as provided herein no special or separate fund shall be established and no segregation of assets shall be made to assure payment of amounts payable under this Agreement, except as set forth in paragraph 4(c). Provided, however, that the Company shall have, at its sole discretion, the right to substitute fully paid annuity policies in place and instead of any deferred compensation benefits provided that such annuity provide to Executive, and or his beneficiaries, payments at least equal to the payment of the deferred compensation as required under any plan of deferred compensation in which Executive may have been enrolled in at any time.

(e) The term "beneficiaries" as used in this Agreement shall, in the event of the death of Executive, include his wife, Gayle Sutton, as beneficiary and daughter, Lara Sutton, as beneficiary, and son, Leigh Sutton, as beneficiary, unless a change in beneficiary or beneficiaries designated on a form filed with the Company by Executive to receive any amount that may be payable after his death or, if his spouse predeceases him then to his son and daughter, if both predecease him then to his estate, if no beneficiary has been so designated, the legal representative of Executive's estate.

(f) In the event of Executive's death or a judicial determination of his incompetence, reference in this Agreement to Executive shall be deemed, where appropriate, to refer to his legal representative or, where appropriate, to his beneficiary or beneficiaries.

(g) If any event provided for in this Agreement is scheduled to take place on a legal holiday, such event shall take place on the next succeeding business day that is not a legal holiday.

(h) The titles to sections in this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the title of any section.

(i) This Agreement shall be binding upon and shall inure to the benefit of Executive, his heirs and legal representatives, and the Company and its successors, including and not limited to GoIP as provided herein.

(j) This instrument contains the entire agreement of the parties relating to the subject matter of this Agreement and supersedes and replaces all prior agreements and understandings with respect to such subject matter, and with respect to the subject matter herein contained the parties hereto have made no agreements, representations or warranties relating to the subject matter of this Agreement which are not set forth herein.

12. AMENDMENT OR MODIFICATION; WAIVER:

No provision of this Agreement may be amended, modified or waived unless such amendment, modification or waiver shall be authorized by the Board of Directors of the Company or any authorized committee of the Board of Directors and shall be agreed to in writing, signed by Executive and by an officer of the Company thereunto duly authorized. Except as otherwise specifically provided in this Agreement, no waiver by either party hereto of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a subsequent breach of such condition or provision or a waiver of a similar or dissimilar provision or condition at the same time or at any prior or subsequent time.

13. SEVERABILITY:

Anything in this Agreement to the contrary notwithstanding:

(i) In the event that any provision of this Agreement, or portion thereof, shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement and parts of such provision not so invalid or unenforceable shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law;

(ii) Any provision of this Agreement, or portion thereof, which may be invalid or unenforceable in any jurisdiction shall be limited by construction thereof, to the end that such provision, or portion thereof, shall be valid and enforceable in such jurisdiction; and

(iii) Any provision of this Agreement, or portion thereof, which may for any reason be invalid or unenforceable in any jurisdiction shall remain in effect and be enforceable in any jurisdiction in which such provision, or portion thereof, shall be valid and enforceable.

14. SUCCESSORS TO THE COMPANY

Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the Company and any successor of the Company, including, without limitation, any corporation or corporations acquiring directly or indirectly all or substantially all of the assets of the Company whether by merger, consolidation, sale or otherwise (and such successor shall thereafter be deemed embraced within the term "the

Company for the purposes of this Agreement), but shall not otherwise be assignable by the Company.

15. CHANGE IN CONTROL

For the purpose of this Agreement, the term "Change in Control of the Company" shall mean a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934 as in effect on the date of this Agreement; provided that, without limitation, such a change in control shall be deemed to have occurred if and when (a) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934) is or becomes a beneficial owner, directly or indirectly, of securities of the Corporation representing twenty-five percent (25%) or more of the combined voting power of the Corporation's then outstanding securities or (b) during any period of 24 consecutive months, commencing before or after the date of this Agreement, individuals who at the beginning of such twenty-four month period were directors of the Company cease for any reason to constitute at least a majority of the Board of Directors of the Company.

16. GOVERNING LAW:

The validity, interpretation, construction, performance and enforcement of this Agreement shall be governed by the laws of the State of New York without giving effect to the principles of conflict of laws thereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Accepted and Agreed:



Isaac H. Sutton

For GoIP Global, Inc.



Signature

Isaac H. Sutton CEO

Name and Title